13

Follow-Up Materials

06014353

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Imperial Metals Corp.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

JUN 15 2006

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34714

FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 6/14/06

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "Meeting") of the shareholders of IMPERIAL METALS CORPORATION (the "Company") will be held in the Boardroom of Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, on Monday, May 8, 2006, at 2:00 p.m. (Pacific Time) for the following purposes:

1. To receive audited Consolidated Financial Statements of the Company for the year ended December 31, 2005, together with the Auditors' Report thereon;

2. To set the number of directors of the Company at four;

3. To elect directors;

4. To appoint Auditors for the ensuing year at a remuneration to be fixed by the Directors;

5. To consider, and if thought fit, to pass a resolution approving the Stock Option Plan (2005) of the Company as described in the accompanying Information Circular; and

6. To transact such further and other business as may properly come before the Meeting or any adjournment thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to and expressly made a part of this Notice of Meeting. A copy of the Stock Option Plan (2005) is available for inspection by shareholders at the Company's records office at Suite 200, 580 Hornby Street, Vancouver, British Columbia, V6C 3B6 during statutory business hours prior to the Meeting.

If you are a registered shareholder of the Company and unable to attend the Meeting in person, please complete the accompanying form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice.

DATED at Vancouver, British Columbia, this 14th day of March, 2006.

BY ORDER OF THE BOARD

(signed) *"J. Brian Kynoch"*

J. Brian Kynoch, President

TABLE OF CONTENTS

IMPERIAL METALS CORPORATION
200 – 580 Hornby Street, Vancouver, BC V6C 3B6

INFORMATION CIRCULAR
As at March 14, 2006

INTRODUCTION

This Information Circular accompanies the Notice of Annual General Meeting (the "Meeting") of the shareholders of Imperial Metals Corporation (the "Company") to be held on Monday, May 8, 2006 at the time and place set out in the accompanying Notice of Meeting. **This Information Circular is furnished in connection with the solicitation of proxies by management of the Company for use at the Meeting and at any adjournment of the Meeting.**

PROXIES AND VOTING RIGHTS

Management Solicitation and Appointment of Proxies

Registered Shareholders

The persons named in the accompanying form of proxy are nominees of the Company's management. **A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for and on the shareholder's behalf at the Meeting other than the persons designated as proxyholders in the accompanying form of proxy. To exercise this right, the shareholder must either:**

(a) on the accompanying form of proxy, strike out the printed names of the individuals specified as proxyholders and insert the name of the shareholder's nominee in the blank space provided; or

(b) complete another proper form of proxy.

To be valid, a proxy must be signed by the shareholder or his or her legal personal representative. In the case of a corporation, the proxy must be signed by a duly authorized officer of or attorney for the corporation.

The completed proxy, together with the power of attorney or other authority, if any, under which the proxy was signed or a notarially certified copy of the power of attorney or other authority, must be received by Computershare Investor Services Inc., Attention: Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, by 2:00 p.m. (Pacific time) on Thursday, May 4, 2006 or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting.

Non-Registered Shareholders

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their shares in their own name (referred to herein as "Beneficial Shareholders") are advised that only proxies from shareholders of record can be recognized and voted at the Meeting.

If common shares of the Company are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in such shareholder's name on the records of the Company. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited), which company acts as nominee for many Canadian brokerage firms. Common shares so held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares of the Company registered in the name of CDS & Co. or any other securities depositary firms or brokerage houses are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the form of proxy (the "Meeting Materials") to the clearing agencies and intermediaries for onward distribution to Beneficial Shareholders with a request for voting instructions. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings unless the Beneficial Shareholders have waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. Often the request for voting instructions supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Company to the registered shareholders. However, it is not a valid proxy; rather it is to be used as a means of instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. Very often, intermediaries will use service companies to forward the Meeting Materials to Beneficial Shareholders. Generally, Beneficial Shareholders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Beneficial Shareholder but which is otherwise not completed. Because the intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Beneficial Shareholder when submitting the proxy. In this case, the Beneficial Shareholder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to **Computershare Investor Services Inc.** as provided above; or

(b) more typically, be given a voting instruction form **which is not signed by the intermediary**, and which, when properly completed and signed by the Beneficial Shareholder and returned to the intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Beneficial Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the intermediary or its service company in accordance with the instructions of the intermediary or its service company.

The majority of brokers now delegate responsibility for obtaining voting instructions from Beneficial Shareholders to ADP Investor Communications Services ("ADP"). ADP typically supplies a special sticker to be attached to the proxy forms and asks Beneficial Shareholders to return the completed proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. **A Beneficial Shareholder receiving such a proxy from ADP cannot use that proxy to vote shares directly at the Meeting – the proxy must be returned to ADP well in advance of the Meeting in order to instruct ADP how to vote the shares.**

In either case, the purpose of these procedures is to permit Beneficial Shareholders to direct the voting of the shares of the Company which they beneficially own. **Should a Beneficial Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Beneficial Shareholder), the Beneficial Shareholder should strike out the names of the Management Proxyholders and insert the name of the Beneficial Shareholder (or such other person voting on behalf of the Beneficial Shareholder) in the blank space provided or follow such other instructions as may be provided by their brokers/nominees. In either case, Beneficial Shareholders should carefully follow the instructions of their intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

In addition, there are two kinds of Beneficial Owners - those who object to their names being made known to the issuers of securities which they own called Objecting Beneficial Owners ("OBOs") and those who do not object to the issuers of the securities they own knowing who they are called Non-Objecting Beneficial Owners ("NOBOs").

The Company has decided to take advantage of those provisions of National Instrument 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. If you are a Beneficial Shareholder, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of common shares, have been obtained in accordance with applicable securities legislation from the intermediary holding the common shares on your behalf. By choosing to send these materials to you directly, the Company has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. As a result, NOBOs can expect to receive a scannable Voting Instruction Form (VIF) from our transfer agent, Computershare Trust Company of Canada (or Computershare Investor Services Inc. as the case might be) ("Computershare"). These VIFs are to be completed and returned to Computershare in the envelope provided. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contains complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

All references to shareholders in this Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise.

Revocation of Proxies

A shareholder who has given a proxy may revoke it at any time before the proxy is exercised:

a) by an instrument in writing that is:

(i) signed by the shareholder (or his or her legal personal representative) or, where the shareholder is a corporation, a duly authorized officer or attorney of the corporation; and

(ii) delivered to the registered office of the Company at Suite 200, 580 Hornby Street, Vancouver, British Columbia, V6C 3B6 at any time up to and including the last business day preceding the day of the Meeting or any adjournment of the Meeting, or delivered to the Chair of the Meeting on the day of the Meeting or any adjournment of the Meeting before any vote on a matter in respect of which the proxy is to be used has been taken; or

(b) in any other manner provided by law.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

Voting of Shares and Proxies and Exercise of Discretion by Proxyholders

Voting By Show of Hands

Voting at the Meeting generally will be by a show of hands, with every person present who is a shareholder or proxyholder and entitled to vote on the matter entitled to one vote.

Voting By Poll

Voting at the Meeting will be by poll only if a poll is:

(a) requested by a shareholder present at the Meeting in person or by proxy;

(b) directed by the Chair; or

(c) required by law because the number of shares represented by proxy that are to be voted against the motion is greater than 5% of the Company's issued and outstanding shares.

On a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

Approval of Resolutions

To approve a motion for an ordinary resolution, a simple majority of the votes cast in person or by proxy will be required; to approve a motion for a special resolution, a majority of not less than 2/3 of the votes cast in person or by proxy will be required.

Voting of Proxies and Exercise of Discretion By Proxyholders

A shareholder may indicate the manner in which the persons named in the accompanying form of proxy are to vote with respect to a matter to be acted upon at the Meeting by marking the appropriate space. **If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy on any ballot that may be called for.**

If the shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the shares represented will be voted or withheld from the vote on that matter accordingly. If no choice is specified in the proxy with respect to a matter to be acted upon, the proxy confers discretionary authority with respect to that matter upon the proxyholder named in the accompanying form of proxy. It is intended that the proxyholder named by management in the accompanying form of proxy will vote the shares represented by the proxy in favour of each matter identified in the proxy and for the nominees of the Company's Board of Directors for directors and auditor.

The accompanying form of proxy also confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the Meeting. As of the date of this Information Circular, management of the Company is not aware of any such amendments or variations, or any other matters, that will be presented for action at the Meeting other than those referred to in the accompanying Notice of Meeting. If, however, other matters that are not now known to management properly come before the Meeting, then the persons named in the accompanying form of proxy intend to vote on them in accordance with their best judgment.

Solicitation of Proxies

It is expected that solicitations of proxies will be made primarily by mail and possibly supplemented by telephone or other personal contact by directors, officers and employees of the Company without special compensation. The Company may reimburse shareholders' nominees or agents (including brokers holding shares on behalf of clients) for the costs incurred in obtaining authorization to execute forms of proxy from their principals. The costs of solicitation will be borne by the Company.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Only shareholders of the Company who are listed on its register of shareholders on the record date of March 14, 2006 are entitled to receive notice of and to attend and vote at the Meeting or any adjournment of the Meeting (see "Voting of Shares and Proxies and Exercise of Discretion by Proxyholders" above).

As of March 14, 2006, the Company had 29,755,969 common shares issued and outstanding.

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, directly or indirectly, or controls or directs, shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Company other than as set out below:

(a) Mr. N. Murray Edwards and Edco Financial Holding Ltd. and Edco Capital Corporation, companies controlled by Mr. Edwards, who hold collectively 10,859,029 common shares, representing approximately 36.5% of the issued and outstanding common shares of the Company; and

(b) Fairholme Capital Management, L.L.C., holds 3,071,500 common shares, representing approximately 10.3% of the issued and outstanding common shares of the Company.

ELECTION OF DIRECTORS

The board of directors of the Company currently consists of four directors and it is proposed to fix the number of directors at four and to elect four directors for the ensuing year.

The Company's Board of Directors proposes to nominate the persons named in the table below for election as directors of the Company. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is duly elected or appointed, unless the office is earlier vacated in accordance with the Articles of the Company or the *Business Corporations Act* (British Columbia).

The following table sets out the names of management's nominees for election as directors, the place in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time during which each has been a director of the Company, and the number of common shares of the Company beneficially owned by each of them, directly or indirectly, or over which control or direction is exercised, as of the date of this Information Circular.

Name, Place of Residence and Position with Company[(1)]	Principal Occupation[(1)]	Director Since	Shares Owned [(1)]
Pierre Lebel [(2)(3)(4)] British Columbia, Canada *Director and Chairman*	Chairman of the Board of the Company.	December 6, 2001	144,698
J. Brian Kynoch [(4)] British Columbia, Canada *Director and President*	President of the Company.	March 7, 2002	179,078
Larry G.J. Moeller [(2)(3)(4)] Alberta, Canada *Director*	Vice President, Finance of Edco Financial Holdings Ltd., a private company.	March 7, 2002	886,184
Edward A. Yurkowski [(2)(3)] Alberta, Canada *Director*	President of Procon Mining and Tunnelling Ltd., a full-service mining contractor.	May 20, 2005	Nil

(1) The information as to the place of residence, principal occupation and shares beneficially owned, directly or indirectly, or controlled or directed, has been furnished by the respective directors individually.
(2) Member of the Audit Committee.
(3) Member of the Compensation Committee.
(4) Member of the Corporate Governance and Nominating Committee.

The Company does not have an Executive Committee.

The Company's Board of Directors does not contemplate that any of its nominees will be unable to serve as a director. If any vacancies occur in the slate of nominees listed above before the Meeting, then the proxyholders named in the accompanying form of proxy intend to exercise discretionary authority to vote the shares represented by proxy for the election of any other persons as directors.

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of the Company, no director of the Company is, or has been in the last ten years, a director or executive officer of an issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under securities legislation for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days, or (c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except the following:

Messrs. Kynoch, Lebel and Moeller were Directors of Imperial Metals Corporation ("Old Imperial") in 2002 when it implemented a Plan of Arrangement under the *Company Act* (British Columbia) and under the *Companies' Creditors Arrangement Act* (Canada) which resulted in the separation of the mining and oil and gas businesses carried on by Old Imperial. The reorganization created two public corporations, the new Imperial Metals Corporation, and IEI Energy Inc. (now Rider Resources Ltd.) an oil and gas company that trades on the Toronto Stock Exchange. Refer to the management proxy and Information Circular for IEI Energy Inc. dated January 20, 2003 on the SEDAR website at *www.sedar.com.*

Individual Bankruptcies

During the ten years preceding the date of this Information Circular, no proposed director of the Company has, to the knowledge of the Company, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

APPOINTMENT OF AUDITORS

The shareholders will be asked to vote for the appointment of Deloitte & Touche LLP as the auditor of the Company to hold office until the next annual general meeting of shareholders of the Company at a remuneration to be fixed by the directors. Deloitte & Touche LLP were first appointed as auditor of the Company on December 7, 2001.

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular, "executive officer" of the Company means an individual who at any time during the year was the Chair or a Vice-Chair of the Company; the President; any Vice-President in charge of a principal business unit, division or function including sales, finance or production; and any officer of the Company or of a subsidiary of the Company or any other individual who performed a policy-making function in respect of the Company.

The summary compensation table below discloses compensation paid to the following individuals:

(a) each chief executive officer ("CEO") of the Company;
(b) each chief financial officer ("CFO") of the Company;
(c) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 per year; and
(d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year,

(each, a "Named Executive Officer" or "NEO").

The Company currently has two Named Executive Officers, being J. Brian Kynoch, President and Andre H. Deepwell, Chief Financial Officer and Corporate Secretary.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
NEO Name and Principal Position	Year Ended December 31,	Salary $	Bonus $	Other Annual Compen-sation $	Securities Under Options/SARs Granted (#)	Shares or Units subject to Resale Restrictions (#)	LTIP Payouts ($)	All Other Compen-sation ($)
J. Brian Kynoch [1] *President*	2005 2004 2003	145,500[2] 132,000 130,250	Nil 35,000 26,400	Nil Nil Nil	240,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Andre H. Deepwell *Chief Financial Officer and Corporate Secretary*	2005 2004 2003	132,500[2] 110,000 108,000	Nil 12,500 5,500	Nil Nil Nil	125,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1) Mr. Kynoch was Senior Vice President and Chief Operating Officer from April 25, 2002 to January 21, 2003. He was appointed President on January 21, 2003.

(2) Salary includes deferred salaries which will be paid during the first four months of 2006.

Long-Term Incentive Plan Awards

A long term incentive plan ("LTIP") is a plan providing compensation intended to motivate performance over a period greater than one financial year. LTIP's do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company has not granted any LTIP's during the past fiscal year.

Option/SAR Grants During The Most Recently Completed Financial Year

The following table sets forth stock options granted during the financial year ended December 31, 2005 to the Named Executive Officers.

NEO Name	Securities, Under Options/SARs Granted (#)	Percent of Total Options/ SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/ SARs on the Date of Grant ($/Security)	Expiration Date
J. Brian Kynoch	240,000	18.5%	$6.60	$6.55	August 11, 2010
Andre Deepwell	125,000	9.6%	$6.60	$6.55	August 11, 2010

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

The following table sets forth information regarding exercised share options by the Named Executive Officers during the year ended December 31, 2005 and the financial year end value of unexercised options on an aggregated basis.

NEO Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at December 31, 2005 (#) Exercisable / Unexercisable	Value [(1)] of Unexercised in-the-money Options/SARs at Financial Year End ($) Exercisable/ Unexercisable
J. Brian Kynoch	Nil	Nil	240,000 / 240,000	1,173,600 / 0
Andre H. Deepwell	Nil	Nil	125,000 / 125,000	611,250 / 0

(1) Based on the difference between the option exercise price and the closing market price of the Company's shares as at December 31, 2005 ($5.39).

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers in the Company's most recently completed financial year or current financial year in respect of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control.

Composition of the Compensation Committee

Three unrelated directors, Messrs. Geib, Lebel and Moeller were members of the Compensation Committee until Mr. Geib's retirement on May 20, 2005. Effective May 20, 2005, the Board of Directors appointed Edward Yurkowski, an unrelated director, to the Compensation Committee. Mr. Lebel is Chair of the Board of the Company and was formerly the President of the Company.

Report on Executive Compensation

The Company's executive compensation program is administered by the Compensation Committee on behalf of the Board of Directors. The Compensation Committee is responsible for ensuring that the Company has in place an appropriate plan for executive compensation. The plan must be competitive and rewarding so as to attract, retain and motivate executives who will provide the leadership required to enhance the growth and profitability of the Company.

The Committee's overall policy for determining executive compensation is based on the following fundamental principles:

1. Management's fundamental objective is to maximize long term shareholder value;
2. Performance is the key determinant of pay for executive officers; and
3. The executive officers have clear management accountabilities.

Overall executive compensation is comprised of several components: base salary, annual incentives which relate to specific accomplishments during the year and which are paid in cash and long term equity-based incentives in the form of stock options. To date, no specific formulae have been developed to assign a specific weighting to each of these components. The Company's compensation philosophy is to foster entrepreneurship at all levels of the organization by making long term equity-based incentives, through the granting of stock options, a significant component of executive compensation assuming the Company's common share price achieves good long term performance. The Committee uses third party compensation data to help determine competitiveness. The Committee reviews each component of executive compensation and, in addition, reviews total compensation for overall competitiveness.

Base Salary

The Compensation Committee and the Board of Directors approve the salary ranges for all levels of the Company's employees. Comparative data is accumulated from a number of external sources including independent consultants. The Policy for determining salary for executive officers is consistent with the administration of salaries for all other employees. Base salaries for executives are determined by assessment of sustained performance and consideration of competitive compensation levels for the markets in which the Company operates.

Annual Incentives

The Company's executive officers are eligible for annual cash bonuses. Annual bonuses are based on both Company and individual performance related to a variety of factors including successful consummation of significant contracts or transactions.

Long Term Compensation

The Company has a broadly-based employee stock option plan. The plan is designed to encourage stock ownership and entrepreneurship on the part of all employees and, in particular, all executive officers. The plan aligns the interests of executive officers with shareholders by linking a significant component of executive compensation to the long term performance of the Company's common stock.

Report submitted on behalf of Compensation Committee.

Performance Graph

The following graph compares the cumulative shareholder return on a $100 investment in common shares of the Company to a similar investment in companies comprising the S&P/TSX Composite Index, including dividend reinvestment, for the period from April 25, 2002 to December 31, 2005:


CUMULATIVE TOTAL RETURN ($)
450
400
350
300
250
200
150
100
50
0
Company
S&P/TSX Composite Index
25-Apr-02
31-Dec-02
31-Dec-03
31-Dec-04
31-Dec-05

	April 25/02	Dec 31/02	Dec 31/03	Dec 31/04	Dec 31/05
Company	100.00	23.50	335.00	395.00	269.50
S&P/TSX Composite Index	100.00	86.06	106.96	120.30	146.65

Compensation of Directors

The Board, in consultation with its Compensation Committee, determines compensation for Board members. With the exception of the Chairman, the Board has determined that cash compensation for directors is not appropriate at this time. Directors are however reimbursed for travel and other out-of-pocket expenses incurred in connection with their duties as Directors. Also, all Directors receive stock options. During the fiscal year ended December 31, 2005, 615,000 stock options were granted to the Company's Directors, as follows:

Name	Securities, Under Options/SARs Granted (#)	Percent of Total Options/ SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/ SARs on the Date of Grant ($/Security)	Expiration Date
Brian Kynoch	240,000	18.5%	$6.60	$6.55	August 11, 2010
Pierre Lebel	125,000	9.6%	$6.60	$6.55	August 11, 2010
Larry Moeller	125,000	9.6%	$6.60	$6.55	August 11, 2010
Ed Yurkowski	125,000	9.6%	$6.60	$6.55	August 11, 2010

In determining compensation for Directors, the Board takes into consideration the types of compensation and amounts paid to directors of comparable publicly traded Canadian companies.

Compensation of the Chairman

During the fiscal year ended December 31, 2005, Mr. Lebel received compensation of $5,500 per month for acting as Chairman of the Company. Mr. Lebel spends a minimum of 14 days per month on Company business. He receives $400/day for any additional days required. In 2005, the Company paid Mr. Lebel total compensation of $77,000, including a bonus of $11,000 in respect to the year 2004.

Directors' and Officers' Liability Insurance

The Company maintains an insurance policy with respect to directors' and officers' liability covering directors and officers of the Company and its subsidiaries as a group. The policy provides coverage to an annual limit of $3,000,000, subject to a deductible of $50,000 with the exception of securities claims which are subject to a deductible of $100,000. The annual premium for the last completed policy period was $40,811. The Company's coverage under the policy is for a period of 12 months and 15 days until November 1, 2006, with terms and premiums to be established at each renewal.

CORPORATE GOVERNANCE

Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101") and National Policy 58-201 Corporate Governance Guidelines ("NP 58-201") were adopted by each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. The corporate governance practices adopted by the Company are set out in the attached Schedule "A".

AUDIT COMMITTEE

The Audit Committee is composed of independent directors (Pierre Lebel and Larry Moeller and Edward Yurkowski).

The Audit Committee is responsible for reviewing the Company's financial reporting procedures, internal controls and the performance of the Company's external auditors.

Audit committee information as required under Multilateral Instrument 52-110 – Audit Committees is contained in the Company's Annual Information Form dated March 20, 2006 under the heading "Audit Committee Information". Audit Committee information includes the charter, committee composition, relevant education and experience, pre-approval policies and procedures, and fees paid to the external auditor. The Annual Information Form is available on the SEDAR website at *www.sedar.com* and is on the Company's website at *www.imperialmetals.com*. A copy of the Company's Annual Information Form will be provided to any shareholder of the Company without charge by request to the Corporate Secretary of the Company at Suite 200, 580 Hornby Street, Vancouver, British Columbia, V6C 3B6.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Stock Option Plans

Fixed Number Stock Option Plan

The Company implemented a Stock Option Plan on January 29, 2002, which was approved by the Company's shareholders on March 7, 2002, pursuant to which the Company reserved 1,500,000 common shares for issuance upon the exercise of stock options.

Pursuant to the Amended and Restated Stock Option Plan (2004) (the "Existing Plan") which was approved by Company's shareholders on June 9, 2004, the number of shares issuable under the Existing Plan was increased from 1,500,000 to 2,500,000 common shares.

The Existing Plan is administered by the Board of Directors of the Company or a committee thereof (the "Committee") at its discretion from time to time to grant options to directors, officers, employees and certain other persons providing services to the Company or any of its subsidiaries to purchase common shares of the Company.

The maximum number of common shares of the Company reserved for issuance under the Existing Plan is 2,500,000 [8.4% of the current issued and outstanding common shares of the Company]. The aggregate number of common shares issuable on the exercise of options granted to any one optionee under the Existing Plan is not to exceed 5% of the issued and outstanding common shares of the Company. The number of common shares issuable under the Existing Plan to insiders of the Company is not to exceed 10% of the outstanding common shares of the Company. The number of common shares reserved for issuance, or issuable within one year, pursuant to the Existing Plan and all other established or proposed share compensation arrangements of the Company, to insiders of the Company is not to exceed 10% of the outstanding common shares of the Company and the number of common shares issuable within one year, pursuant to the Existing Plan and all other established or proposed share compensation arrangements of the Company, to any one insider and such insider's associates is not to exceed 5% of the outstanding common shares of the Company.

The options will be exercisable at a price fixed by the Committee at the time of grant that will not be less than the Market Price of the common shares of the Company on the date of the last trading day immediately prior to the date of the grant. "Market Price", on any date, is the closing trading price of the common shares of the Company on The Toronto Stock Exchange (the "TSX") (as reported by such exchange) on the date or, in the absence of a closing price on such date, on the most recent date (not exceeding 10 days) prior to such date or, if the common shares are not listed on the TSX, on such other stock exchange as the Committee may designate and, otherwise, shall be as determined by the Committee or, such price allowed by the applicable regulatory body or exchange.

Options granted under the Existing Plan are exercisable for such term as may be determined by the Committee at the time of grant up to a maximum term of ten years from the date of their grant, subject to earlier termination after certain events such as the optionee's cessation of service to the Company or death. The Committee, at its sole discretion, may determine the method of vesting, if any, of options granted under the Existing Plan. If an optionee ceases to be a director, officer or full-time employee of the Company for any reason (other than death), the optionee may, but only within 90 days after the optionee's ceasing to be a director, officer or full-time employee of the Company, exercise the stock option but only to the extent that the optionee was entitled to exercise it at the date of such cessation. In the event of the death of an optionee, the stock option previously granted to such optionee shall be exercisable only within six months following the date of the death of the optionee or prior to the time of expiry of such stock option, whichever is earlier, and then only by the person or persons to whom the optionee's rights under the stock option shall pass by the optionee's will or the laws of descent and distribution and if and to the extent that the optionee was entitled to exercise the stock option at the date of the optionee's death.

Options granted under the Existing Plan are non-assignable.

The Company will not provide financial assistance to facilitate the exercise of stock options.

The Committee may, subject to the prior approval of the Board of Directors of the Company and any stock exchange or other regulatory body having jurisdiction, amend or discontinue the Existing Plan or any option granted under the Existing Plan at any time, provided that no such amendment may increase the maximum number of common shares that may be optioned under the Existing Plan in the aggregate or to any person or group of persons, change the manner of determining the minimum exercise price, extend the period during which options may be exercised or, without the consent of the optionee, alter or impair any option previously granted to an optionee under the Existing Plan.

All options are subject to the applicable rules and regulations of all regulatory authorities and stock exchanges to which the Company is subject.

Under the Existing Plan, the Company has currently outstanding options to purchase up to 2,008,000 common shares [6.7% of the current issued and outstanding common shares of the Company].

Rolling Stock Option Plan

On August 11, 2005, the Board of Directors of the Company approved a new 10% "rolling" stock option plan (the "Rolling Plan"), which is subject to acceptance by the TSX and approval by the shareholders at the Meeting. The Rolling Plan will use a "rolling" number of shares rather than a "fixed" number of shares. The total number of common shares issuable under the Rolling Plan shall not exceed 10% of the issued and outstanding common shares of the Company at the time the option is granted (including any options granted under the Existing Plan). Under the policies of the TSX, "rolling" stock option plans are required, upon institution and every three years thereafter, to be approved by a majority of a listed issuer's directors, a majority of a listed issuer's unrelated directors and, where required, by the listed issuer's securityholders.

The Rolling Plan is administered by the Board of Directors of the Company or a committee thereof (the "Committee") at its discretion from time to time to grant options to directors, officers, employees and certain other persons providing services to the Company or any of its subsidiaries to purchase common shares of the Company.

The maximum number of common shares of the Company reserved for issuance under the Rolling Plan is 10% of the number of common shares of the Company which are issued and outstanding on the date the subject stock option is granted, provided that if any stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares in respect of such expired or terminated stock options shall again be available for the purposes of granting stock options pursuant to the Rolling Plan. The number of common shares issuable under the Rolling Plan and all other established or proposed share compensation arrangements of the Company to insiders of the Company is not to exceed 10% of the outstanding common shares of the Company. The number of common shares reserved for issuance, or issuable within any one year period, pursuant to the Rolling Plan and all other established or proposed share compensation arrangements of the Company, to insiders of the Company is not to exceed 10% of the outstanding common shares of the Company.

The options will be exercisable at a price fixed by the Committee at the time of grant that will not be less than the Market Price of the common shares of the Company on the date of the last trading day immediately prior to the date of the grant. "Market Price", on any date, will be the closing trading price of the common shares of the Company on the TSX (as reported by such exchange) on the date or, in the absence of a closing price on such date, on the most recent date (not exceeding 10 days) prior to such date or, if the common shares are not listed on the TSX, on such other stock exchange as the Committee may designate and, otherwise, shall be as determined by the Committee or, such price allowed by the applicable regulatory body or exchange.

Options granted under the Rolling Plan are exercisable for such term as may be determined by the Committee at the time of grant, subject to earlier termination after certain events such as the optionee's cessation of service to the Company or death. The Committee, at its sole discretion, may determine the method of vesting, if any, of share options granted under the Rolling Plan. If an optionee ceases to be a director, officer, full-time employee or consultant of the Company for any reason (other than death), the optionee may, but only within a period determined by the Committee of up to a maximum of 90 days after the optionee's ceasing to be a director, officer, full-time employee or consultant of the Company, exercise the stock option but only to the extent that the optionee was entitled to exercise it at the date of such cessation. In the event of the death of an optionee, the stock option previously granted to such optionee shall be exercisable only within six months following the date of the death of the optionee or prior to the time of expiry of such stock option, whichever is earlier, and then only by the person or persons to whom the optionee's rights under the stock option shall pass by the optionee's will or the laws of descent and distribution and if and to the extent that the optionee was entitled to exercise the stock option at the date of the optionee's death.

Options granted under the Rolling Plan are non-assignable and non-transferable without the prior written consent of the Company.

The Company will not provide financial assistance to facilitate the exercise of stock options.

The Committee may, subject to the prior approval of the Board of Directors of the Company and, if required, any stock exchange or other regulatory body having jurisdiction, amend or discontinue the Rolling Plan or any stock option at any time for, among others, the following purposes:

(a) amendments of a housekeeping nature;

(b) changes to the vesting provisions;

(c) changes to the manner of determining the minimum exercise price;

(d) a change to the termination provisions which does not entail an extension beyond the original expiry date;

(e) the addition of a cashless exercise feature payable in cash or securities which provides for a full deduction of the number of underlying securities from the number reserved for issue under this Rolling Plan;

(f) any amendment to the number of securities issuable under the Rolling Plan, including an increase to the fixed maximum number of common shares, or a change from a fixed number of common shares to a fixed maximum percentage, or a change to a fixed maximum percentage which was previously approved by security holders;

(g) any change to the eligible participants as optionees which would have the potential of broadening or increasing insider participation;

(h) the addition of any form of financial assistance;

(i) any amendment to a financial assistance provision which is more favourable to optionees;

(j) the addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying securities from the number reserved for issue under the Rolling Plan; or

(k) the addition of a deferred or restricted share unit or an other provision which results in optionees receiving securities while no cash consideration is received by the Company,

provided, however, that securityholder approval is required for any reduction in the exercise price or purchase price or the extension of the term of any stock option which benefits an insider of the Company, which securityholder approval must exclude the votes of securities held by the insiders benefiting from the amendment.

All options are subject to the applicable rules and regulations of all regulatory authorities and stock exchanges to which the Company is subject.

Under this Rolling Plan, the Company has currently outstanding options to purchase up to 255,000 common shares [0.9% of the current issued and outstanding common shares of the Company], which may not be exercised until the Rolling Plan has been approved by the shareholders of the Company.

Share Purchase Plan

On March 2, 2005, the Board of Directors of the Company established a Share Purchase Plan, which was approved by the Company's shareholders on May 16, 2005.

The Share Purchase Plan allows full-time employees of the Company and its subsidiaries who have been employed by the Company or any of its subsidiaries for at least six consecutive months to purchase shares in the Company and receive from the Company an equal number of shares (the "Company's Contribution") over and above the shares purchased. The Share Purchase Plan is designed to allow participation by Company employees in the future growth of the Company. Employees must subscribe no later than December 1st of every year to commence contributions for the following calendar year. Employees have the opportunity to contribute up to a maximum of 5% of their gross annual salaries (the "Employee's Contribution") excluding any overtime pay, bonuses or allowances of any kind. Except with the further approval of the shareholders of the Company given by the affirmative vote of a majority of the votes cast at a meeting of the shareholders of the Company, excluding the votes of insiders of the Company and such insider's associates, the Company may not cause (a) the issuance or delivery to insiders of the Company, within a one-year period, of common shares under the Share Purchase Plan and the Company's Existing Plan and Rolling Plan to exceed 10% of the outstanding issue; and (b) the issuance or delivery to any one insider of the Company and such insider's associates, within a one-year period, of shares under this Share Purchase Plan and the Company's Existing Plan and Rolling Plan to exceed 5% of the outstanding issue.

The Company may issue shares from its treasury or purchase shares in the market for delivery to the participants under the Share Purchase Plan. The Company's contribution will not exceed 200,000 common shares in any calendar year and will not exceed 1,000,000 common shares in the aggregate (representing 3.4% of the currently issued common shares of the Company). Shares issued to participants under the Share Purchase Plan will be deemed to have been at the greater of the closing price of the Company's common shares on the TSX at the end of each pay period for that quarter and the weighted average trading price five days prior to the end of each pay period. The Company has, to date, not issued any common shares of the Company under the Share Purchase Plan.

If a participant ceases to be an employee for any reason, the participant is deemed to no longer be a participant and any portion of the participant's contribution held in trust will be returned to him and any portion of the Company's contribution held in trust will be returned to the Company.

The Board of Directors reserves the right to amend, modify or terminate the Share Purchase Plan at any time if and when it is advisable in the absolute discretion of the board of directors. However, any amendment of the Share Purchase Plan which would:

(a) materially increase the benefits under the Share Purchase Plan;
(b) materially increase the number of Shares which would be issued under the Share Purchase Plan; or
(c) materially modify the requirements as to eligibility for participation in the Share Purchase Plan;

shall be effective only upon the approval of the shareholders of the Company. Any material amendment to any provision of the Share Purchase Plan shall be approved by any stock exchange or regulatory body having jurisdiction over the securities of the Company.

Interests in the Share Purchase Plan are not transferable.

Equity Compensation Plan Information

The following table summarizes the Company's compensation plans described in detail above under which equity securities of the Company are authorized for issuance at the end of the Company's most recently completed financial year:

Plan Category	**Number of securities to be issued upon exercise of outstanding options, warrants and rights** (a)	**Weighted-average exercise price of outstanding options, warrants and rights** (b)	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))** (c)
Equity compensation plans approved by securityholders:			
Amended and Restated Stock Option Plan (2004)	2,017,000	$4.41	--
Share Purchase Plan	--	--	1,000,000
Equity compensation plans not approved by securityholders:			
Stock Option Plan (2005)	55,000[(1)]	$6.60	742,622[(1)]
Total	2,072,000	$4.46	1,742,622

(1) The maximum number of shares which may be issued pursuant to the Existing Plan and the Rolling Plan is limited to 10% of the issued and outstanding common shares of the Company on the date of grant.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than routine indebtedness, no current or former executive officer, director or employee of the Company or any of its subsidiaries, or any proposed nominee for election as a director of the Company, or any associate or affiliate of any such executive officer, director, employee or proposed nominee, is or has been indebted to the Company or any of its subsidiaries, or to any other entity that was provided a guarantee, support agreement, letter of credit or other similar arrangement or understanding by the Company or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed financial year of the Company.

MANAGEMENT CONTRACTS

Management functions of the Company or any subsidiary of the Company are not, to any substantial degree, performed by a person other than the directors or executive officers of the Company or its subsidiaries (if any).

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular, no informed person of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any such informed person or proposed nominee has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction that, in either case, has materially affected or will materially affect the Company or any of its subsidiaries, except as follows:

(a) In July 2004, the Company entered into a $5 million revolving line of credit facility with Edco Capital Corporation ("Edco"), a company controlled by N. Murray Edwards, a shareholder owning more than 10% of the voting shares of the Company. The facility was secured by a General Security Agreement on the assets of the Company and bears interest at the rate of 8% per year. At December 31, 2004 no funds were drawn on the facility, however funds were drawn in early 2005. The facility was terminated in March 2005 upon repayment in full from proceeds of the $20 million convertible debenture financing.

(b) In March 2005, the Company issued $20 million of convertible debentures with interest payable at 6% per annum. The following insiders of the Company purchased $9.75 million of the Convertible Debentures: N. Murray Edwards, a shareholder owning more than 10% of the voting shares of the Company, purchased $9,000,000 of the Convertible Debentures; Larry Moeller, director, purchased $650,000 of the Convertible Debentures; and Brian Kynoch, President, purchased $100,000 of the Convertible Debentures. Further details on the Convertible Debentures can be found in Note 8 to the audited consolidated financial statements for the year ended December 31, 2005.

(c) In the June 30, 2005 quarter, the Company entered into a $14.5 million revolving Line of Credit facility of which $9.5 million was with Edco, a company controlled by N. Murray Edwards, a shareholder owning more than 10% of the voting shares of the Company and $0.5 million was with a director of the Company. The facility is secured by a General Security Agreement on the assets of the Company and bears interest at the rate of 8% per year. In consideration of the facility, the lenders were granted warrants to purchase 1,935,750 common shares of the Company at $6.00 per share for a period of 24 months, of which 1,335,000 warrants were issued to the related parties. As at December 31, 2005 the facility was fully drawn.

(d) During the fourth quarter of 2005, the Company also received short term advances from Edco. These advances were to assist the Company to meet margin calls on its derivative instruments. To December 31, 2005 a total of $3 million and US$2.6 million was advanced to the Company. The advances, which bear interest at 10.5% escalating to 13% on March 15, 2006, are secured by a guarantee form the Company's wholly owned subsidiary, Mount Polley Mining Corporation.

(e) During the fourth quarter of 2005, the Company sold income tax receivables with a face value of approximately $1.3 million to Edco at a discount. The effective interest rate charged by Edco on these receivables was 8% per annum. The tax receivables were collected prior to December 31, 2005.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company at any time since the beginning of the Company's most recently completed financial year, no proposed nominee for election as a director of the Company and no associate or affiliate of any of such persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except for any interest arising from the ownership of shares of the Company where the shareholder will receive no extra or special benefit or advantage not shared on a pro-rata basis by all holders of shares in the capital of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Rolling Stock Option Plan

As described above under SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS - Stock Option Plans, the Company has in effect its Existing Plan, which has been approved by its directors, shareholders and the TSX. The directors of the Company have also approved the Rolling Plan, which is still subject to the approval of the shareholders of the Company and the TSX. The Company intends to maintain both the Existing Plan and the Rolling Plan. When determining the number of stock options which may be granted under the Rolling Plan, all outstanding stock options, whether granted under the Rolling Plan or otherwise, will be included. There are currently 2,263,000 options outstanding under both plans, which constitutes 7.6% of the Company's current issued and outstanding common share capital.

The Rolling Plan is subject to approval by the TSX and as under the policies of the TSX, "rolling" stock option plans are required, upon institution and every three years thereafter, to be approved by a majority of a listed issuer's directors, a majority of a listed issuer's unrelated directors and, where required, by the listed issuer's securityholders, the Rolling Plan must be approved by the shareholders at the Meeting.

In this regard, the shareholders of the Company will be asked to consider and, if thought appropriate, to pass an ordinary resolution in substantially the following form:

"RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1. the Stock Option Plan (2005) (the "Rolling Plan") of the Company, in the form presented to this Meeting, is approved, ratified and confirmed and is hereby directed to be attached to the minutes of this Meeting;

2. the Company be and is hereby authorized to grant stock options pursuant and subject to the terms and conditions of the Rolling Plan entitling the option holders in aggregate to purchase up to such number of common shares of the Company as is equal to 10% of the number of common shares of the Company issued and outstanding on the applicable grant date;

3. the Company's board of directors or any committee thereof, by resolution, be authorized to make such amendments to the Rolling Plan, from time to time, as may, in its discretion, be considered appropriate, provided always that such amendments will be subject to the approval of all applicable regulatory authorities and in certain cases, in accordance with the terms of the Rolling Plan, the shareholders; and

4. the approval of the Rolling Plan by the board of directors is hereby ratified and any one director or officer of the Company is hereby authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company if applicable, all such documents and other writings as may be required to give effect to the true intent of this resolution."

OTHER MATTERS TO BE ACTED UPON

There are no other matters to be considered at the Meeting which are known to the directors or executive officers at this time. However, if any other matters properly come before the Meeting it is the intention of the persons named in the Form of Proxy accompanying this Information Circular to vote the same in accordance with their best judgement of such matters exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof.

ADDITIONAL INFORMATION

Additional information concerning the Company, including the Company's consolidated interim and annual financial statements and management's discussion and analysis, is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which may be accessed at *www.sedar.com* under "Company Profiles – Imperial Metals Corporation". Copies of such information may also be obtained on the Company's website at *www.imperialmetals.com* or on request without charge from the Corporate Secretary of the Company, Suite 200, 580 Hornby Street, Vancouver, British Columbia, V6C 3B6 Telephone 604.669.8959.

Financial information of the Company is provided in the Company's consolidated comparative financial statements, and management's discussion and analyis thereon, for the Company's fiscal year ended December 31, 2005. Copies of such financial statements may be obtained in the manner set forth above.

DIRECTORS APPROVAL

The contents and the sending of this management proxy Information Circular have been approved by the Board of Directors of the Company.

DATED at Vancouver, British Columbia, this 14th day of March, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) *"J. Brian Kynoch"*

J. Brian Kynoch, President

SCHEDULE "A"

IMPERIAL METALS CORPORATION
(the "Company")

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

1. Board of Directors

(a) *Disclose the identity of directors who are independent.*

The Board of Directors considers that three of the four current Directors are independent according to the definition of "independence" set out in MI 52-110, Audit Committees. The three directors considered independent are Messrs. Lebel, Moeller and Yurkowski.

(b) *Disclose the identity of directors who are not independent, and describe the basis for that determination.*

Mr. Kynoch, by virtue of his office as the President of the Corporation, is not considered to be an independent director of the Company.

(c) *Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the **board**) does to facilitate its exercise of independent judgement in carrying out its responsibilities.*

As described in (a) and (b) above, the Board considers that a majority of the directors are independent according to the definition of "independence" set out in MI 52-110.

(d) *If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.*

NAME OF DIRECTOR	OTHER REPORTING ISSUERS
Larry G.J. Moeller	Ceramic Protection Corporation Chamaelo Exploration Ltd. Magellan Aerospace Corporation Orbus Pharma Inc.
J. Brian Kynoch	Cross Lake Minerals Ltd. Selkirk Metals Corporation
Pierre Lebel	Asia Gold Corporation Ashton Mining of Canada Inc. Jinshan Gold Mines Inc. Home Equity Income Trust Sepp's Gourmet Foods Ltd. zed.i. Solutions Inc.

(e) *Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.*

Meetings of independent directors are not regularly scheduled but communication among this group occurs on an ongoing basis as needs arise from regularly scheduled meetings of the Board. The number of these informal meetings has not been recorded, but it would not be less than six in the fiscal year that commenced on January 1, 2005. The Board believes that adequate structures and processes are in place to facilitate the functioning of the Board with a level of independence of the Company's Management.

(f) *Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.*

Mr. Lebel, an independent director, is Chair of the Board and presides as such at each meeting. A description of the responsibilities of the Chair of the Board is attached as Schedule "C" to this Information Circular.

(g) *Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.*

Since the beginning of the fiscal year that commenced on January 1, 2005, until the date of this Management Proxy Circular, the Board of Directors has held a total of five meetings. Each Director holding office at the time attended all of these meetings.

2. Board Mandate

Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

A copy of the Board Mandate is attached as Schedule "B" to this Information Circular.

3. Position Descriptions

(a) *Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.*

The Board operates under the Board Mandate. In addition, the Board has approved written position descriptions for the positions of President (who acts as CEO), Chairman and Director. Charters have been adopted for each of the committees of the Board outlining their principal responsibilities.

(b) *Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.*

See (a) above.

4. Orientation and Continuing Education

(a) *Briefly describe what measures the board takes to orient new directors regarding*

(i) *the role of the board, its committees and its directors, and*

(ii) *the nature and operation of the issuer's business.*

The Board requires that each new director be provided with a written orientation package relating to the Company as well as information on the responsibilities and liabilities of directors. New directors also meet with existing directors and senior management personnel of the Company to learn about the functions and activities of the Company.

(b) *Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.*

The Corporate Governance and Nominating Committee has overall responsibility for regularly assessing the skills, experience and knowledge represented on the Board for adequacy and effectiveness. To date, no formal continuing education program has been established for Board members.

5. Ethical Business Conduct

(a) *Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:*

(i) *disclose how a person or company may obtain a copy of the code;*

(ii) *describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and*

(iii) *provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.*

The Company does not currently have a formal written code for ethical business conduct.

(b) *Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.*

The Company is established under and is therefore governed by the provisions of the *Business Corporations Act* (British Columbia) (the "BCA"). Pursuant to the BCA, a director or officer of the Company must disclose to the Company in writing or by requesting that it be entered in the minutes of meetings of the Board, the nature and extent of any interest that he or she has in material contract or material transaction, whether made or proposed, with the Company, if the director or officer: (a) is a party to the contract or transaction; (b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction. The interested director cannot vote on any resolution to approve the contract or transaction.

(c) *Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.*

While there is no formal corporate policy on ethical business conduct, the Company carries out its business in accordance with the rules and regulations of all regulatory agencies to which it is subject. This culture of compliance is stressed to all levels of management of the Company to ensure that business is conducted in an ethical and proper manner at all times.

6. Nomination of Directors

(a) *Describe the process by which the board identifies new candidates for board nomination.*

The process by which the board identifies new candidates for board nomination is outlined in the Company's Corporate Governance and Nominating Committee Charter, copy of which is attached as Schedule "D" to this Information Circular.

(b) *Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.*

The Corporate Governance and Nominating Committee is comprised of two members who are entirely independent directors and one that is not. The Committee comprises Messrs. Lebel and Moeller, both of whom are non-management, independent directors and Mr. Kynoch, who is part of the management of the Company. Mr. Kynoch sits on this Committee as he has extensive knowledge of the mining industry and the individuals working within it and related to it. The Board feels that this knowledge is critical to selecting and evaluating suitable candidates for nomination to the Board.

(c) *If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.*

The responsibilities, powers and operation of the Corporate Governance and Nominating Committee is outlined in its Charter, copy of which is attached as Schedule "D" to this Information Circular.

7. Compensation

(a) *Describe the process by which the board determines the compensation for the issuer's directors and officers.*

The Compensation Committee is responsible for reviewing the adequacy and form of compensation provided to directors and officers. A copy of the Compensation Committee Charter is attached as Schedule "E" to this Information Circular.

(b) *Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.*

The Compensation Committee is composed of three independent directors (Pierre Lebel (Chair of the Board of the Company), Larry Moeller and Edward Yurkowski). Mr. Lebel was previously an officer of the Company from December 7, 2001 to January 21, 2003.

(c) *If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.*

The responsibilities, powers and operation of the Compensation Committee is outlined in its Charter. A copy of the Compensation Committee Charter is attached as Schedule "E" to this Information Circular.

(d) *If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.*

During the fiscal year ended December 31, 2005, no outside consultant or advisor was retained by the Company.

8. Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

Other than the Audit Committee and Compensation Committee, the Board has a Corporate Governance and Nominating Committee. A copy of the Corporate Governance and Nominating Committee Charter is attached as Schedule "D" to this Information Circular.

9. Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Corporate Governance and Nominating Committee has the responsibility for reviewing the performance of the Board as outlined in its Charter. In addition to the Board assessment, each Committee of the Board is to self assess their effectiveness and contribution annually as outlined in their Charters.

SCHEDULE "B"

IMPERIAL METALS CORPORATION

(the "Company")

BOARD MANDATE

Under the *Business Corporations Act* (British Columbia), the directors of the Company are required to manage the Company's business and affairs, and in doing so to act honestly and in good faith with a view to the best interests of the Company. In addition, each director must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The responsibilities of the Board of Directors include setting long term goals and objectives for the Company, formulating the plans and strategies necessary to achieve those objectives and supervising senior management in their implementation. Although the Board delegates the responsibility for managing the day to day affairs of the Company to senior management personnel, the Board retains a supervisory role in respect of, and ultimate responsibility for, all matters relating to the Company and its business.

The Board fulfills its mandate through direct oversight, setting policy, appointing committees and appointing management. Specific responsibilities include the following:

1. Approving the issuance of any securities of the Company.

2. Approving the incurrence of any debt by the Company.

3. Reviewing and approving capital, operating and exploration and development expenditures including any budgets associated with such expenditures.

4. Approving the annual financial statements and quarterly financial statements, including the Management Discussion & Analysis, information circulars, annual information forms, annual reports, offering memorandums and prospectuses.

5. Approving material investments, dispositions and joint ventures, and approving any other major initiatives outside the scope of approved budgets.

6. Reviewing and approving the Company's strategic plans, adopting a strategic planning process and monitoring the Company's performance.

7. Reviewing and approving the Company's incentive compensation plans.

8. Determining the composition, structure, processes, and characteristics of the Board and the terms of reference of committees of the Board, and establishing a process for monitoring the Board and its directors on an ongoing basis.

9. Appointing a Compensation Committee, an Audit Committee and a Corporate Governance and Nominating Committee and other Board Committees and delegating to any such committees powers of the Board as appropriate and legally permissible.

10. Nominating the candidates for the Board to the shareholders, based on recommendations from the Corporate Governance and Nominating Committee.

11. Ensuring an appropriate orientation and education program for new directors and officers is provided.

12. Determining whether individual directors meet the requirements for independence under applicable regulatory requirements.

13. Monitoring the conduct of the Company and ensuring that it complies with applicable legal and regulatory requirements.

14. Ensuring that the directors who are independent of management have the opportunity to meet regularly.

15. Reviewing this Mandate and other Board policies and terms of reference for Committees in place from time to time and propose modifications as applicable.

16. Appointing and monitoring the performance of senior management, formulating succession plans for senior management and, with the advice of the Compensation Committee, approving the compensation of senior management.

17. Continually monitor and assess the Company's principal business risks and opportunities of the Company.

18. Ensuring policies and processes are in place to ensure the integrity of the Company's internal control, financial reporting and management information systems.

19. Ensuring appropriate policies and processes are in place to ensure the Company's compliance with applicable laws and regulations, including timely disclosure of relevant corporate information and regulatory reporting.

20. Exercising direct control during periods of crisis.

21. Serving as a source of advice to senior management, based on directors' particular backgrounds and experience.

Organization of the Board of Directors

Independence: The Board believes that adequate structures and processes are in place to facilitate the functioning of the Board with a level of independence of the Company's Management that is adequate and appropriate given the Company's size and scope.

Committees: The Company has an Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee. The Company may establish other committees from time to time.

Meetings

The Board holds regular annual and quarterly meetings. Between the quarterly meetings, the Board meets on an ad hoc basis as required, generally by means of telephone conferencing facilities. As part of the annual and quarterly meetings, the independent directors also have the opportunity to meet separate from management. Management also communicates informally with members of the Board on a regular basis, and solicits the advice of Board members falling within their specific knowledge and experience. Each director is expected to review all Board meeting materials in advance of each meeting and make all reasonable efforts for attendance at all Board and Board Committee meetings.

As at April 26, 2004.

SCHEDULE "C"

IMPERIAL METALS CORPORATION
(the "Company")

POSITION DESCRIPTION FOR CHAIRMAN

The Chairman of the Board is appointed by the directors.

The roles and responsibilities of the Chairman include:

1. chairing meetings of the Board;
2. chairing meetings of shareholders of the Company as and when directed by the Board and otherwise in accordance with the constating documents of the Company;
3. fulfilling the other duties of the Chairman as may be provided for in the constating documents of the Company;
4. promoting the efficient organization and conduct of the Board's functions;
5. facilitating board discussions to ensure core issues facing the Company are addressed;
6. briefing all directors in relation to issues arising at Board meetings;
7. facilitating the effective contribution of all directors;
8. promoting constructive and respectful relations between Board members and between the Board and management;
9. ensuring that an appropriate committee structure is in place, and that the functions and responsibilities identified in the Board Mandate are being effectively carried out by the Board and its committees;
10. assisting the President in carrying out his responsibilities; and
11. carrying out such other specific roles and responsibilities as may be assigned to the Chairman by the Board.

As at April 26, 2004.

SCHEDULE "D"

IMPERIAL METALS CORPORATION
(the "Company")

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE CHARTER

I. Purpose

The primary objective of the Corporate Governance and Nominating Committee (the "Committee") of Imperial Metals Corporation (the "Company") is to assist the Board in fulfilling its oversight responsibilities by (a) identifying individuals qualified to become Board and Board Committee members and recommending that the Board select director nominees for appointment or election to the Board; and (b) developing and recommending to the Board corporate governance guidelines for the Company and making recommendations to the Board with respect to corporate governance practices.

II. Organization

The Committee shall consist of directors as determined by the Board and the Committee membership shall satisfy the laws governing the Company and the independence requirements of applicable securities law, stock exchange and any other regulatory requirements.

The members of the Committee shall be appointed by the Board. All members shall have a working familiarity with corporate governance practices. A majority of the members of the Committee shall constitute a quorum. A majority of the members of the Committee shall be empowered to act on behalf of the Committee. The Committee may form and delegate authority to subcommittees when appropriate.

III. Meetings

The Committee shall meet as many times as the Committee deems necessary to carry out its duties effectively.

The chair of the Committee shall ensure that the agenda for each upcoming meeting of the Committee is circulated to each member of the Committee and to the other directors in advance of such meeting.

IV. Authority and Responsibilities

To fulfill its responsibilities, the Committee shall:

1. Examine the size and composition of the Board and recommend adjustments from time to time to ensure that the Board is of a size and composition that facilitates effective decision making.

2. Identify and assess the necessary and desirable competencies and characteristics for Board membership and regularly assess the extent to which those competencies and characteristics are represented on the Board.

3. Develop and implement processes to identify and assess necessary and desirable competencies and characteristics for Board members.

4. Identify individuals qualified to become members of the Board.

5. Make recommendations to the Board for the appointment or election of director nominees.

6. Make recommendations to the Board with respect to membership on committees of the Board (other than the Committee).

7. Ensure that Board has appropriate structures and procedures so that the Board can function with the proper degree of independence from management.

8. Provide a forum without management present to receive expressions of concern, including a concern regarding the independence of the Board from management.

9. Establish induction programs for new directors.

10. Ensure succession plans are in place to maintain an appropriate balance of skills on the board and periodically review those plans.

11. Receive comments from all directors as to the Board's performance, oversee the execution of a process assessing the effectiveness of the Board as a whole, the Board committees, and the contribution of individual directors, and report annually to the Board on such assessments.

12. Prepare and recommend to the Board the corporate governance policies and procedures for the Company. Review practices and procedures of the Board in light of ongoing developments in securities law, stock exchanges and regulatory requirements, and industry best practices, relating to matters of corporate governance. Review and reassess the adequacy of the Company's corporate governance policies, practices and procedures annually and recommend to the Board any changes deemed appropriate by the Committee.

13. Review any proposed changes to the Company's constating documents as such documents relate to corporate governance matters.

14. Ensure systems are in place to verify compliance with regulatory, corporate governance and disclosure requirements.

15. Review and reassess the adequacy of this Charter annually and recommend to the Board any changes deemed appropriate by the Committee.

16. At the request of an individual director, consider and, if deemed advisable, authorize the retaining by any individual director of an outside advisor for such director at the expense of the Corporation.

17. Perform any other activities consistent with this Charter, the Company's constating documents and governing law as the Committee or the Board deems appropriate.

18. Review the performance of the Committee annually.

19. Report regularly to the Board.

V. Resources

The Committee shall have ability to engage external advisors as it sees fit, including (i) the sole authority to determine the extent of funding necessary for payment of compensation to any search firm and the authority to determine the extent of funding necessary for payment of compensation to any other professionals retained to advise the Committee; and (ii) the sole authority to retain and terminate a search firm to be used to identify director candidates and the authority to retain other professionals to assist it with any background checks.

VI. Appointing new directors

In fulfilling its responsibilities to identify individuals qualified to become members of the Board, the Committee will consider (i) the independence of each nominee; (ii) the experience and background of each nominee; (iii) having a balance of skills for the Board and its committees to meet their respective mandates; (iv) the past performance of directors being considered for re-election; (v) applicable regulatory requirements; and (vi) such other criteria as may be established by the Board or the Committee from time to time.

Each nominee will be considered on the basis of merit and suitably extensive enquiries to find candidates should be made, including:

(a) regularly assessing and identifying the necessary and desirable skills, experience and knowledge for board members;

(b) regularly assessing and identifying the skills, experience and knowledge represented on the board and those desired;

(c) regularly assessing and determining the time commitment needed from each board member to adequately perform his or her duties;

(d) making suitable inquiries of others (which may include professional executive search and recruitment consultants) for candidates;

(e) interviewing each candidate and conducting background and reference checks;

(f) ensuring that each candidate has the necessary skills, experience and knowledge to perform his or her duties and responsibilities as a director and is able to devote the time necessary to perform those duties and responsibilities.

As at April 26, 2004.

SCHEDULE "E"

IMPERIAL METALS CORPORATION
(the "Company")

COMPENSATION COMMITTEE CHARTER

I. Purpose

The primary objective of the Compensation Committee (the "Committee") of Imperial Metals Corporation (the "Company") is to discharge the Board's responsibilities relating to compensation and benefits of the executive officers and directors of the Company.

II. Organization

Members of the Committee shall be directors and the Committee membership shall satisfy the laws governing the Company and the independence requirements of securities law, stock exchanges and any other regulatory requirements. The members of the Committee shall be appointed by the Board upon the recommendation of the Corporate Governance and Nominating Committee. A majority of the members of the Committee shall constitute a quorum. A majority of the members of the Committee shall be empowered to act on behalf of the Committee.

The Committee may form and delegate authority to subcommittees when appropriate.

III. Meeting

The Committee shall meet as many times as the Committee deems necessary.

The members of the Committee shall select a chair who will preside at each meeting of the Committee and, in consultation with the other members of the Committee, shall set the frequency and length of each meeting and the agenda of items to be addressed at each upcoming meeting. The Chair shall be an independent director.
The chair shall ensure that the agenda for each upcoming meeting of the Committee is circulated to each member of the Committee as well as each other director in advance of the meeting.

IV. Authority and Responsibilities

To fulfill its responsibilities, the Committee shall:

1. Review and approve on an annual basis corporate goals and objectives relevant to the President's compensation, evaluate the President's performance in light of those goals and objectives and set the President's compensation level based on this evaluation. In determining the long-term incentive component of the President's compensation, the Committee will also consider, among such other factors as it may deem relevant, the Company's performance, shareholder returns, the value of similar incentive awards to President's at comparable companies and the awards given to the President in past years.

2. Review and make recommendations to the Board on an annual basis with respect to the adequacy and form of compensation and benefits of all executive officers and directors.

3. Administer and make recommendations to the Board with respect to the Company's employees' and directors' equity incentive plan(s) and any other incentive compensation plans and equity-based plans.

4. Determine the recipients of, and the nature and size of share compensation awards and bonuses granted from time to time, in compliance with applicable securities law, stock exchange and other regulatory requirements.

5. Prepare any report as may be required under applicable securities law, stock exchange and any other regulatory requirements.

6. Review and reassess the adequacy of this Charter annually and recommend to the Board any changes deemed appropriate by the Committee.

7. The Committee shall review annually management's succession plans for Executive Management, including specific development plans and career planning for potential successors.

8. Review its own performance annually.

9. Report regularly to the Board.

V. Resources

The Committee shall have the authority to retain outside advisors, including (i) the sole authority to retain or terminate consultants to assist the Committee in the evaluation of compensation of senior management and directors; and (ii) the sole authority to determine the terms of engagement and the extent of funding necessary for payment of compensation to any consultant retained to advise the Committee.

As at April 26, 2004.

Imperial Metals

CORPORATE INFORMATION

Imperial Metals Corporation
TSX:III

580 Hornby Street, Suite 200
Vancouver, BC V6C 3B6

Telephone 604.669.8959
Investor Relations 604.488.2657

info@imperialmetals.com
www.imperialmetals.com

Auditors
Deloitte & Touche LLP
Vancouver, BC

Bankers
Bank of Nova Scotia
Calgary, AB

Royal Bank of Canada
Vancouver, BC

Legal Counsel
Fasken Martineau DuMoulin LLP
Vancouver, BC

Transfer Agent
Computershare Investor Services Inc.
100 University Ave.
9th Floor, North Tower
Toronto, ON M5J 2Y1

Toll Free 800.564.6253

service@computershare.com
www.computershare.com

Shareholder inquiries with respect to change of address, registration, transfer and lost share certificates should be directed to Computershare.

DIRECTORS

Pierre Lebel 1/2/3
Chairman

Brian Kynoch 3

Larry Moeller 1/2/3

Ed Yurkowski 1/2

1 Audit Committee
2 Compensation Committee
3 Corporate Governance & Nominating Committee

MANAGEMENT

Brian Kynoch
President

Andre Deepwell
Chief Financial Officer & Corporate Secretary

Don Parsons
Vice President Operations

Patrick McAndless
Vice President Exploration

Kelly Findlay
Treasurer

ANNUAL GENERAL MEETING

May 8, 2006 at 2:00pm
Computershare Boardroom
510 Burrard Street, 3rd Floor,
Vancouver, BC

A corporate presentation will follow the formal meeting.

IMPERIAL METALS CORPORATION >

2005 Annual Report


Discover
Develop
Operate

Discover
Develop
Operate

reflects Imperial's business objectives and mindset, borne from a proven track record in exploration, mine development and operations


CATERPILLAR

President's Message

We achieved our goal of restarting operations at Mount Polley in March 2005, nineteen months after discovery of the high grade copper-gold-silver Northeast Zone. Total production at Mount Polley in 2005 was 30,000,000 pounds copper, 30,000 ounces gold and 234,000 ounces silver.

The rapid progress from discovery of the Northeast Zone to restart of mine operations in under two years is a remarkable achievement and the culmination of a concerted effort by management, employees, suppliers and Government. The key milestones from discovery to production were:

August 2003	Initial trench results indicate high grade copper-gold zone discovery
September 2003	Drilling commences at Northeast Zone
November 2004	Mining Permit Amendment received for the Wight Pit
March 2005	Operations restart at Mount Polley
June 2005	Mining of ore from Wight Pit begins
July 2005	First shipment of copper concentrate

Following the lessons learned from the Northeast Zone discovery, we broadened our exploration focus at Mount Polley, starting in July, from known deposits to property wide reconnaissance and evaluation. This lead to the acquisition of additional ground, expanding the Mount Polley property to over 19,000 hectares. Exploration activities included till and whole rock geochemical sampling and percussion drilling. Several new zones of mineralization were outlined. In January 2006 a diamond drill rig was mobilized to test these new targets. The chances of discovery of new ore bodies at Mount Polley are considered excellent.

Equity income from our 50% owned Huckleberry mine was up sharply in 2005 due in part to higher metal prices. Huckleberry had not been expected to generate revenues to Imperial due to its large non-recourse loan balance. Provided copper prices remain at current levels, there is reasonable expectation Huckleberry will be able to repay its loans and generate income to its owners prior to shut down in the third quarter of 2007. Exploration at Huckleberry will continue in 2006 with the goal of locating additional resources to extend its mine life.

Proceeds from a $6.5 million non-brokered private placement completed after year end will allow us to accelerate the restart of a much anticipated 144 Zone exploration program at our wholly owned Sterling gold property in Nevada. This program has been held in abeyance since late 2003 when the discovery of the Northeast Zone shifted our focus and resources from Sterling to Mount Polley. Our plans for Sterling include excavation of a 1,200 metre underground ramp to access the 144 Zone along with underground and surface drilling to follow up on the discovery of gold in an entirely new setting, reminiscent of the structurally controlled Carlin type deposits. Our objective is to outline sufficient resources to restart mine operations. Mineral resources for the 144 Zone drilled to date are 194,640 tonnes, grading 7.41 g/t gold containing over 45,000 ounces of gold. With the prospective horizon thought to extend well beyond the area of the 144 Zone discovery, Sterling's land package was greatly expanded over the last two years. Much work lies ahead.

After many lean years, the mining industry is now enjoying the benefits of higher metal prices. But upward cost pressure on virtually all production inputs such as fuel, labour, supplies and consumables, and in Canada, the increase in the value of the Canadian dollar, have significantly increased production costs and reduced Canadian dollar revenues. Looking ahead, metal consumers must contend with a supply picture that has been compromised by lack of investment and in many cases mine production schedules designed for survival in the lean years rather than maximizing long term value. Consumption will remain strong as large populations, especially in Asia, move rapidly toward higher standards of living. For these and other reasons, including an increasingly difficult permitting environment worldwide, we believe this cycle will be relatively long lived and afford mine operators attractive rates of return.

Once again we take this opportunity to acknowledge the contributions of our employees, our board of directors, and shareholders for our accomplishments in 2005. We look forward to working with them in 2006 to continue to grow our Company.

J. Brian Kynoch
President

Management's Discussion and Analysis

OVERVIEW

Milling operations at the Mount Polley mine were restarted in March 2005, nineteen months after the discovery of the Northeast Zone. A short period of time given the work needed to restart the mine which included drilling the resource to confirm size, continuity and grade; preparing a mine plan; hiring employees; negotiating concentrate sales agreements; purchasing mobile mine equipment; refurbishing and expanding the mill facility; and arranging financing for the restart of the operations. Much of this activity was conducted during 2005 building on the extensive preparations made during the latter part of 2004.

Mineral sales revenues were $70.7 million in 2005 representing a total of five shipments during the year.

Capital expenditures were higher in 2005 at $49.5 million compared to $26.6 million in 2004. This increase reflects the capital expenditure program associated with the restart of mine operations, including the purchase of the mobile mining fleet, stripping the Wight and Bell pits, construction of the concentrate loadout facility, continued exploration and other capital items.

Expenditures in 2005 were financed from five sources: a $20 million convertible debenture; a $12.9 million term bank loan facility; a $14.5 million Line of Credit facility; short term debt borrowings against concentrate inventories; and from cash flow from the Mount Polley mine.

Net income for the year ended December 31, 2005 was $21.6 million compared to $3.6 million in the prior year. Equity income from Huckleberry, driven by higher metal production and metal prices in 2005 compared to 2004 and a future income tax recovery, reached $29.9 million in 2005 compared to $8.1 million in 2004.

The 2005 net income includes a deduction of $11.6 million in losses on derivative instruments from the forward sale of 5.2 million lbs of copper at US$1.535/lb and a further 22.5 million lbs of copper sold under a zero cost min/max hedging arrangement where the Company participates in price increases up to US$1.653/lb and receives downside price protection of US$1.350/lb. The Company does not use hedge accounting, therefore accounting rules require that derivative instruments be recorded at fair value on each balance sheet date, with the adjustment resulting from the revaluation being charged to the statement of income as a gain or loss. The unrealized loss of $7.9 million represents the decline in fair value of the derivative instruments as a result of the year end copper price being in excess of the ceiling price of the derivative instruments. If the copper price stays at the December 31, 2005 price during the periods the derivative instruments settle, then the additional revenue recorded by the Company in 2006 will substantially offset this loss. These derivative instruments were put in place in July and August of 2005 to provide cash flow certainty in the post start up phase of operations when debt repayments were highest.

Cash flow increased to $8.2 million compared to $3.8 million applied to operations in 2004. The $12.0 million turnaround is the result of positive cash flow generated from resumption of operations at the Mount Polley mine. Cash flow is a measure used by the Company to evaluate its performance, however, it is not a term recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations before the net change in working capital balances.

During 2005 the Company also continued with exploration activities on Mount Polley, however at a slower pace during the latter part of the year as the exploration team reassessed the exploration potential of the Mount Polley property.

Selected Annual Financial Information

	Years Ended December 31		
	2005	2004	2003
Total Revenues	$ 71,077,050	$ 1,124,665	$ 36,206,577
Net Income	$ 21,568,751	$ 3,639,547	$ 1,780,949
Net Income per share	$ 0.77	$ 0.14	$ 0.09
Diluted Income per share	$ 0.75	$ 0.13	$ 0.08
Working Capital (Deficiency)	$ (18,885,531)	$ 1,321,706	$ 11,036,075
Total Assets	$ 135,433,507	$ 48,747,213	$ 25,292,236
Total Long Term Debt (including current portion)	$ 18,798,110	$ 8,623,057	$ 5,891,809
Cash dividends declared per common share	$ 0.00	$ 0.00	$ 0.00

The reporting currency of the Company is the CDN Dollar. The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles.

FORWARD LOOKING STATEMENTS

This Management Discussion and Analysis is based on a review of the Company's operations, financial position and plans for the future based on facts and circumstances as of March 20, 2006. Except for statements of fact relating to the Company, certain information contained herein constitutes forward looking statements. Forward looking statements are based on the opinions, plans and estimates of management at the date the statements are made and are subject to a variety of risks, uncertainties and other factors that could cause the actual results to differ materially from those projected by such statements. The primary risk factors affecting the Company are discussed further under the heading "Risk Factors" below. The Company undertakes no obligation to update forward looking statements if circumstances or management's estimates, plans or opinions should change. The reader is cautioned not to place undue reliance on forward looking statements.

DEVELOPMENTS DURING 2005

General

The Company's primary focus during the early part of 2005 was the restart of mining and milling operations at Mount Polley and completion of the related capital expenditure program. The latter part of 2005 was concerned with the optimization of the Mount Polley operations.

The copper prices were substantially higher in 2005 than in 2004, averaging about US$1.67/lb compared to US$1.30/lb in 2004. The US Dollar fluctuated in a downward trend during 2005 closing weaker at December 31, 2005 compared to December 31, 2004. Even with the decline in the exchange rate the price of copper in CDN Dollar terms was substantially higher averaging CDN$2.02/lb in 2005 compared to CDN$1.69/lb in 2004. While decreases in the US Dollar/CDN Dollar exchange rate have a negative impact on US Dollar revenues when translated to CDN Dollars, they have a positive impact on US Dollar denominated long term debt in CDN Dollars.

The strong gain in the CDN Dollar against the US Dollar in 2005 along with continued increases in certain costs resulting from changes in market conditions for such items as labour, fuel and other consumables, will impact the profitability of Mount Polley and of resource projects generally. The Company will seek to adopt exploration and development strategies that will mitigate the impact of these new market conditions.

Exploration

Following the lessons learned from the Northeast Zone discovery, exploration at Mount Polley was refocused starting in July, from known deposits to property wide reconnaissance and evaluation. This lead to the acquisition of additional ground, expanding the Mount Polley property to over 19,000 hectares. Exploration activities included till and whole rock geochemical sampling and diamond and percussion drilling. Several new targets were outlined. In January 2006 a diamond drill rig was mobilized to begin testing these new targets.

Diamond drilling in 2005 included 99 diamond drill holes totaling 39,481 metres and 160 percussion drill holes totaling 4,391 metres completed compared to 135 diamond drill holes totaling 39,143 metres completed in 2004. Exploration at Mount Polley will be directed at finding near surface ore to provide supplemental feed to the mill and to find additional *northeast zone* type deposits. Planned exploration expenditures at Mount Polley total approximately $1.5 million.

Proceeds from a $6.5 million non-brokered private placement completed after year end will accelerate the restart of a much anticipated 144 Zone exploration program at the 100% owned Sterling gold property in Nevada. This program has been held in abeyance since late 2003 when the discovery of the Northeast Zone shifted the Company's focus and resources from Sterling to Mount Polley. Plans for Sterling include excavation of a 1,200 metre underground ramp to access the 144 Zone along with underground and surface drilling to follow up on the discovery of gold in an entirely new setting, reminiscent of the structurally controlled Carlin type deposits. The overall objective of the program is to outline sufficient resources to restart mine operations. Mineral resources for the 144 Zone drilled to date are 194,640 tonnes, grading 7.41 g/t gold containing over 45,000 ounces of gold. With the prospective horizon thought to extend well beyond the area of the 144 Zone discovery, Sterling's land package was greatly expanded over the last two years.

Limited exploration activities are also expected to be carried out at the Bear property during 2006.

Huckleberry Mines Ltd.

The Company owns 50% of Huckleberry. The financial results of Huckleberry have a significant impact on the net income of the Company. Huckleberry benefited from higher copper prices in 2005, from foreign exchange gains on the revaluation of the US Dollar denominated long term debt, and from a future income tax recovery. Note 4 to the audited consolidated financial statements of the Company disclose the impact of Huckleberry operations on the financial position and results of operations of Imperial.

During 2005 Huckleberry increased its exploration efforts with the aim of discovering additional reserves. This effort was successful in identifying a new potential copper-molybdenum zone directly north of the Huckleberry Main Zone Pit. Further exploration to follow up on the 2004 results commenced in April 2005. Huckleberry has completed a study indicating that the mining of this resource is not economic at long term metals prices and exchange rates. A limited drilling program was also completed in 2005 at Whiting Creek, an exploration property owned by Huckleberry. Exploration at Huckleberry will continue in 2006 with the goal of locating additional resources to extend its mine life.

It is currently forecast that Huckleberry will cease production in the third quarter of 2007.

All debt and other obligations of Huckleberry are non recourse to Imperial. Since 1998 Huckleberry had been unable to meet its scheduled obligations for payment of interest and principal on its long term debt and had been operating under a financial restructuring package whereby payments of principal and interest were dependent on available cash.

To December 2004 Huckleberry had been receiving quarterly extensions of the repayment date from the debt holders ("Lenders"). Effective in November 2004, Huckleberry and its Lenders finalized an amendment to the debt repayment terms, retroactive to January 1, 2003, such that future repayments are subject to available cash. Minimum principal payments, including accrued interest, are based on available cash as defined in the restructuring agreement. The available cash will fluctuate based on metal prices, currency exchange rates, capital expenditure requirements and operating results. Huckleberry has estimated that the available cash to be paid in 2006 is $43.0 million which has been included as a current liability.

At December 31, 2005 Huckleberry's total debt, including accrued interest, was $124.4 million. Huckleberry commenced making payments on this debt in accordance with the new loan terms in 2005. Provided copper prices remain at current levels, there is reasonable expectation Huckleberry will be able to repay its loans and generate income to its owners prior to shut down presently scheduled for the third quarter of 2007.

RISK FACTORS

The reader is cautioned that the following description of risks and uncertainties is not all-inclusive as it pertains only to conditions currently known to management. There can be no guarantee or assurance that other factors will or will not adversely affect the Company.

Risks Inherent in the Mining and Metals Business

The business of exploring for minerals is inherently risky. Few properties that are explored are ultimately developed into producing mines. Mineral properties are often nonproductive for reasons that cannot be anticipated in advance. Title Claims can impact the exploration, development, operation and sale of any natural resource project. Even after the commencement of mining operations, such operations may be subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding. The occurrence of any of the foregoing could result in damage to or destruction of mineral properties and production facilities, personal injuries, environmental damage, delays or interruption of production, increases in production costs, monetary losses, legal liability and adverse governmental action. The Company's property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to the Company or to other companies within the industry. In addition, insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse effect on the Company.

Commodity Price Fluctuations and Hedging

The results of the Company's operations are significantly affected by the market price of base metals and gold which are cyclical and subject to substantial price fluctuations. Market prices can be affected by numerous factors beyond the Company's control, including levels of supply and demand for a broad range of industrial products, expectations with respect to the rate of inflation, the relative strength of the US Dollar and of certain other currencies, interest rates, global or regional political or economic crises and sales of gold and base metals by holders in response to such factors. If prices should decline below the Company's cash costs of production and remain at such levels for any sustained period, the Company could determine that it is not economically feasible to continue commercial production at any or all of its mines.

The objectives of any hedging programs that are in place are to reduce the risk of a decrease in a commodity's market price while optimizing upside participation, to maintain adequate cash flows and profitability to contribute to the long-term viability of the Company's business. There are, however, risks associated with hedging programs including (among other things), an increase in the world price of the commodity, an increase in gold lease rates (in the case of gold hedging), an increase in interest rates, rising operating costs, counter-party risks, liquidity issues with funding margin calls to cover mark to market losses and production interruption events. The Company's results of operations are also affected by fluctuations in the price of labour, electricity, fuel, steel, chemicals, blasting materials, transportation and shipping and other cost components.

Competition for Mining Properties

Because the life of a mine is limited by its ore reserves, the Company is continually seeking to replace and expand its reserves through the exploration of its existing properties as well as through acquisitions of new properties or of interests in companies which own such properties. The Company encounters strong competition from other mining companies in connection with the acquisition of properties.

Sale of Products and Future Market Access

The Company is primarily a producer of concentrates. These must be processed into metal by independent smelters under concentrate sales agreement in order for the Company to be paid for its products. There can be no assurance or guarantee that the Company will be able to enter into concentrate sale agreements on terms that are favorable to the Company or at all. Access to the Company's markets is subject to ongoing interruptions and trade barriers due to policies and tariffs of individual countries, and the actions of certain interest groups to restrict the import of certain commodities. Although there are currently no significant trade barriers existing or impending of which the Company is aware that do, or could, materially affect the Company's access to certain markets, there can be no assurance that the Company's access to these markets will not be restricted in the future.

Mineral Reserves and Recovery Estimates

Disclosed reserve estimates should not be interpreted as assurances of mine life or of the profitability of current or future operations. The Company estimates its mineral reserves in accordance with the requirements of applicable Canadian securities regulatory authorities and established mining standards. Mineral resources are concentrations or occurrences of minerals that are judged to have reasonable prospects for economic extraction, but for which the economics of extraction cannot be assessed, whether because of insufficiency of geological information or lack of feasibility analysis, or for which economic extraction cannot be justified at the time of reporting. Consequently, mineral resources are of a higher risk and are less likely to be accurately estimated or recovered than mineral reserves. The Company's reserves and resources are estimated by persons who are employees of the respective operating Company for each of our operations under the supervision of employees of the Company. These individuals are not "independent" for purposes of applicable securities legislation. The Company does not use outside sources to verify reserves or resources. The mineral reserve and resource figures are estimates based on the interpretation of limited sampling and subjective judgments regarding the grade and existence of mineralization, as well as the application of economic assumptions, including assumptions as to operating costs, foreign exchange rates and future metal prices. The sampling, interpretations or assumptions underlying any reserve or resource figure may be incorrect, and the impact on mineral reserves or resources may be material. In addition, short term operating factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ores, may cause mineral reserve estimates to be modified or operations to be unprofitable in any particular fiscal period. There can be no assurance that the indicated amount of minerals will be recovered or that they will be recovered at the prices assumed for purposes of estimating reserves.

Currency Fluctuations

The Company's operating results and cash flow are affected by changes in the CDN Dollar exchange rate relative to the currencies of other countries, especially the US Dollar. Exchange rate movements can have a significant impact on operating results as a significant portion of the Company's operating costs are incurred in CDN Dollars and most revenues are earned in US Dollars. To reduce the exposure to currency fluctuations the Company may enter into foreign exchange contracts from time to time, but such hedges do not eliminate the potential that such fluctuations may have an adverse effect on the Company. In addition, foreign exchange contracts expose the Company to the risk of default by the counter parties to such contracts, which could have a material adverse effect on the Company.

Interest Rate Risk

The Company's exposure to changes in interest rates results from investing and borrowing activities undertaken to manage liquidity and capital requirements. The Company has incurred indebtedness that bears interest at fixed and floating rates, and may enter into interest rate swap agreements to manage interest rate risk associated with that debt. There can be no assurance that the Company will not be materially adversely affected by interest rate changes in the future, notwithstanding its possible use of interest rate swaps. In addition, the Company's possible use of interest rate swaps exposes it to the risk of default by the counter parties to such arrangements. Any such default could have a material adverse effect on the Company.

Financing

The amount of cash currently generated by the Company's operations may not be sufficient to fund projected levels of exploration and development activity and associated overhead costs. The Company may then be dependant upon debt and equity financing to carry out its exploration and development plans. There can be no assurance that such financing will be available on terms acceptable to the Company or at all.

Environment

Environmental legislation affects nearly all aspects of the Company's operations. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties, clean up costs arising out of contaminated properties, damages and the loss of important permits. Exposure to these liabilities arises not only from existing operations, but from operations that have been closed or sold to third parties. The Company's historical operations have generated chemical and metals depositions in the form of tailing ponds, rock waste dumps, and heap leach pads. There can be no assurances that the Company will at all times be in compliance with all environmental regulations or that steps to achieve compliance would not materially adversely affect the Company. Environmental laws and regulations are evolving in all jurisdictions where the Company has activities. The Company is not able to determine the specific impact that future changes in environmental laws and regulations may have on the Company's operations and activities, and its resulting financial position; however, the Company anticipates that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environment regulation. Further changes in environmental laws, new information on existing environmental conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits, could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on the Company. Changes in environmental legislation could also have a material adverse effect on product demand, product quality and methods of production and distribution.

Foreign Activities

The Company operates in the United States and from time to time in other foreign countries where there are added risks and uncertainties due to the different legal, economic, cultural and political environments. Some of these risks include nationalization and expropriation, social unrest and political instability, uncertainties in perfecting mineral titles, trade barriers and exchange controls and material changes in taxation. Further, developing country status or unfavorable political climate may make it difficult for the Company to obtain financing for projects in some countries.

Legal Proceedings

The nature of the Company's business may subject it to numerous regulatory investigations, claims, lawsuits and other proceedings. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on the Company.

CRITICAL ACCOUNTING ESTIMATES

The critical accounting policies adopted by the Company and used in preparation of its consolidated financial statements include the following:

(a) Mineral Properties
Producing mining property, plant and equipment is carried at cost less accumulated depletion, depreciation and writedowns. All costs related to the acquisition, exploration and development of mineral exploration properties are capitalized by property. Capitalized costs include interest and financing costs for amounts borrowed for initial mine development and plant construction, and operating costs, net of revenues, incurred prior to the commencement of commercial production. On the commencement of commercial production, net costs are charged to operations using the unit-of-production method by property based upon estimated recoverable reserves excluding certain assets which are depreciated on a straight line basis over periods ranging from four to twelve years.

The Company evaluates the carrying value of its mineral properties on a regular basis using various methods depending on the state of development of the property. If it is determined that the estimated future cash flows from its mineral properties or other measurement are less than the carrying value based on information and conditions at the date of assessment, then a writedown to the estimated fair value is made.

(b) Depreciation, Depletion and Amortization
Described in (a) above are the methods used by the Company to determine the depreciation, depletion and amortization of its producing mineral properties. The majority of capitalized costs are depreciated, depleted or amortized using a unit-of-production basis. This method relies on management's estimate of the ultimate amount of recoverable reserves, an amount that is dependant on a number of factors including the extent and grade of the ore, commodity prices, capital, mining, processing and reclamation costs, and success of exploration activities identifying additional mineral reserves.

(c) Future Site Reclamation Costs
The Company initially recognizes the future site reclamation costs at its fair value in the period in which it is incurred, with a corresponding addition to the related asset for these costs. The cost of the asset is amortized over the life of the asset as an expense based on the Company's accounting policy for depreciation, depletion and amortization. Following the initial recognition of the future site reclamation costs, the liability is increased each period to reflect the interest element included in the initial measurement of their fair value. Adjustments to the future site reclamation cost liability are also made in each period for changes in the estimated amount, timing and cost of the future work to be carried out.

(d) Share Based Compensation
The fair value of stock options at the date of grant are accrued and charged to operations, with an offsetting credit to contributed surplus, on a straight line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

(e) Derivative Instruments
The Company uses derivative financial instruments to manage its exposure to commodity prices and foreign exchange rates. Derivative financial instruments are measured at fair value and reflected on the balance sheet. If a derivative financial instrument qualifies for hedge accounting then the gains or losses from it are linked with the underlying asset, liability or cash flow stream being hedged. Gains or losses resulting from changes in the fair value of hedged items are included in income or expense on the date the related hedged item is settled. Hedge accounting conditions include formal documentation of the hedge transaction and tests to ensure the effectiveness of the hedge. If all the required conditions are not met at the inception of the hedge and over its life, then hedge accounting is not allowed, and any gains or losses resulting from the changes in the fair value of the derivative financial instrument are included in income at each balance sheet date.

(f) Convertible Debentures
Convertible debentures are a compound financial instrument. Accordingly, the fair value of the conversion privilege forming part of the convertible debenture is classified as part of shareholders' equity with the balance of the proceeds classified as a financial liability. The carrying value of the financial liability is accreted to the principal amount as additional interest expense over the term of the convertible debenture.

(g) Revenue Recognition
Estimated mineral revenue, based upon prevailing metal prices, is recorded in the financial statements when title to the concentrate transfers to the customer which generally occurs on date of shipment. Revenue is recorded in the statement of income net of treatment and refining costs paid to counter parties under terms of the off take arrangements. The estimated revenue is recorded based on metal prices and exchange rates on the date of shipment and is adjusted at each balance sheet date to the metal prices on those dates. The actual amounts will be reflected in revenue upon final settlement, which is usually four to five months after the date of shipment. These adjustments reflect changes in metal prices and changes in quantities arising from final weight and assay calculations.

(h) Income Taxes
The Company accounts for income taxes using the asset and liability method. Under this method, future income tax liabilities and future income tax assets are recorded based on temporary differences between the financial reporting basis of the Company's assets and liabilities and their corresponding tax basis. The future benefits of income tax assets, including unused tax losses, are recognized subject to a valuation allowance, to the extent that it is more likely than not that such assets will be ultimately realized. These future income tax assets and liabilities are measured using substantially enacted tax rates and laws that are expected to apply when the tax liabilities or assets are to be either settled or realized.

The tax deduction for the expenditures incurred related to flow through share financings has been assigned to the related shareholders, resulting in a future income tax liability which has been recorded as a charge to share capital when the expenditures are renounced. Any change in the valuation allowance relating to this future income tax liability is recorded as a future income tax recovery in the statement of income.

RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS

The Canadian Institute of Chartered Accountants has issued a number of pronouncements that will affect the Company's financial reporting in 2006 and beyond. These pronouncements have varying commencement dates. The Company is currently evaluating the implications of these pronouncements on its financial reporting. These pronouncements include:

(a) Section 1530 Comprehensive Income
This section establishes standards for the reporting and display of comprehensive income. It does not address issues of recognition or measurement for comprehensive income or its components.

(b) Earnings per Share
Proposed changes would amend the computational guidance in Section 3500 for calculating the number of incremental shares included in diluted earnings per share when applying the treasury stock method.

(c) Section 3251 Equity
This section established standards for the presentation of equity and changes in equity during the reporting period.

(d) Section 3831 Non-Monetary Transactions
The main feature of this section is a general requirement to measure an asset or liability exchanged or transferred in a non-monetary transaction at fair value, unchanged from the requirement in former section 3830. However, an asset is exchanged or transferred in a non-monetary transaction is measured at its carrying amount when:

- the transactions lacks commercial substance;
- the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange;
- neither the fair value of the asset received nor the fair value of the asset given up is reliably measurable; or
- the transaction is a non-monetary non-reciprocal transfer to owners that represents a spin-off or other form of restructuring or liquidation.

The "commercial substance" criterion replaces the "culmination of earnings" criterion in former Section 3830.

(e) Section 3855 Financial Instruments – Recognition and Measurement
This section establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives based on four fundamental decisions which serve as cornerstones underlying this section.

(f) Section 3861 Financial Instruments – Disclosure and Presentation
This section establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. The presentation paragraphs deal with classification matters while the presentation paragraphs deal with information about factors that affect the amount, timing and certainty of an entity's future cash flows relating to financial instruments and their business purposes and risks.

(g) Section 3865 Hedges
This section establishes standards for when and how hedge accounting, which is optional, may be applied. This section is based on the same four fundamental decisions that serve as cornerstones for Section 3855 above.

(h) Section 3051 Investments
This section continues to establish standards for accounting for investments subject to significant influence and for measuring and disclosing certain other non-financial instruments investments. This section also contains new guidance on when an other-than-temporary decline in value of an investment remaining subject to the section has occurred.

(i) Other
Other guidance relevant to the Company's financial reporting include two EIC's from the Emerging Issues Committee. EIC-152 addresses issues relating to mining assets, their impairment and their valuation in business combinations. EIC-160 addresses stripping costs incurred in the production phase of a mining operation and how to account for these costs and their related amortization.

CHANGES IN ACCOUNTING POLICIES

Effective with the commencement of commercial production the Company revised its policy for revenue recognition such that estimated revenue is recorded based on metal prices and exchange rates at the date of shipment and is adjusted at each balance sheet date to the metal prices and exchange rate on those dates. The actual amounts will be reflected in revenue upon final settlement, which is usually four to five months after the date of shipment. These adjustments reflect changes in metal prices, changes in currency exchange rates and changes in quantities arising from final weight and assay calculations. In prior years revenue was recorded based on metal prices at the date of shipment and adjusted to final metal prices on the date of settlement. This change did not result in a material impact on the comparative figures or opening deficit in these financial statements. Mineral revenue, based upon prevailing metal prices, is recorded in the financial statements when title to the concentrate transfers to the customer which generally occurs on date of shipment. Revenue is recorded in the statement of income net of treatment and refining costs paid to counter parties under terms of the off take arrangements.

RESULTS OF OPERATIONS FOR 2005 COMPARED TO 2004

This review of the results of operations should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2005.

Financial Results

Overview
Operating revenues increased to $71.1 million for the year ended December 31, 2005 from $1.1 million in the year ended 2004. The 2005 revenues increased by $70.7 million due to the restart of the Mount Polley mine. Exclusive of Mount Polley revenues in 2005, revenue fell in 2005 by $0.8 million from 2004.

In the year ended December 31, 2005 Imperial recorded net income of $21.6 million ($0.77 per share) compared to net income of $3.6 million ($0.14 per share) in the prior year. The higher net income in 2005 was primarily from the restart of operations at Mount Polley, an improved contribution from Huckleberry, and a future income tax recovery.

The financial results of the Company are closely tied to those of the Huckleberry mine. The Company's share of Huckleberry's net income in the year ended December 31, 2005 was $29.9 million compared to $8.1 million in 2004. Huckleberry's income in 2005 included a $19.2 million future income tax recovery compared to no such recovery in 2004.

Imperial's 2005 net income was after deduction of $11.6 million in losses on derivative instruments from the forward sale of 5.2 million lbs of copper at US$1.54/lb and a further 22.5 million lbs of copper sold under a zero cost min/max hedging arrangement where the Company participates in price increases up to US $1.65/lb and receives downside price protection of US $1.35/lb. These derivative instruments were put in place in July and August of 2005 to provide cash flow certainty in the post start up phase of operations when debt repayments were highest.

Mineral Production and Transportation Costs
Mineral revenues and production costs represent the costs related to the concentrate sold from the Mount Polley mine during the year 2005. There were no mineral revenues or related costs during 2004 as the Mount Polley mine was not in production.

Mineral Property Holding Costs
Mineral property holdings costs decreased to $1.1 million in the year ended December 31, 2005 compared to $3.6 million in the year ended December 31, 2004. The reduction is attributable to Mount Polley holding and operating costs which are now included with inventory production costs and charged to mineral production costs upon sale of the concentrate.

Depletion, Depreciation and Amortization
Depletion, depreciation and amortization increased to $7.9 million in 2005 from $0.3 million in 2004 as a result of the resumption of operations at the Mount Polley mine.

General and Administration
General and administration expense increased to $1.4 million in 2005 from $1.2 million in 2004 as corporate activities increased during 2005 requiring additional staff and resources.

Share Based Compensation
Share based compensation expense increased to $0.8 million in 2005 from $0.2 million in 2004 as a result of the options issued in August 2005.

Interest Expense on Long Term Debt
Interest expense on long term debt increased to $1.6 million in 2005 from $0.1 million in 2004 due to the new loans for the acquisition of mobile mine equipment at Mount Polley and the convertible debentures issued in March 2005.

Other Interest Expense
Other interest expense totaled $1.1 million in 2005 and includes interest on short term concentrate advances and the Line of Credit facility. The Company had no significant short term debt in 2004.

Interest Accretion on Long Term Debt
Interest accretion increased to $1.1 million from $0.2 million in 2004. The increase is due to the addition of the convertible debentures in March 2005.

Amortization of Deferred Financing Charges
The amortization of the deferred financing charges associated with the convertible debentures and the Line of Credit facility totaled $1.1 million in 2005. There were no comparable items in the prior year.

Foreign Exchange Gain on Long Term Debt
The foreign exchange gain on US Dollar denominated long term debt was under $0.1 million in 2005 compared to $0.2 million in 2004. The gain is all related to US Dollar denominated long term debt added by the Company during 2004. During the year ended December 31, 2005 the CDN Dollar strengthened against the US Dollar resulting in a gain to the Company.

Other Foreign Exchange Loss
The $0.2 million in foreign exchange loss recorded in 2005 is mostly attributable to foreign exchange losses on US Dollar denominated accounts receivable, partially offset by gains on short term debt. These US Dollar balances are the result of the restart of the Mount Polley operations. There were no significant US Dollar denominated accounts receivable or short term debt in the prior year.

Losses on Derivative Instruments
During 2005 the Company entered into hedge contracts for the sale of 27.7 million pounds of copper for the months of November 2005 through June 2006 to protect the Company's cash flow against a decline in the price of copper. These contracts do not qualify for hedge accounting and therefore the Company must mark to market the fair value of these contracts. The losses on these contracts totaled $11.6 million for the year ended December 31, 2005 of which $3.3 million was realized and the balance unrealized. The ultimate gain or loss on the contracts outstanding at December 31, 2005 will be determined in the period the contracts settle.

Other Income
Other income includes $0.5 million in gains on sale of mineral exploration properties and surplus mining equipment in 2005 compared to gains of less than $0.1 million in 2004.

Recovery of Income and Mining Taxes
The income and mining tax recovery increased to $1.6 million in 2005 from an expense of under $0.1 million in 2004. A $2.2 million future income tax recovery on flow through shares resulting from the renouncement of income tax benefits associated with mineral exploration expenditures offset mineral and capital tax expense of $0.3 million and a $0.3 million future income tax expense provision.

Liquidity & Capital Resources

Cash Flow
The Company had net income of $21.6 million in the year ended December 31, 2005 compared to net income of $3.6 million in 2004. Cash flow was $8.2 million in 2005 compared to cash flow applied of $3.8 million in the prior year. This increase in 2005 was due to the positive cash flow from Mount Polley. Cash flow is a measure used by the Company to evaluate its performance however, it is not a term recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations before the net change in working capital balances.

Working Capital
At December 31, 2005 the Company had a working capital deficiency of $18.9 million, a decline of $20.2 million from working capital of $1.3 million at December 31, 2004. The majority of this decline in working capital was the result of financing a substantial portion of the restart of the Mount Polley mine with short term debt consisting of a $14.5 million Line of Credit facility. The Company expects to generate sufficient cash flow from operations in 2006 to repay the Line of Credit facility and restore working capital to a positive balance.

Property Expenditures and Other Investment Activities
Property acquisition and development expenditures were $43.8 million in the year ended December 31, 2005 versus $18.5 million in 2004. Expenditures in 2005 were for Mount Polley mobile mine equipment, tailings facilities, concentrate loadout facility, pit stripping costs, and other capital items. Expenditures in 2004 were for feasibility study, engineering, permitting and capital costs related to restart of the Mount Polley mine.

Exploration expenditures were $5.7 million in the year ended December 31, 2005 compared to $8.1 million in the 2004. Expenditures in 2005 were primarily at the Mount Polley property with a small amount at Sterling and land acquisition in the Sterling area. Expenditures in 2004 were for drilling and other exploration activities at Mount Polley and Bear. Expenditures on exploration projects for the year 2006 are expected to be in excess of $6.0 million, with $5.0 million budgeted for exploration at Sterling.

Proceeds from the sale of surplus mineral properties totaled $0.5 million in the year ended December 31, 2005 compared to under $0.1 million in the year ended December 31, 2004.

In December 2004 Huckleberry repaid $2.5 million in advances owed to the Company. No further loans or advances are receivable by the Company from Huckleberry. In 2004 the Company invested $0.5 million in Fjordland Exploration Inc., a junior mineral exploration company with a promising gold/copper discovery 35 kilometres south of the Mount Polley mine.

Ongoing exploration expenditures, project holding costs, project development and restart expenditures, and general corporate costs are expected to be financed primarily from cash flow from the Mount Polley mine and when required, from the sale of assets, joint venture arrangements and debt and equity financings.

Debt and Other Obligations

During the year ended December 31, 2005 the Company financed the balance of the Mount Polley restart expenditures from a number of short and long term debt sources.

In May 2006 the Company entered into a $14.5 million revolving Line of Credit facility that bears interest at 8% and is repayable by June 30, 2006. The lenders were granted warrants to purchase 1,935,750 common shares of the Company at $6.00 per share for a period of 24 months. A number of other short term facilities with the purchasers of the Company's concentrate were accessed during the year to provide working capital. These were repaid upon receipt of proceeds from the sale of the concentrate. At December 31, 2005 $9.5 million was outstanding under one such facility.

During the period May to August 2005 the Company took delivery of mobile mining equipment. The majority of the purchase price of this equipment was financed by long term debt of $12.9 million repayable over a four year term. The interest rate on this debt is fixed at 6.15%.

An aggregate of $20.0 million convertible debentures issued in March 2005 were the largest single source of funding for the restart of the Mount Polley mine. These debentures bear interest at 6% per annum and are due in March 2010. They are convertible into common shares of the Company at the option of the holder at any time prior to maturity at a conversion price of $8.65 per common share. In accordance with the accounting standards for convertible instruments the net proceeds of the convertible debenture has been allocated between debt and equity components at the date of issue and reflected as such in the Consolidated Balance Sheet of the Company.

Payments on Mount Polley's $5.6 million non interest bearing long term debt are only due when the mine and mill are in operation. Payments are limited to $116,667 per month, to a maximum of $1,166,667 per year and were to commence in April 2005 based on mining and milling operations resuming at Mount Polley in March 2005. By agreement with the lender, repayments commenced in October 2005 at double the normal rate until the deferred amounts are paid. At December 31, 2005 the deferred payments total $350,000 and they were repaid in early 2006. This debt is similar in nature to a capped royalty on operations. This debt is non recourse to Imperial and secured only by the mining property assets on which the funds were invested.

During the year ended December 31, 2004 the Company financed a significant portion of its capital additions through capital leases and finance contracts totaling $3.7 million. Most of this debt was denominated in US Dollars and this provides a natural hedge against the US/CDN Dollar exchange rate.

The Company had the following contractual obligations as of December 31, 2005:

	2006	2007	2008	2009	2010	Total
Short term debt	$ 30,338,000	$ –	$ –	$ –	$ –	$ 30,338,000
Long term debt (1)	6,371,000	6,062,000	4,625,000	2,538,000	533,000	20,129,000
Convertible debentures	–	–	–	–	20,000,000	20,000,000
Operating leases	181,000	165,000	90,000	69,000	12,000	517,000
Capital expenditures	–	–	–	–	–	–
Mineral properties (2)	218,000	228,000	178,000	183,000	292,000	1,099,000
Total	$ 37,108,000	$ 6,455,000	$ 4,893,000	$ 2,790,000	$ 20,837,000	$ 72,083,000

(1) Payments shown include interest and deemed interest.
(2) Mineral property commitments are payments required to keep the claims or option agreements in good standing.

Debt repayment and working capital requirements for 2006 are expected to be met from cash flow from operations at Mount Polley and other debt or equity financings as may be required.

Selected Quarterly Financial Information

Three Months Ended	December 31 2005	September 30 2005	June 30 2005	March 31 2005
Total Revenues	$ 43,037,463	$ 27,859,599	$ 134,213	$ 45,775
Equity Income from Huckleberry	$ 15,293,054	$ 7,909,923	$ 3,262,590	$ 3,461,683
Net Income	$ 9,691,522	$ 5,583,588	$ 2,347,305	$ 3,946,336
Income per share (1)	$ 0.34	$ 0.20	$ 0.08	$ 0.14
Diluted Income per share (1)	$ 0.34	$ 0.20	$ 0.08	$ 0.14
Cash Flow (2)	$ 4,752,732	$ 5,684,263	$ (1,091,757)	$ (1,145,045)
Cash Flow per share (1)(2)	$ 0.17	$ 0.20	$ (0.04)	$ (0.04)
Average LME cash settlement copper price/lb in US$	$ 1.951	$ 1.704	$ 1.537	$ 1.482
Average US/CDN$ exchange rate	$ 1.173	$ 1.201	$ 1.244	$ 1.227
Period end US/CDN$ exchange rate	$ 1.166	$ 1.161	$ 1.226	$ 1.210

Three Months Ended	December 31 2004	September 30 2004	June 30 2004	March 31 2004
Total Revenues	$ 320,519	$ 196,915	$ 311,374	$ 295,857
Equity Income (Loss) from Huckleberry	$ 6,647,956	$ 2,498,328	$ (1,057,218)	$ (22,440)
Net Income (Loss)	$ 5,855,767	$ 782,713	$ (2,302,000)	$ (696,933)
Income (Loss) per share (1)	$ 0.21	$ 0.03	$ (0.09)	$ (0.03)
Diluted Income (Loss) per share (1)	$ 0.21	$ 0.03	$ (0.09)	$ (0.03)
Cash Flow (2)	$ (514,394)	$ (1,482,216)	$ (1,090,623)	$ (744,348)
Cash Flow per share (1)(2)	$ (0.02)	$ (0.06)	$ (0.04)	$ (0.03)
Average LME cash settlement copper price/lb in US$	$ 1.380	$ 1.293	$ 1.264	$ 1.239
Average US/CDN$ exchange rate	$ 1.221	$ 1.307	$ 1.359	$ 1.318
Period end US/CDN$ exchange rate	$ 1.204	$ 1.264	$ 1.340	$ 1.311

(1) The sum of the quarterly net income per share and cash flow per share amounts does not equal the annual total due to timing of share issuances during the year.
(2) Cash flow and cash flow per share are measures used by the Company to evaluate its performance however, they are not terms recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations before net change in working capital balances and cash flow per share is the same measure divided by the weighted average number of common shares outstanding during the period.

Until recommencement of sales from the Mount Polley mine in the September 2005 quarter, the Company's revenues consisted of management fees, interest and other incidental revenue from holding its properties on care and maintenance. Net income during the eight quarters ending December 31, 2005 has been influenced by the steady rise in copper prices which have generated higher equity income from Huckleberry and benefited the restart of the Mount Polley mine. The Company began using derivative instruments in the September 2005 quarter and this impacted its financial results.

Fourth Quarter Results

During the fourth quarter of 2005 the Company revenues increased to $43.0 million compared to $27.9 million in the third quarter of 2005 due to increased quantities of concentrate sold as the Mount Polley mine reaches full operating capacity. The Company recorded net income of $9.7 million ($0.34 per share) in the 4th quarter of 2005 compared to net income of $5.9 million ($0.21 per share) in the prior years quarter. The improvement in the 2005 quarter was primarily due to the inclusion of operations from the Mount Polley mine and the improved results at Huckleberry due to increased copper prices and a future income tax recovery, offset by a $8.3 million loss on derivative instruments. Cash flow for the December 2005 quarter improved to $4.8 million compared to cash consumed of $0.5 million in the comparable 2004 quarter. The improvement is due to the resumption of operations at the Mount Polley mine.

The Company borrowed $6.0 million on a short term basis during the fourth quarter of 2005 to assist with covering margin calls on the derivative instruments. Expenditures for exploration and ongoing capital projects at the Mount Polley mine totaled $1.7 million during the three months ended December 31, 2005 as capital expenditures and exploration declined from the higher levels earlier in the year during the restart of the Mount Polley mine.

Related Party Transactions

Huckleberry

All related party transactions are as a result of the Company's 50% ownership of Huckleberry and the fact that the owners of the other 50% of Huckleberry (the "Japan Group") are also lenders to, and the purchasers of, substantially all of the production from the Huckleberry mine under a life of mine contract. Transactions with the Japan Group are on commercial terms and conditions.

Until the restructuring of the management of Huckleberry on December 1, 2003 and termination of the operator agreement with Huckleberry, Imperial was the operator of the Huckleberry mine and received management fees for operating the Huckleberry mine with management staff provided by Imperial.

Prior to December 1, 2004 Imperial received consulting fees for its services pursuant to a new consulting agreement however, there was no obligation to provide any staff, as mine operations are managed totally by Huckleberry. The consulting fees ceased effective November 30, 2004 due to the repayment by Huckleberry of the $2.5 million in senior ranked loan owed to the Company.

To March 31, 2004 Huckleberry rented certain mobile mining equipment from the Company on commercial terms and conditions. Rental revenue earned by the Company from Huckleberry was nil in the year ended December 31, 2005 and under $0.1 million in year ended 2004.

Corporate

In July 2004 the Company entered into a $5.0 million revolving Line of Credit facility with Edco Capital Corporation, a company controlled by N. Murray Edwards, a significant shareholder of Imperial. The facility was secured by a General Security Agreement on the assets of the Company and bears interest at the rate of 8% per year. At December 31, 2004 no funds were drawn on the facility, however funds were drawn in early 2005. The facility was terminated in March 2005 upon repayment in full from proceeds of the $20.0 million convertible debenture financing.

In March 2005 the Company issued $20.0 million of convertible debentures with interest payable at 6% per annum. The following insiders of the Company collectively purchased $9.75 million of the convertible debentures: N. Murray Edwards, a significant shareholder of Imperial, Larry Moeller, director, and Brian Kynoch, President. Further details on the convertible debentures can be found in Note 8 to the audited consolidated financial statements for the year ended December 31, 2005.

In June 2005 the Company entered into a $14.5 million revolving Line of Credit facility of which $9.5 million was with Edco Capital Corporation ("Edco"), a company controlled by N. Murray Edwards, a significant shareholder of Imperial and $0.5 million was with Larry Moeller, a director of the Company. The facility is secured by a General Security Agreement on the assets of the Company and bears interest at the rate of 8% per year. In consideration of the facility, the lenders were granted warrants to purchase 1,935,750 common shares of the Company at $6.00 per share for a period of 24 months, of which 1,335,000 were issued to the related parties. As at December 31, 2005 the facility was fully drawn.

During the fourth quarter of 2005 the Company also received short term advances from Edco. These advances were to assist the Company to meet margin calls on its derivative instruments. To December 31, 2005 a total of $3.0 million and US$2.6 million has been advanced to the Company. The advances, which bear interest at 10.5% escalating to 13% on March 15, 2006, are secured by a guarantee from the Company's wholly owned subsidiary, Mount Polley Mining Corporation.

During the fourth quarter of 2005 the Company sold income tax receivables with a face value of approximately $1.3 million to Edco at a discount. The effective interest rate charged by Edco on these receivables was 8% per annum. The tax receivables were collected prior to December 31, 2005.

Further details on related party transactions can be found in Note 14 to the audited consolidated financial statements for the year ended December 31, 2005.

OTHER

As required by Multilateral Instrument 52-109, the Company has evaluated the effectiveness of its disclosure controls and procedures as of the end of the year ended December 31, 2005 under the supervision and with the participation of the President and the Chief Financial Officer.

Based on the results of this evaluation, the President and the Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Additional information about the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

As of March 20, 2006 the Company had 29,755,969 common shares outstanding. On a diluted basis the Company had 35,660,327 common shares outstanding at March 20, 2006.

OUTLOOK

Operations, Earnings and Cash Flow

Overall production levels for copper and gold will increase in 2006 with the full year of operations at the Mount Polley mine continuing to generate positive cash flow to the Company.

The Mount Polley mine is expected to produce about 70 million pounds of copper, 48,000 ounces of gold and 483,000 ounces of silver during 2006.

Huckleberry is forecast to produce about 78 million pounds of copper and 662,000 pounds of molybdenum during 2006. Equity income from Huckleberry during 2006 is forecast to be approximately $15.0 million based on a copper price of US$1.75/lb, a US/CDN Dollar exchange rate of $0.8696 and the current mine plan for the Huckleberry mine, excluding the impact of US/CDN Dollar exchange rate on Huckleberry's long term debt. Every US$0.01 change in the US/CDN Dollar exchange rate on Huckleberry long term debt from the December 31, 2005 US/CDN Dollar exchange rate of $0.8577 impacts Imperial's 50% equity income from Huckleberry by $569,000.

Net income and income per share are affected a number of external factors including fluctuations in metal prices and changes in the US/CDN Dollar exchange rate. The changes to budgeted 2006 income for changes in key factors is as follows (including equity earnings from Huckleberry but excluding the effect of derivative instruments and foreign exchange gains or losses on debt):

Factor	Change in Sensitivity	Effect on Net Income	Effect on Income per Share
Copper price	US$0.01 per lb	$870,000	$0.03
Gold price	US$10.00 per oz	$1,210,000	$0.04
US/CDN Dollar Exchange Rate	US$0.01	$400,000	$0.01

Exploration

The Company plans to spend approximately $5.0 million on exploration at Sterling in 2006 to drive a 1,200 metre underground ramp and drill test the 144 Zone from underground as well as for regional exploration targets in the Sterling area. At Mount Polley an estimated $1.5 million will be spent for ongoing exploration aimed at discovering new deposits. Huckleberry's exploration budget for 2006 has not yet been determined.

The Company continues to evaluate exploration opportunities both on currently owned properties and on new prospects.

Financing

Debt repayment and working capital requirements for 2006 are expected to be met from cash flow from Mount Polley. In February 2006 the Company issued 1 million shares for gross proceeds of $6.5 million to fund the exploration program at Sterling. Proceeds of $3.6 million were also received in February 2006 from the exercise of share purchase warrants further strengthening the Company's treasury and working capital position. The Company currently does not forecast the requirement for any additional equity financings during 2006.

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements and all information in the annual report are the responsibility of management. These consolidated financial statements have been prepared by management in accordance with the accounting policies described in the notes to the consolidated financial statements. Where necessary, management has made informed judgments and estimates of the outcome of events and transactions. In the opinion of management, the consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with Canadian generally accepted accounting principles appropriate in the circumstances. The financial information elsewhere in the annual report has been reviewed to ensure consistency with that in the consolidated financial statements.

Management maintains appropriate systems of internal control. Policies and procedures are designed to give reasonable assurance that transactions are appropriately authorized, assets are safeguarded from loss or unauthorized use and financial records are properly maintained to provide reliable information for preparation of financial statements. Deloitte & Touche LLP, an independent firm of Chartered Accountants, has been engaged, as approved by a vote of the shareholders at the Company's most recent Annual General Meeting, to audit the consolidated financial statements in accordance with Canadian generally accepted auditing standards and provide an independent professional opinion. Their report is presented with the consolidated financial statements.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through the Audit Committee of the Board. This Committee, which is comprised of a majority of non-management Directors, meets with management and the external auditors to satisfy itself that management's responsibilities are properly discharged and to review the consolidated financial statements before they are presented to the Board of Directors for approval. The consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

J. Brian Kynoch
President

Andre Deepwell
Chief Financial Officer

March 20, 2006

Auditors' Report

To the Shareholders of Imperial Metals Corporation

We have audited the consolidated balance sheets of Imperial Metals Corporation as at December 31, 2005 and 2004 and the consolidated statements of income and retained earnings and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia

March 20, 2006

Consolidated Balance Sheets

		2005		2004
ASSETS				
Current Assets				
Cash and cash equivalents	$	339,450	$	4,716,089
Marketable securities [Market value $355,174 (2004 - $720,544)]		309,914		680,574
Accounts receivable		24,026,147		3,188,768
Inventory (Note 3)		5,158,103		800,122
Derivative instrument assets and margin deposits (Note 12)		8,250,018		–
Future income taxes (Note 11)		2,674,874		–
		40,758,506		9,385,553
Investment in Huckleberry Mines Ltd. (Note 4)		11,746,326		–
Mineral Properties (Note 5)		79,141,191		36,999,596
Future Site Reclamation Deposits		2,231,962		2,227,744
Deferred Financing Costs (Notes 6(a) and 8)		1,409,261		–
Other Assets		146,261		134,320
	$	135,433,507	$	48,747,213
LIABILITIES				
Current Liabilities				
Accounts payable and accrued liabilities	$	14,563,066	$	6,067,829
Short term debt (Note 6)		30,337,983		–
Current portion of long term debt (Note 7)		5,581,964		1,838,680
Current portion of future site restoration costs (Note 9)		–		157,338
Derivative instrument liabilities (Note 12)		9,161,024		–
		59,644,037		8,063,847
Long Term Debt (Note 7)		13,216,146		6,784,377
Debt Component of Convertible Debentures (Note 8)		13,719,982		–
Future Site Reclamation Costs (Note 9)		3,649,434		2,961,235
Future Income Taxes (Note 11)		3,025,122		–
Equity Share of Deficit of Huckleberry Mines Ltd. (Note 4)		–		18,180,924
		93,254,721		35,990,383
SHAREHOLDERS' EQUITY				
Share Capital (Note 10)		29,724,618		31,424,753
Contributed Surplus (Note 10)		2,942,699		250,869
Equity Component of Convertible Debentures (Note 8)		6,861,510		–
Retained Earnings (Deficit)		2,649,959		(18,918,792)
		42,178,786		12,756,830
	$	135,433,507	$	48,747,213

See accompanying notes to these financial statements.

Approved by the Board:

Larry G.J. Moeller
Director

J. Brian Kynoch
Director

Consolidated Statements of Income and Retained Earnings

	2005	2004
REVENUES		
Mineral sales	$ 70,708,711	$ –
Interest income	183,412	296,512
Management fees	–	275,000
Other	184,927	553,153
	71,077,050	1,124,665
EXPENSES		
Mineral production and transportation costs	53,270,341	–
Mineral property holding costs (Note 5)	1,062,737	3,621,461
Accretion of future site restoration costs	216,982	185,152
Depletion, depreciation and amortization	7,879,623	272,255
General and administration	1,368,717	1,224,135
Share based compensation	770,162	157,140
Interest on long term debt	1,572,232	53,420
Other interest	1,061,382	39,535
Interest accretion on long term debt	1,100,532	207,272
Amortization of deferred financing costs	1,123,713	–
Foreign exchange gain on long term debt	(42,962)	(195,180)
Foreign exchange loss	189,440	2,233
	69,572,899	5,567,423
INCOME (LOSS) BEFORE THE UNDERNOTED	1,504,151	(4,442,758)
Add (Deduct)		
Equity income in Huckleberry Mines Ltd. (Note 4)	29,927,250	8,066,626
Losses on derivative instruments (Note 12)	(11,598,669)	–
Other	176,960	55,360
	18,505,541	8,121,986
INCOME BEFORE TAXES	20,009,692	3,679,228
(Recovery of) income and mining taxes (Note 11)	(1,559,059)	39,681
NET INCOME	21,568,751	3,639,547
(Deficit), Beginning of Year	(18,918,792)	(23,634,966)
Retained Earnings (Deficit), End of Year	$ 2,649,959	$ (18,918,792)
Income Per Share (Note 13)		
Basic	$ 0.77	$ 0.14
Diluted	$ 0.74	$ 0.13
Weighted Average Number of Common Shares Outstanding (Note 13)		
Basic	28,146,219	26,090,547
Diluted	28,999,245	27,035,038

See accompanying notes to these financial statements.

Consolidated Statements of Cash Flows

	2005	2004
OPERATING ACTIVITIES		
Net income	$ 21,568,751	$ 3,639,547
Items not affecting cash flows		
Depletion, depreciation and amortization	7,879,623	272,255
Share based compensation	770,162	157,140
Accretion of debt and future site restoration costs	1,317,514	392,424
Amortization of deferred financing costs	1,123,713	–
Equity income in Huckleberry Mines Ltd.	(29,927,250)	(8,066,626)
Foreign exchange gain on short and long term debt	(339,722)	(195,180)
Future income taxes	(1,893,812)	(26,566)
Unrealized losses on derivative instruments	7,856,472	–
Other	(155,258)	(4,575)
	8,200,193	(3,831,581)
Net change in non-cash operating working capital balances (Note 17)	(22,923,594)	2,359,538
Cash used in operating activities	(14,723,401)	(1,472,043)
FINANCING ACTIVITIES		
Proceeds of short term debt	70,404,508	–
Repayment of short term debt	(40,069,765)	–
Proceeds of long term debt	12,940,000	3,721,269
Repayment of long term debt	(2,858,738)	(1,002,113)
Proceeds of convertible debentures	19,081,582	–
Issue of share capital, net of share issue costs	468,750	16,942,134
Cash provided by financing activities	59,966,337	19,661,290
INVESTMENT ACTIVITIES		
Acquisition and development of mineral properties	(49,473,640)	(26,586,999)
Purchase of marketable securities	(80,000)	(1,020,000)
Proceeds on sale of marketable securities	116,815	731,436
Proceeds on sale of mineral properties	547,653	46,382
Increase in future site reclamation deposits	(50,259)	(227,905)
Repayment of loan from Huckleberry	–	2,500,000
Other	(182,750)	(104,207)
Cash used in investment activities	(49,619,575)	(24,661,293)
DECREASE IN CASH AND CASH EQUIVALENTS	(4,376,639)	(6,472,046)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	4,716,089	11,188,135
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 339,450	$ 4,716,089

See accompanying notes to these financial statements.

Consolidated Statements of Cash Flows (continued)

	2005	2004
CASH AND CASH EQUIVALENTS ARE COMPRISED OF:		
Cash in bank	$ 339,450	$ 69,740
Short term money market investments	–	4,646,349
	$ 339,450	$ 4,716,089
OPERATING ACTIVITIES		
Interest expense paid	$ 2,573,025	$ 83,410
Income and mining taxes paid	$ 40,753	$ 21,747

SUPPLEMENTAL INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES

During the year ended December 31, 2005

(a) the Company reclassified $25,234 of contributed surplus arising from stock based compensation to share capital on the exercise of options.
(b) holders of convertible debentures with a face value of $50,000 converted their convertible debentures into common shares.
(c) the Company sold surplus mineral properties and took back a $375,000 mortgage on the properties sold.
(d) the Company received marketable securities with a fair value of $11,000 as an option payment on a mineral property.

During the year ended December 31, 2004 the Company reclassified $81,726 of contributed surplus arising from stock based compensation to share capital on the exercise of options.

See accompanying notes to these financial statements.

Notes to the Consolidated Financial Statements

1. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and reflect the following policies:

Basis of Presentation

These consolidated financial statements include the accounts of the Company and those entities which are controlled by the Company through voting equity interests, referred to as subsidiaries. Entities which are jointly controlled, referred to as joint ventures, are proportionately consolidated. Variable Interest Entities ("VIEs"), which include, but are not limited to, special purpose entities, trusts, partnerships, and other legal structure, as defined by the Accounting Standards Board in Accounting Guideline ("AcG") 15, "Consolidation of Variable Interest Entities" ("AcG 15"), are entities in which equity investors do not have the characteristics of a "controlling financial interest" or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities' expected losses and/or expected residual returns. All inter-company balances and transactions have been eliminated upon consolidation.

Investments in shares of investee companies in which the Company's ownership and rights arising therefrom provide the Company with the ability to exercise significant influence are accounted for using the equity method. The Company's investment in Huckleberry Mines Ltd., which holds the Huckleberry Mine (Note 4) has been accounted for using the equity method whereby the investment has been initially recorded at cost and the carrying value adjusted thereafter to include the Company's share of earnings since the acquisition date. Cash distributions received are credited to the investment account.

Other investments are accounted for using the cost method.

Investments are written down to fair value when a permanent and significant decline in their carrying value has occurred.

Cash and Cash Equivalents

Cash equivalents include money market instruments that are readily convertible to cash and have maturities at the date of purchase of less than ninety days.

Marketable Securities

Marketable securities are carried at the lower of cost and market value.

Inventory

Copper concentrates, inclusive of contained gold and silver, are valued at the lower of production cost to produce saleable metal and net realizable value. Stores and supplies inventories are valued at the lower of cost and replacement cost.

Mineral Properties

Mining Property, Plant and Equipment

Mining property, plant and equipment are carried at cost less accumulated depletion, depreciation and writedowns. Depletion and depreciation are computed primarily by property using the unit-of-production method based upon estimated recoverable reserves excluding certain assets at a cost of $23,889,881 (2004-$nil) which are depreciated on a straight line basis as follows:

Mobile mine equipment and vehicles	4 -12 years
Office, computer and communications equipment	4 - 5 years

Maintenance and repairs are charged to operations when incurred. Renewals and betterments, which extend the useful life of the assets, are capitalized.

Pre-production and Exploration Properties

The Company follows the method of accounting for these mineral properties whereby all costs related to acquisition, exploration and development are capitalized by property. Capitalized costs include interest and financing costs for amounts borrowed for initial mine development and plant construction, and operating costs, net of revenues, incurred prior to the commencement of commercial production. On the commencement of commercial production, net costs are charged to operations using the unit-of-production method by property based upon estimated recoverable reserves.

The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete development of the properties, and on future profitable production or proceeds from the disposition thereof.

Assessment of Impairment
Management reviews the carrying value of mineral exploration properties at least quarterly for evidence of impairment. This review is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest and, in the case of producing mining property, plant and equipment estimates of future cash flows to be realized from production. When the results of this review indicate that an impairment exists, the Company estimates the net recoverable amount of pre feasibility study exploration properties by reference to the potential for success of further exploration activity and/or the likely proceeds to be received from sale or assignment of rights. The net recoverable amount of post feasibility exploration properties and producing mining property, plant and equipment is determined based on undiscounted estimates of future cash flows. When the carrying values of mineral properties are estimated to exceed their net recoverable amounts, a provision is made to write down these assets to estimated fair value.

Convertible Debenture

The convertible debenture is a compound financial instrument. Accordingly, the fair value of the conversion privilege forming part of the convertible debenture has been classified as part of the shareholders' equity with the balance of the proceeds classified as a financial liability. The carrying value of the financial liability is being accreted to the principal amount as additional interest expense over the term of the convertible debenture.

Future Site Reclamation Costs

Future costs to retire an asset including dismantling, remediation and on going treatment and monitoring of the site are recognized and recorded as a liability at fair value at the date the liability is incurred. The liability is accreted over time to the estimated amount ultimately payable through periodic charges to earnings. In addition, future site restoration costs are capitalized as part of the carrying value of the related mineral property at its initial discounted value and amortized over the mineral properties useful life based using a unit-of-production method.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income tax liabilities and future income tax assets are recorded based on temporary differences between the financial reporting basis of the Company's assets and liabilities and their corresponding tax basis. The future benefits of income tax assets, including unused tax losses, are recognized subject to a valuation allowance, to the extent that it is more likely than not that such assets will be ultimately realized. These future income tax assets and liabilities are measured using substantially enacted tax rates and laws that are expected to apply when the tax liabilities or assets are to be either settled or realized.

The tax deduction for the expenditures incurred related to flow through share financings has been assigned to the related shareholders, resulting in a future income tax liability which has been recorded as a charge to share capital when the expenditures are renounced. Any change in the valuation allowance relating to this future income tax liability is recorded as a future income tax recovery in the statement of income.

Revenue Recognition

Estimated mineral revenue, based upon prevailing metal prices, is recorded in the financial statements when title to the concentrate transfers to the customer which generally occurs on date of shipment. Revenue is recorded in the statement of income net of treatment and refining costs paid to counter parties under terms of the off take arrangements. The estimated revenue is recorded based on metal prices and exchange rates on the date of shipment and is adjusted at each balance sheet date to the metal prices on those dates. The actual amounts will be reflected in revenue upon final settlement, which is usually four to five months after the date of shipment. These adjustments reflect changes in metal prices and changes in quantities arising from final weight and assay calculations.

Financial Derivatives

The Company uses derivative financial instruments to manage its exposure to metal prices and foreign exchange rates. Derivative financial instruments are measured at fair value and reflected on the balance sheet. If a derivative financial instrument qualifies for hedge accounting then the gains or losses from it are linked with the underlying asset, liability or cash flow stream being hedged. Gains or losses resulting from changes in the fair value of hedged items are included in income or expense on the date the related hedged item is settled. Hedge accounting conditions include formal documentation of the hedge transaction and tests to ensure the effectiveness of the hedge. If all the required conditions are not met at the inception of the hedge and over its life, then hedge accounting is not allowed, and any gains or losses resulting from the changes in the fair value of the derivative financial instrument are included in income at each balance sheet date.

Foreign Currency Translation

The Company uses the temporal method to translate transactions and balances denominated in foreign currencies. Under this method, monetary items are translated at the rate of exchange in effect at the balance sheet date and non-monetary items are translated at historical exchange rates. Revenue and expense items are translated at average exchange rates in the month they occur except for depletion, depreciation and amortization of assets which are translated using the same rates as the related assets. Gains and losses on translation are recorded in the statement of income.

Segmented Information

The Company's operations are primarily directed towards the exploration, development and commercial production of mineral properties in Canada. These mining activities represent a single reportable segment.

Stock Based Compensation

The Company uses a fair value based method to account for stock based compensation. Compensation expense is determined when stock options are issued and is recognized in operations over the vesting period of the option. The compensation expense is determined as the fair value of the option at the date of grant using an option pricing model. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are credited to share capital.

Forfeitures of options are accounted for in the period of forfeiture.

Share Purchase Warrants

Share purchase warrants issued are recorded at fair value in contributed surplus. The fair value of this financing cost is amortized to operations on a straight line basis over the initial term of the related debt. If and when the warrants are ultimately exercised, the applicable amounts of contributed surplus are credited to share capital.

Earnings Per Common Share

Basic net income per common share is computed using the weighted average number of common shares outstanding during the period. Diluted net income per common share is computed in accordance with the treasury stock method and "if converted" method, as applicable, which uses the weighted average number of common shares outstanding during the period and also includes the dilutive effect of potentially issuable common shares from outstanding stock options, warrants and convertible debt. In addition, the related interest, accretion, and amortization of deferred financing fees on convertible debt, when dilutive, (net of tax) are added back to income, since these would not be paid or incurred if the convertible debentures were converted into common shares.

Measurement Uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates used in the preparation of these consolidated financial statements include, among others, the expected economic lives of and the future operating results and net cash flows expected to result from exploitation of resource properties, the estimated amount of related future site reclamation costs, estimated revenues, income tax provisions and assets and the estimated fair values of stock based compensation, warrants, the debt and equity components of the convertible debentures and derivatives. Actual results may differ from those estimates.

Comparative Figures

Certain of the prior year figures have been reclassified to conform with the current year's presentation.

2. CHANGE IN ACCOUNTING POLICY

Effective with the commencement of commercial production the Company revised its policy for revenue recognition such that estimated revenue is recorded based on metal prices and exchange rates at the date of shipment and is adjusted at each balance sheet date to the metal prices and exchange rate on those dates. The actual amounts will be reflected in revenue upon final settlement, which is usually four to five months after the date of shipment. These adjustments reflect changes in metal prices, changes in currency exchange rates and changes in quantities arising from final weight and assay calculations. In prior years revenue was recorded based on metal prices at the date of shipment and adjusted to final metal prices on the date of settlement. This change did not result in a material impact on the comparative figures or opening deficit in these financial statements. Mineral revenue, based upon prevailing metal prices, is recorded in the financial statements when title to the concentrate transfers to the customer which generally occurs on date of shipment. Revenue is recorded in the statement of income net of treatment and refining costs paid to counter parties under terms of the off take arrangements.

3. INVENTORY

		2005		2004
Concentrate	$	2,955,299	$	–
Supplies		2,202,804		800,122
	$	5,158,103	$	800,122

Prior to December 31, 2004, the supplies inventory for the Mount Polley mine was classified with mineral properties while the mine was on standby. At December 31, 2004, supplies totaling $791,413 were reclassified to inventory from mineral properties (Note 5).

4. INVESTMENT IN (EQUITY SHARE OF DEFICIT OF) HUCKLEBERRY MINES LTD.

The Company has a 50% equity interest in Huckleberry Mines Ltd. ("Huckleberry") which is engaged in copper and molybdenum mining operations in British Columbia and which is accounted for on the equity basis. The Company has no obligation to fund any of Huckleberry's operations, debt or deficit.

Pursuant to an agreement dated December 1, 2003, the Company and the other shareholders of Huckleberry restructured the management of the Huckleberry mine. The mine is currently operated by Huckleberry, and Imperial has relinquished certain elements of joint control, which it formerly held, and has been released from all liability under the terms of a prior management agreement between Huckleberry and Imperial. As a result of this restructuring, the Company on December 1, 2003 ceased recording the results of operations and financial position of Huckleberry on a proportionate consolidation basis and commenced accounting for its interest in Huckleberry using the equity method.

The effect of this change was the recognition of the Company's share of Huckleberry's deficit in the amount of $27,327,207 as a deferred credit in the Company's balance sheet as of December 1, 2003. This deferred credit has been eliminated as a result of subsequent equity earnings of Huckleberry. The Company continues to have significant influence over Huckleberry and acts in an advisory capacity on mine operations.

The Company's investment in (equity share of deficit of) Huckleberry is comprised of the following:

		2005		2004
Balance, beginning of year	$	(18,180,924)	$	(23,747,550)
Equity income for the year		29,927,250		8,066,626
Loan repaid by Huckleberry		–		(2,500,000)
Balance, end of year	$	11,746,326	$	(18,180,924)

Summarized financial information for Huckleberry is as follows (1):

Balance Sheet		2005		2004
Current Assets				
Cash and cash equivalents	$	48,119,977	$	15,118,343
Short term investments		18,188,600		–
Other current assets		28,535,225		20,149,605
		94,843,802		35,267,948
Mineral property		60,867,639		56,060,445
Future site restoration deposits and future income taxes		13,160,318		3,209,432
	$	168,871,759	$	94,537,825
Current Liabilities				
Accounts payable and other current liabilities	$	6,809,466	$	5,357,673
Current portion of long term debt, accrued interest and capital lease obligations		45,482,813		3,151,299
		52,292,279		8,508,972
Long term debt, accrued interest and capital lease obligations		78,883,674		120,456,357
Future site restoration costs and other long term liabilities		15,436,292		3,036,441
		146,662,245		132,001,770
Share Capital		57,595,611		57,595,611
Deficit		(35,386,097)		(95,059,556)
		22,209,514		(37,463,945)
	$	168,871,759	$	94,537,825
Statement of Income				
Revenues	$	143,060,617	$	93,308,775
Expenses		83,387,158		78,232,133
Net Income	$	59,673,459	$	15,076,642
Statement of Cash Flows				
Operating activities	$	67,419,740	$	22,446,795
Financing activities		(3,449,027)		(2,755,857)
Investment activities		(30,969,279)		(7,461,049)
Increase in cash and cash equivalents	$	33,001,434	$	12,229,889

(1) Certain of the financial information of Huckleberry disclosed above has been reclassified to be consistent with the classifications used by the Company. In addition, the Company's equity share of earnings of Huckleberry includes certain adjustments to ensure consistency of accounting policies with those of the Company. These adjustments are not reflected in the above figures.

Since 1998 Huckleberry had been unable to meet its scheduled obligations for payment of interest and principal on its long term debt and had been operating under a financial restructuring package whereby payments of principal and interest were dependent on available cash.

To December 2004 Huckleberry had been receiving quarterly extensions of the repayment date from the debt holders ("Lenders"). Effective in November 2004, Huckleberry and its Lenders finalized an amendment to the debt repayment terms, retroactive to January 1, 2003, such that future repayments are subject to available cash. Minimum principal payments, including accrued interest, are based on available cash as defined in the restructuring agreement. The available cash will fluctuate based on metal prices, currency exchange rates, capital expenditure requirements and operating results. Huckleberry has estimated that the available cash to be paid in 2006 is $43,000,000, pending lender approval, which has been included in current liabilities.

The majority of Huckleberry's long term debt is denominated in US Dollars and bears interest at 1.2% above the 6 month Libor rate.

5. MINERAL PROPERTIES

	Cost	Accumulated Depletion, Depreciation & Writedowns	2005 Net Book Value	2004 Net Book Value
Producing Mining Property, Plant and Equipment				
Mineral properties	$ 61,710,604	$ 26,502,103	$ 35,208,501	$ 11,446,408
Buildings, machinery and equipment	79,913,206	47,203,168	32,710,038	8,677,332
Tailings and reclamation facilities	19,824,154	13,700,083	6,124,071	1,606,410
Construction in progress	2,702,768	–	2,702,768	13,547,685
Land	678,206	–	678,206	144,025
	164,828,938	87,405,354	77,423,584	35,421,860
Mineral Exploration Properties				
Acquisition and exploration costs	3,264,473	1,546,866	1,717,607	1,577,736
	$ 168,093,411	$ 88,952,220	$ 79,141,191	$ 36,999,596

The net book value of buildings, machinery and equipment includes $3,506,710 (2004 – $3,506,710) under capital leases.
Details of the changes in the Company's mineral properties during the years ended December 31, 2005 and 2004 are as follows:

	December 31 2004	Additions	Depletion, Depreciation & Amortization	December 31 2005
Mount Polley	$ 32,984,672	$ 50,051,778	$ (8,050,349)	$ 74,986,101
Sterling	2,265,864	207,995	(107,924)	2,365,935
Nak	509,960	–	–	509,960
Other properties	1,239,100	40,095	–	1,279,195
	$ 36,999,596	$ 50,299,868	$ (8,158,273)	$ 79,141,191

	December 31 2003	Additions	Depletion, Depreciation & Amortization	Writedowns	Other (1)	December 31 2004
Mount Polley	$ 7,201,918	$ 26,574,167	$ –	$ –	$ (791,413)	$ 32,984,672
Sterling	2,161,547	307,465	(203,148)	–	–	2,265,864
Nak	496,680	13,280	–	–	–	509,960
Other properties	1,094,723	176,523	(11,217)	(20,929)	–	1,239,100
	$ 10,954,868	$ 27,071,435	$ (214,365)	$ (20,929)	$ (791,413)	$ 36,999,596

(1) Other consists of supplies inventory reclassified to current assets (Note 3).

Mount Polley

The Company owns 100% of the Mount Polley open pit copper-gold mine 56 kilometres northeast of Williams Lake in central British Columbia. The Mount Polley mine was on standby from September 2001 when mining and milling operations were suspended until resumption of operations in March 2005. The Mount Polley property consists of three mining leases and 48 mineral claims. Costs of maintaining the Mount Polley mine on standby are expensed in the statement of income as mine maintenance costs. Exploration and other costs incurred to expand the proven and probable reserves and startup costs incurred prior to recommencement of commercial production at the Mount Polley mine are capitalized to mineral properties.

Sterling

The Company owns 100% of the Sterling gold mine near Beatty, Nevada. The Sterling mine operated as both an underground and open pit mine from 1980 to suspension of mining operations in 1997. Certain parts of the Sterling property have been reclaimed. In 2004, an additional 62 claims were staked. The Sterling property now consists of 211 lode mining claims plus one water well site. Net smelter royalties of 2.25% are payable on production with minimum advance royalties on a small portion of this total.

During 2003 the Company optioned via a lease agreement 29 additional claims adjacent to the Sterling property. Advance royalty payments of US$1,000 are payable monthly and the property is subject to a 2% net smelter royalty. A portion of the property is also subject to advance royalty payments of US$400 per month and a 5% royalty to a maximum of US$250,000. The previously noted 2% royalty is not payable on these claims until after the royalty cap has been reached.

Bear

In the year ended December 31, 2004 the Company acquired via option the Bear property consisting of one claim. In 2005, the Company acquired certain additional claims to the property. The property is comprised of 4,836 hectares and is located in the Omineca Mining District, 140 kilometres north of Smithers in northwestern British Columbia. The Company can earn a 100% interest in the Bear property, subject to a 1.5% net smelter royalty, by spending $500,000 on exploration ($313,074 incurred to December 31, 2005) and making $115,000 in cash payments ($25,000 paid to December 31, 2005) over three years ending February 23, 2007. The net smelter royalty can be purchased by the Company at any time for $1,500,000.

Nak

The Nak property is located 75 kilometres southeast of Atlin, British Columbia and consists of 2 mineral claims totaling 1,632 hectares.

Other Exploration Properties

The Company has interests in various other early stage exploration properties located primarily in Canada. These properties have been acquired primarily by staking and therefore the cost to maintain ownership of these properties is not significant.

6. SHORT TERM DEBT

			2005		2004
(a)	Line of Credit Facility Working capital facility of up to $14,500,000 (2004-$nil) with a syndicate of lenders. The facility, which bears interest at 8% per annum, is secured by a floating charge on all the assets of the Company plus a guarantee by the Company's wholly owned subsidiary, Mount Polley Mining Corporation. The term of the facility ends on June 30, 2006 and is extendable at the option of the lenders. In consideration of the facility, the lenders have been granted warrants to purchase 1,935,750 common shares of Imperial at $6.00 per share for a period of 24 months (Note 10). The fair value of these warrants has been recorded as deferred financing costs that are being charged to operations over the initial term of the debt.	$	14,500,000	$	–
(b)	Concentrate Advances Cash advances of US$8,166,838 (2004-US$nil) from a purchaser of concentrate from the Mount Polley mine repayable from the sale of concentrate with interest at three month Libor plus 2% and secured by a first charge on concentrate from the Mount Polley mine.		9,510,283		–
(c)	Credit Facilities from a Related Party (Note 14) (i) Advances of $3,000,000 (2004-$nil) due to a company controlled by a significant shareholder (Note 14) payable on demand with interest at 10.5% per annum until January 15, 2006, 11% per annum until February 15, 2006, 12% per annum until March 15, 2006 and 13% per annum thereafter, and is secured by a guarantee from the Company's wholly owned subsidiary, Mount Polley Mining Corporation.		3,000,000		–
	(ii) Advances of US$2,600,000 (2004-$nil) due to a company controlled by a significant shareholder (Note 14) payable on demand with interest at 10.5% per annum until January 15, 2006, 11% per annum until February 15, 2006, 12% per annum until March 15, 2006 and 13% per annum thereafter, and is secured by a guarantee from the Company's wholly owned subsidiary, Mount Polley Mining Corporation.		3,027,700		–
(d)	Mortgages payable of $300,000 with monthly payments of interest only at 5.928% maturing on June 1, 2006 and secured by real estate.		300,000		–
		$	30,337,983	$	–

7. LONG TERM DEBT

	Note		2005		2004
Mount Polley Mine Construction Loan	(a)	$	5,535,581	$	6,098,714
Mount Polley Finance Contracts	(b)		1,444,685		2,324,233
Mount Polley Finance Contracts	(c)		138,463		200,110
Mount Polley Bank Term Loan	(d)		11,679,381		–
			18,798,110		8,623,057
Less portion due within one year			(5,581,964)		(1,838,680)
		$	13,216,146	$	6,784,377

(a) Mount Polley Mine Construction Loan
Loan from a company related to the former joint venture partner of the Mount Polley mine in the amount of $5,600,000 (2004 - $6,300,000) secured solely by and limited in recourse to the Company's interest in the mining lease and other assets of the Mount Polley mine.

		2005		2004
Payments due in sixty monthly installments of $116,667 limited to a maximum of ten installments per year commencing April 1, 2001. Monthly installments are payable only if the mine and mill are in operation during the month. If the Company has not paid the sum of $7,000,000 by December 31, 2010 as a result of postponements of monthly payments on the basis described above, the obligation to make payments will cease on that date.	$	5,600,000	$	6,300,000
Less portion representing deemed interest at 7%		(64,419)		(201,286)
		5,535,581		6,098,714
Less portion due within one year		(1,454,246)		(913,133)
	$	4,081,335	$	5,185,581

Repayments are due as follows:		
Year ending December 31, 2006	$	1,516,667
Year ending December 31, 2007	$	1,166,667
Year ending December 31, 2008	$	1,166,667
Year ending December 31, 2009	$	1,166,667
Year ending December 31, 2010	$	583,332

The obligation was originally recorded on a present value basis with deemed interest calculated at 7% per annum under the original repayment terms. The Mount Polley mine commenced operations in March 2005 and therefore monthly payments were to resume in April 2005 but were deferred with payments commencing in the fourth quarter of 2005 at an accelerated rate until the deferred amounts are paid. At December 31, 2005 the deferred payments total $350,000 and they were paid in early 2006.

(b) Finance contracts aggregating $1,444,685 (US$1,240,605) repayable in blended monthly installments of $77,577 (US$66,618) including interest at one month Libor plus 3.5% and secured by certain mobile mining equipment at the Mount Polley mine. Monthly repayments are subject to adjustment for interest rate movements.

Repayments are due as follows:		US$		Cdn$
Year ending December 31, 2006	$	799,417	$	930,921
Year ending December 31, 2007		486,781		566,856
		1,286,198		1,497,777
Less portion representing interest at 7.87%		(45,592)		(53,092)
		1,240,606		1,444,685
Less portion due within one year		(727,657)		(847,357)
	$	512,949	$	597,328

(c) Finance contracts aggregating $138,463 (2004-$200,110) repayable in monthly installments of $5,760 until September 2007 and $2,509 thereafter, and secured by certain vehicles at the Mount Polley mine. The obligation has been recorded on a present value basis with deemed interest at 6% per annum as the finance contracts are interest free.

Repayments are due as follows:		
Year ending December 31, 2006	$	71,845
Year ending December 31, 2007		59,370
Year ending December 31, 2008		16,461
		147,676
Less portion representing imputed interest at 6%		(9,213)
		138,463
Less portion due within one year		(65,584)
	$	72,879

(d) Bank term loans aggregating $11,679,381 (2004-$nil) repayable in blended monthly installments of $272,000 until May 2006 and varying monthly amounts thereafter until July 2009 including interest at 6.15%, and secured by certain mobile mining equipment at the Mount Polley mine.

Repayments are due as follows:		
Year ending December 31, 2006	$	3,852,000
Year ending December 31, 2007		4,269,000
Year ending December 31, 2008		3,442,000
Year ending December 31, 2009		1,371,263
		12,934,263
Less portion representing interest at 6.15%		(1,254,882)
		11,679,381
Less portion due within one year		(3,214,777)
	$	8,464,604

8. CONVERTIBLE DEBENTURES

On March 9, 2005, the Company issued subordinated secured convertible debentures with a face value of $20,000,000 that mature on March 10, 2010, $9,750,000 of which were issued to a significant shareholder and directors. The net proceeds, after deduction of issue expenses of $918,418, totaled $19,081,582. The debentures are subordinated to all senior security holders and bear interest at 6% per year with interest payable semi-annually on June 30 and December 31, and are convertible into common shares of the Company at the option of the holder at any time prior to maturity at a conversion price of $8.65 per common share.

The net proceeds of the debentures have been allocated between the debt and equity components based on the prorata allocation of the estimated fair values of each component on the date the convertible debentures were issued. The estimated fair value of the debt component was calculated as the present value of the future payments of principal and interest on the debentures, discounted at the prevailing rate for similar obligations without a conversion privilege. The estimated fair value of the equity component, the conversion privilege, was calculated based on a Black-Scholes Model. The financial liability component, representing the value allocated to the liability at inception, is recorded as a long term liability. The remaining component, representing the value ascribed to the holders' option to convert the principal balance into common shares of the Company, is classified as "Equity Component of Convertible Debentures" in shareholders' equity.

At the date of issue on March 9, 2005, the components of the convertible debentures were as follows:

Debt component	$	12,790,213
Equity component (net of financing costs of $331,080)	$	6,878,707

The debt component of the convertible debenture will be accreted to the face value of $20,000,000 through the recording of additional interest expense over the term of the convertible debenture.

In November 2005, convertible debentures with a face value of $50,000 were converted into common shares leaving a face value of $19,950,000 in convertible debentures outstanding at December 31, 2005.

9. FUTURE SITE RECLAMATION COSTS

	2005	2004
Balance, beginning of year	$ 3,118,573	$ 2,558,196
Accretion	216,983	185,152
Costs incurred during the year	(224,858)	(61,623)
Additions to future costs	57,438	209,288
Change in estimates of future costs	511,548	316,192
Effect of translation of foreign currencies	(30,250)	(88,632)
	3,649,434	3,118,573
Less portion due within one year	–	(157,338)
Balance, end of year	$ 3,649,434	$ 2,961,235

The total undiscounted amount of estimated cash flows required to settle the obligations is $3,476,990 (2004 - $2,813,104) and US$1,281,992 (2004 – US$1,281,992) which has been discounted using a credit adjusted risk free rate of 7%. The reclamation obligations for each of the Mount Polley and Sterling mine are expected to be paid in 2010 and 2012, respectively. The amounts and timing of mine closure plans for both the Sterling mine and the Mount Polley mine will vary depending on a number of factors including exploration success and alternative mining plans.

10. SHARE CAPITAL

On June 15, 2005 the Company amended its articles and share capital to comply with the new requirements for companies incorporated in the Province of British Columbia. The new share structure is as follows:

Share Capital

Authorized

50,000,000 First Preferred shares without par value with special rights and restrictions to be determined by the directors.
50,000,000 Second Preferred shares without par value with rights and restrictions to be determined by the directors.
Unlimited number of Common Shares without par value

Issued and Fully Paid	2005		2004	
	Number of Shares	Amount	Number of Shares	Amount
Common shares				
Balance, beginning of year	27,950,939	$ 31,424,753	25,494,764	$ 14,427,459
Issued for cash, net of issue costs of nil (2004 - $600,329)	–	–	2,025,000	15,637,171
Issued for cash on the exercise of options	114,700	57,350	213,300	106,650
Issued for cash on exercise of share purchase warrants	74,800	411,400	217,875	1,198,313
Issued on conversion of convertible debentures	5,780	49,941	–	–
Transfer of contributed surplus on exercise of options	–	25,234	–	81,726
Future income tax effect of flow through share expenditures	–	(2,244,060)	–	(26,566)
Balance, end of year	28,146,219	$ 29,724,618	27,950,939	$ 31,424,753

Contributed Surplus	2005	2004
Balance, beginning of year	$ 250,869	$ –
Adjustment for change in accounting policy for share based compensation	–	175,455
Share based compensation	770,162	157,140
Transfer to share capital upon exercise of options	(25,234)	(81,726)
Warrants issued for Line of Credit facility (Note 6(a))	1,946,902	–
Balance, end of year	$ 2,942,699	$ 250,869

Share Option Plans

Under the Share Option Plans, the Company may grant options to its directors, officers and employees not to exceed 10% of the issued common shares of the Company. At December 31, 2005, 742,622 common shares remain available for grant under the plans. Under the plans, the exercise price of each option equals the market price of the Company's shares on the date of grant and an option's maximum term is 10 years. Options are granted from time to time by the Board of Directors and vest over a three year period.

In 2005 and 2004, the Company granted its directors, officers and employees options to purchase 1,300,000 common shares and 45,000 common shares, respectively, of the Company. The fair value of the share options issued on the dates noted below were estimated at the date of grant using the Black-Scholes option pricing model, based on the following terms and assumptions:

Date options issued	August 11, 2005	August 3, 2004	March 12, 2004
Number of options	1,300,000	15,000	30,000
Exercise price	$ 6.60	$ 6.80	$ 6.80
Estimated fair value per share	$ 3.32	$ 4.00	$ 4.00
Dividend yield	0%	0%	0%
Risk free interest rate	3.32%	3.51%	2.33%
Expected life	3.44 years	4.33 years	5.73 years
Expected volatility	66%	74%	68%

The determination of expected volatility contained in the option pricing model is based on subjective assumptions which can materially affect the fair value estimate of the options at the date of grant.

A summary of the status of the Company's Share Option Plan as of December 31, 2005 and changes during the years is presented below:

	2005		2004	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	886,700	$ 0.82	1,065,000	$ 0.50
Granted	1,300,000	$ 6.60	45,000	$ 6.80
Exercised	(114,700)	$ 0.50	(213,300)	$ 0.50
Lapsed	–	–	(10,000)	$ 0.50
Outstanding at end of year	2,072,000	$ 4.46	886,700	$ 0.82
Options exercisable at end of year	752,000	$ 0.71	846,700	$ 0.57

The following table summarizes information about the share options outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.50	727,000	1.8 years	$ 0.50	727,000	$ 0.50
$6.60	1,300,000	4.9 years	$ 6.60	–	$ 6.60
$6.80	45,000	4.3 years	$ 6.80	25,000	$ 6.80
	2,072,000	3.8 years	$ 4.46	752,000	$ 0.71

Share Purchase Warrants

	Number of Warrants	
	2005	2004
Balance, beginning of year	958,625	1,176,500
Issued pursuant to Line of Credit facility (Note 6(a))	1,935,750	–
Exercised	(74,800)	(217,875)
Expired	(883,825)	–
Balance, end of year	1,935,750	958,625

Each of the 1,935,750 warrants issued in connection with the Line of Credit facility (Note 6(a)) entitles the holder to acquire one common share of the Company at a price of $6.00 per share. The warrants expire as follows: 1,001,250 on May 19, 2007; 400,500 on June 15, 2007; 267,000 on June 22, 2007; and 267,000 on July 20, 2007.

The Company has estimated the fair value of the warrants issued in connection with the Line of Credit at the date of grant using the Black-Scholes option pricing model, based on the following terms and assumptions:

Date warrants issued	May 19 through July 20, 2005
Number of warrants	1,935,750
Exercise price	$6.00
Estimated fair value per share	$0.90
Dividend yield	0%
Risk free interest rate	2.83%
Expected life	1.5 years
Expected volatility	40%

11. (RECOVERY OF) INCOME AND MINING TAXES

The reported income tax provision differs from the amounts computed by applying the Canadian federal and provincial statutory rates to the income before income taxes due to the following reasons:

	2005		2004	
	Amount	%	Amount	%
Income before taxes	$ 20,009,692	100.0	$ 3,679,228	100.0
Income taxes thereon at the basic statutory rates	$ 6,977,380	34.9	$ 1,310,541	35.6
Increase (decrease) resulting from:				
Tax benefits not recognized in the period loss was incurred	(1,851,111)	(9.3)	1,524,000	41.4
Resource allowance	411,000	2.1	578,000	15.7
Change in valuation allowance	91,000	0.5	(1,997,000)	(54.3)
Use of capital gains rate on equity income from Huckleberry	(5,218,000)	(26.1)	(1,437,000)	(39.0)
Future tax recovery relating to flow through shares	(2,244,060)	(11.2)	(26,566)	(0.7)
B.C. mineral taxes	130,000	0.6	–	
Large corporation taxes	135,000	0.7	66,247	1.8
Other	9,732	0.0	21,459	0.6
(Recovery of) income and mining taxes	$ (1,559,059)	(7.8)	$ 39,681	1.1
Current taxes	$ 334,753		$ 66,247	
Future income taxes	(1,893,812)		(26,566)	
	$ (1,559,059)		$ 39,681	

The approximate tax effect of each type of temporary difference that gives rise to the Company's future income tax assets and future income tax liabilities are as follows:

Future income tax assets		2005		2004
Mineral properties	$	24,543,000	$	23,476,000
Net operating tax losses carried forward		9,041,000		5,932,000
Investment in Huckleberry		617,000		5,946,000
Other		4,497,000		578,000
Net future tax assets		38,698,000		35,932,000
Less valuation allowance		(36,023,126)		(35,932,000)
		2,674,874		–
Future income tax liabilities				
Mineral properties		3,025,122		–
		3,025,122		–
Net future income tax liabilities	$	(350,248)	$	–
Net Future Income Tax Assets (Liabilities)				
Current portion	$	2,674,874	$	–
Non-current portion		(3,025,122)		–
	$	(350,248)	$	–

As at December 31, 2005 the Company had net operating tax loss carry forwards in Canada of approximately $20.5 million, which can be applied to reduce future Canadian taxable income and will expire in 2006 to 2014. In addition, the Company had net operating tax loss carry forwards in the United States of approximately US$5.2 million, which can be applied to reduce future US taxable income and will expire in 2009 to 2024. A valuation allowance has been applied to the tax benefit of $1.9 million of net operating tax loss carry forwards in Canada and to US$5.2 million of net operating tax loss carry forwards in the United States. The tax benefit of these amounts has not been recognized in these financial statements.

12. DERIVATIVE INSTRUMENTS AND MARGIN DEPOSITS

		2005		2004
Assets				
Security deposits with dealers [US$7,061,358 (2004-$nil)]	$	8,222,951	$	–
Put options purchased [US$23,244 (2004-$nil)]		27,067		–
	$	8,250,018	$	–
Liabilities				
Call options sold [US$7,866,917 (2004-$nil)]	$	9,161,025	$	–

Security deposits required to be paid by the Company to dealers are calculated based on the fair value of the derivative instrument on each trading date, net of the credit facility provided by the dealers.

At December 31, 2005, the Company had entered into various contracts to protect the Company's cash flow against a decline in the price of copper. These contracts do not qualify for hedge accounting and therefore the Company accounts for these contracts as investments and records changes in the unrealized gains or losses on these contracts in the statement of income each period and records the fair value of these derivative instruments as a current asset or current liability at each balance sheet date. The fair value of these financial instruments has been recorded as either an asset or a liability as of December 31, 2005 depending on the attributes of the contracts.

During the year ended December 31, 2005, the Company purchased put options, sold call options and entered into forward sales contracts to manage its exposure to changes in copper prices. Contracts outstanding at December 31, 2005 are as follows:

	Put Options Purchased	Call Options Sold
Contract Period	*Equivalent notional pounds of copper*	*Equivalent notional pounds of copper*
January 2006	3,748,000	1,874,000
February 2006	3,748,000	3,748,000
March 2006	3,748,000	3,748,000
April 2006	3,748,000	3,748,000
May 2006	3,748,000	3,748,000
June 2006	3,748,000	3,748,000
	22,488,000	20,614,000

These contracts effectively ensure that the Company's cash flows under these contracts are expected to offset the Company's expected cash flows from copper revenues such that the Company will effectively receive a minimum of US$1.350/lb of copper up to a maximum of US$1.653/lb of copper for these notional amounts.

13. INCOME PER SHARE

The following table sets out the computation of basic and diluted net income, net of tax per common share:

	2005	2004
Numerator:		
Net Income	$ 21,568,751	$ 3,639,547
Effect of dilutive securities:		
Convertible debentures – interest, accretion and deferred financing costs	–	–
Adjusted net income	$ 21,568,751	$ 3,639,547
Denominator:		
Weighted-average number of common shares outstanding	28,146,219	26,090,547
Effect of dilutive securities:		
Stock options	774,407	778,509
Warrants	78,619	166,968
Convertible debentures	–	–
Diluted potential common shares	853,026	945,477
Diluted weighted-average number of common shares outstanding	28,999,245	27,035,038
Basic net income per common share	$ 0.77	$ 0.14
Diluted net income per common share	$ 0.74	$ 0.13

Excluded from the calculation of diluted net income per common share for the year ended December 31, 2005 were 2,306,358 shares (2004 - nil) related to the conversion of the $20.0 million 6% convertible debentures and 1,345,000 shares (2004 – 45,000 shares) related to stock options because their effect was anti-dilutive.

14. RELATED PARTY TRANSACTIONS

(a) Related party transactions and balances with a company controlled by a significant shareholder and directors are as follows:

		2005		2004
Line of Credit facility (Note 6(a))	$	10,000,000	$	–
Short term debt (Note 6(c))	$	6,027,700	$	–
Convertible debentures (at face value) (Note 8)	$	9,750,000	$	–
Interest expense on long term debt	$	477,616	$	–
Other interest expense	$	571,524	$	–

(b) Related party transactions with Huckleberry are as follows:

		2005		2004
Revenue	$	–	$	438,550

15. COMMITMENTS AND GUARANTEES

At December 31, 2005 the Company is committed to future minimum operating lease payments as follows:

2006	$	181,000
2007		165,000
2008		90,000
2009		69,000
2010		12,000
	$	517,000

At December 31, 2002 the Company had secured the reclamation bond of $1,900,000 for the Mount Polley mine with a cash deposit. During 2003 the cash deposit was reduced by $1,370,567 as a result of the Company pledging to the Province of British Columbia certain mining equipment and supplies inventory at the Mount Polley mine as substitute security for the cash released from the reclamation bond.

16. FINANCIAL INSTRUMENTS, INTEREST RATE AND CREDIT RISK

At December 31, 2005 the carrying value of cash and cash equivalents, accounts receivable, derivative instrument assets, future site reclamation deposits, and accounts payable and accrued liabilities, derivative instrument liabilities, short term and long term debt, and the debt component of the convertible debenture approximates their respective fair values. Management believes that the carrying value of short term and long term debt and the debt component of the convertible debentures approximates fair value as interest rates and credit spreads have not changed materially since the instruments were issued.

Interest rate risk is the risk to the Company's earnings that arises from fluctuations in interest rates and the degree of volatility of these rates. The Company does not use derivatives to manage this risk.

The Company's Canadian mineral revenues have historically been dependent on selling concentrates to one or two smelters or traders. However, as these customers are large, well capitalized and diversified multinationals, credit risk is considered to be minimal.

The Company is exposed to fluctuations in commodity prices and exchange rates and from time to time enters into contracts to manage its exposure and is subject to risk of default by counter parties in connection with these arrangements (Note 12).

17. NET CHANGE IN NON CASH OPERATING WORKING CAPITAL BALANCES

The net change in non cash operating working capital balances consists of the following:

	2005	2004
Accounts receivable	$ (20,462,379)	$ (2,658,828)
Inventory	(4,010,986)	643
Derivative instrument assets and margin deposits	(8,250,018)	–
Accounts payable and accrued liabilities	8,495,237	5,017,723
Derivative instrument liabilities	1,304,552	–
	$ (22,923,594)	$ 2,359,538

18. SEGMENTED INFORMATION

	2005	2004
Revenue by geographic area		
Canada	$ 329,059	$ 1,105,124
United States	28,676,852	19,541
Europe	42,071,140	–
	$ 71,077,050	$ 1,124,665

In 2005, three customers each accounted for more than 10% of revenues with the largest customer accounting for approximately 41% of revenue. In 2004, one customer accounted for approximately 40% of revenue.

19. SUBSEQUENT EVENTS

Subsequent to December 31, 2005 the Company:

(a) issued 1 million common shares at $6.50 per share for gross proceeds of $6.5 million pursuant to a private placement. The net proceeds of the offering estimated at $6.3 million will be used for further exploration at the Company's Sterling mine and for general working capital purposes.

(b) issued 600,750 common shares for proceeds of $3.6 million on the exercise of 600,750 share purchase warrants (Note 10).

(c) granted an officer options to purchase 200,000 common shares of the Company at $5.30 per share expiring on December 31, 2011.

(d) purchased put options, sold call options and entered into forward sales contracts as follows:

	Put Options Purchased	Call Options Sold
Contract Period	*Equivalent notional pounds of copper*	*Equivalent notional pounds of copper*
July 2006	1,378,000	1,378,000
August 2006	1,378,000	1,378,000
September 2006	1,378,000	1,378,000
October 2006	1,378,000	1,378,000
November 2006	1,378,000	1,378,000
December 2006	1,378,000	1,378,000
	8,268,000	8,268,000

These contracts effectively ensure that the Company's cash flows under these contracts are expected to offset the Company's expected cash flows from copper revenues such that the Company will effectively receive a minimum of US$1.80/lb of copper up to a maximum of US$2.60/lb of copper for these notional amounts.

	Forward Sales
Contract Period	*Equivalent notional pounds of Copper*
July 2006	496,000

These contracts effectively ensure that the Company's cash flows under these contracts are expected to offset the Company's expected cash flows from copper revenues such that the Company will effectively receive US$2.203/lb of copper for these notional amounts.

Imperial Metals

CORPORATE INFORMATION

Imperial Metals Corporation
TSX:III

580 Hornby Street, Suite 200
Vancouver, BC V6C 3B6

Telephone 604.669.8959
Investor Relations 604.488.2657

info@imperialmetals.com
www.imperialmetals.com

Auditors
Deloitte & Touche LLP
Vancouver, BC

Bankers
Bank of Nova Scotia
Calgary, AB

Royal Bank of Canada
Vancouver, BC

Legal Counsel
Fasken Martineau DuMoulin LLP
Vancouver, BC

Transfer Agent
Computershare Investor Services Inc.
100 University Ave.
9th Floor, North Tower
Toronto, ON M5J 2Y1

Toll Free 800.564.6253

service@computershare.com
www.computershare.com

Shareholder inquiries with respect to change of address, registration, transfer and lost share certificates should be directed to Computershare.

DIRECTORS

Pierre Lebel 1/2/3
Chairman

Brian Kynoch 3
Larry Moeller 1/2/3
Ed Yurkowski 1/2

1 Audit Committee
2 Compensation Committee
3 Corporate Governance & Nominating Committee

MANAGEMENT

Brian Kynoch
President

Andre Deepwell
Chief Financial Officer
& Corporate Secretary

Don Parsons
Vice President Operations

Patrick McAndless
Vice President Exploration

Kelly Findlay
Treasurer

ANNUAL GENERAL MEETING

May 8, 2006 at 2:00pm
Computershare Boardroom
510 Burrard Street, 3rd Floor
Vancouver, BC

A corporate presentation will follow the formal meeting.

82-34714

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Annual Report
BC COMPANY

FORM 6
BUSINESS CORPORATIONS ACT
Section 51

SEC MAIL PROCESSING SECTION RECEIVED JUN 14 2006 WASH, D.C. 199

Filed Date and Time: **February 6, 2006 03:00 PM Pacific Time**

ANNUAL REPORT DETAILS

\ME OF COMPANY	INCORPORATION NUMBER **BC0638507**
IMPERIAL METALS CORPORATION 200 - 580 HORNBY ST. VANCOUVER BC V6C 3B6 CANADA	DATE OF RECOGNITION **December 6, 2001**
	DATE OF ANNUAL REPORT (ANNIVERSARY DATE OF RECOGNITION IN BC) **December 6, 2005**

OFFICER INFORMATION AS AT December 6, 2005

Last Name, First Name, Middle Name:
BUDHAI, RIO
Office(s) Held: (Other Office(s))

Mailing Address:
200 - 580 HORNBY STREET
VANCOUVER BC V6C 3B6
CANADA

Delivery Address:
200 - 580 HORNBY STREET
VANCOUVER BC V6C 3B6
CANADA

RECEIVED 2006 JUN 12 P 3:56 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Last Name, First Name, Middle Name:
DEEPWELL, ANDRE H.
Office(s) Held: (CFO, Secretary)

Mailing Address:
7505 KILREA PLACE
BURNABY, BC V5A3N8

Delivery Address:
7505 KILREA PLACE
BURNABY, BC V5A3N8

Last Name, First Name, Middle Name:
FINDLAY, KELLY
Office(s) Held: (Treasurer)

Mailing Address:
1800 LAYTON DRIVE
NORTH VANCOUVER, BC V7H1X9

Delivery Address:
1800 LAYTON DRIVE
NORTH VANCOUVER, BC V7H1X9

Last Name, First Name, Middle Name:
KYNOCH, J. BRIAN
Office(s) Held: (President)

Mailing Address:
2798 WEST 36TH AVENUE
VANCOUVER BC V6N2P8

Delivery Address:
2798 WEST 36TH AVENUE
VANCOUVER BC V6N2P8

Last Name, First Name, Middle Name:
LEBEL, PIERRE
Office(s) Held: (Chair)

Mailing Address:
629 VERONA PLACE
NORTH VANCOUVER BC V7N3A4

Delivery Address:
629 VERONA PLACE
NORTH VANCOUVER BC V7N3A4

Last Name, First Name, Middle Name:
MCANDLESS, PATRICK M.
Office(s) Held: (Vice President)

Mailing Address:
6640 JUNIPER DRIVE
RICHMOND, BC V7E4Z6

Delivery Address:
6640 JUNIPER DRIVE
RICHMOND, BC V7E4Z6

Last Name, First Name, Middle Name:
PARSONS, DON
Office(s) Held: (Vice President)

Mailing Address:
200 - 580 HORNBY STREET
VANCOUVER BC V6C 3B6
CANADA

Delivery Address:
200 - 580 HORNBY STREET
VANCOUVER BC V6C 3B6
CANADA

82-34714

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Imperial Metals Corporation
Symbol :	III
Reporting Period:	02/01/2006 - 02/28/2006

Summary

Issued & Outstanding Opening Balance :	28,151,219	As at :	01/31/2006

Effect on Issued & Outstanding Securities

Stock Option Plan	4,000
Other Issuances and Cancellations	1,600,750
Issued & Outstanding Closing Balance :	29,755,969

Stock Option Plan

Stock Options Outstanding Opening Balance:	**2,267,000**	As at :	01/31/2006

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
02/03/2006	N		4,000		
Totals		0	4,000	0	0

Filer's comment
Exercise at $0.50 per share by Sheila Colwill.

Stock Options Outstanding Closing Balance:	**2,263,000**	As at :	02/28/2006

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
02/16/2006	Warrants	400,500
Filer's comment Exercise of Working Capital Facility Warrants at $6.		
02/20/2006	Private Placement	1,000,000
Filer's comment $6.5 million non-brokered private placement.		
02/20/2006	Warrants	200,250
Filer's comment Exercise of Working Capital Facility Warrants @ $6.		
Totals		1,600,750

Filed on behalf of the Issuer by:

Name: Rio Budhai
Phone: 6044882659

Email:	riobudhai@imperialmetals.com
Submission Date:	03/06/2006 13:11:26
Last Updated:	03/06/2006 12:57:30

82-34714

Form 1 Submission - Change in Issued and Outstanding Securities

AMENDMENT

Issuer :	Imperial Metals Corporation
Symbol :	III
Reporting Period:	03/01/2006 - 03/31/2006

Summary

Issued & Outstanding Opening Balance :	29,755,969	As at :	03/01/2006

Effect on Issued & Outstanding Securities

Stock Option Plan	15,000
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	29,770,969

Stock Option Plan

Stock Options Outstanding Opening Balance:	**2,263,000**	As at :	03/01/2006

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
03/24/2006 **Filer's comment** Stock option exercise at $0.50.	N		10,000		
03/31/2006 **Filer's comment** Stock option exercise at $0.50.	N		5,000		
Totals		0	15,000	0	0

Stock Options Outstanding Closing Balance:	**2,248,000**	As at :	03/31/2006

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Rio Budhai
Phone:	604 488 2659
Email:	riobudhai@imperialmetals.com
Submission Date:	05/09/2006 14:15:27
Last Updated:	05/09/2006 14:14:03

82-34714

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Imperial Metals Corporation
Symbol :	III
Reporting Period:	04/01/2006 - 04/30/2006

Summary

Issued & Outstanding Opening Balance :	29,770,969	As at :	04/01/2006

Effect on Issued & Outstanding Securities

Stock Option Plan	52,167
Other Issuances and Cancellations	33,524
Issued & Outstanding Closing Balance :	29,856,660

Stock Option Plan

Stock Options Outstanding Opening Balance:	**2,248,000**	As at :	04/01/2006

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
04/04/2006 **Filer's comment** exercise at $6.60.	N		10,000		
04/07/2006 **Filer's comment** exercise at $6.60.	N		16,667		
04/09/2006 **Filer's comment** options lapse at $6.60	N			15,000	
04/10/2006 **Filer's comment** exercise at $6.60.	N		5,000		
04/12/2006 **Filer's comment** exercise at $6.60.	N		5,000		
04/13/2006 **Filer's comment** exercise at $6.60.	N		5,000		
04/19/2006 **Filer's comment** exercise at $6.60.	N		2,500		
04/26/2006 **Filer's comment** exercise at $6.60.	N		5,000		
04/28/2006 **Filer's comment** exercise at $0.50.	N		3,000		
Totals		0	52,167	15,000	0

Stock Options Outstanding Closing Balance:	**2,180,833**	As at :	04/30/2006

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
04/12/2006	Convertible Bonds/Notes/Loans/Debentures	5,780
Filer's comment conversion of CD 43 at $8.65 face value.		
04/12/2006	Convertible Bonds/Notes/Loans/Debentures	5,780
Filer's comment conversion of CD 44 at $8.65 face value.		
04/12/2006	Convertible Bonds/Notes/Loans/Debentures	4,624
Filer's comment conversion of CD 53 at $8.65 face value.		
04/19/2006	Convertible Bonds/Notes/Loans/Debentures	11,560
Filer's comment conversion of CD 74 (partial) at $8.65 face value.		
04/19/2006	Convertible Bonds/Notes/Loans/Debentures	5,780
Filer's comment conversion of CD 41 at $8.65 face value.		
Totals		33,524

Filed on behalf of the Issuer by:

Name:	Rio Budhai
Phone:	604 488 2659
Email:	riobudhai@imperialmetals.com
Submission Date:	05/09/2006 14:59:38
Last Updated:	05/09/2006 13:25:24

82-34714

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Imperial Metals Corporation
Symbol :	III
Reporting Period:	05/01/2006 - 05/30/2006

Summary

Issued & Outstanding Opening Balance :	29,856,660	As at :	05/01/2006

Effect on Issued & Outstanding Securities

Stock Option Plan	58,000
Other Issuances and Cancellations	80,922
Issued & Outstanding Closing Balance :	29,995,582

Stock Option Plan

Stock Options Outstanding Opening Balance: **2,180,833** As at : 05/01/2006

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
05/03/2006 **Filer's comment** exercise at $0.50.	N		2,000		
05/04/2006 **Filer's comment** exercise at $6.60.	N		5,000		
05/05/2006 **Filer's comment** exercise at $0.50.	N		1,000		
05/25/2006 **Filer's comment** exercise at $0.50.	N		50,000		
05/25/2006 **Filer's comment** grant @ $9.10.	N	60,000			
Totals		60,000	58,000	0	0

Stock Options Outstanding Closing Balance: **2,182,833** As at : 05/30/2006

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
05/02/2006 **Filer's comment** conversion at $8.65 face value.	Convertible Bonds/Notes/Loans/Debentures	80,922
Totals		80,922

Filed on behalf of the Issuer by:

Name:	Rio Budhai
Phone:	604 488 2659
Email:	riobudhai@imperialmetals.com
Submission Date:	06/01/2006 18:07:36
Last Updated:	05/30/2006 18:40:06

82-34719

Imperial Metals

IMPERIAL METALS CORPORATION
(the "Company")

Request for Annual and Interim Financial Statements

National Instrument 51-102, *Continuous Disclosure Obligations,* provides registered and beneficial owners of the Company's securities ("Securityholders") with the opportunity to request a copy of the Company's annual financial statements and related MD&A, the interim financial statements and related MD&A or both.

If you wish to receive such mailings, please complete and return this form to:

Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, ON M5J 2Y1

Fax: Within North America: 1-866-249-7775
or Outside North America: (416) 263-9524

Copies of all previously issued annual and quarterly financial statements and related MD&A of the Company are available on the SEDAR website at www.sedar.com.

The undersigned Securityholder hereby elects to receive:

☐ Interim Financial Statements for the first, second and third quarters of 2006 and related MD&A

☐ Annual Financial Statements for the fiscal year ended December 31, 2006 and related MD&A

☐ BOTH – Interim and Annual Financial Statements and related MD&A.

Name: ______________________________

Address: ______________________________

______________________________ Postal Code ______________

Signature of
Securityholder: ______________________________ Date: ______________

CUSIP: 452892102

SCRIP COMPANY CODE: IIRQ

82-34711

Imperial Metals

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Form of Proxy - Annual General Meeting to be held on May 8, 2006

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 2:00 pm, Pacific Time, on May 4, 2006.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

312-588-4290 Direct Dial

To Vote Using the Internet

- Go to the following web site: www.computershare.com/proxy

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than Management Proxyholders named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER   HOLDER ACCOUNT NUMBER   ACCESS NUMBER

Appointment of Proxyholder

The undersigned "Registered Shareholder" of Imperial Metals Corporation hereby appoints: J. Brian Kynoch, President of the Company, or failing this person, Andre H. Deepwell, Chief Financial Officer and Corporate Secretary of the Company,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Imperial Metals Corporation to be held at Computershare Investor Services, 3rd. Floor, 510 Burrard Street, Vancouver, British Columbia on Monday, May 8, 2006 at 2:00 PM (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Set Number of Directors

To set the number of Directors of the Company at four (4).

For ☐ Against ☐

2. Election of Directors

	For	Withhold
01. J. Brian Kynoch	☐	☐
02. Pierre Lebel	☐	☐
03. Larry G.J. Moeller	☐	☐
04. Edward A. Yurkowski	☐	☐

3. Appointment of Auditors

To appoint Deloitte & Touche LLP, as Auditors of the Company at a remuneration to be fixed by the Directors.

For ☐ Withhold ☐

4. Stock Option Plan

To pass a resolution approving the Stock Option Plan (2005) of the Company as described in the accompanying Information Circular.

For ☐ Against ☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

/ /

0 1 2 7 6 2 A R 0 I I R Q

82-34714

SEC MAIL PROCESSING
RECEIVED
JUN 12 2006
WASH, D.C. 199 SECTION

RECEIVED
2006 JUN 12 P 3:06
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Imperial Metals

Annual Information Form

March 20, 2006

TABLE OF CONTENTS

CORPORATE STRUCTURE

Name, Address & Incorporation

Imperial Metals Corporation (*"Imperial"* or the *"Company"*) was incorporated under the *Company Act* (British Columbia) on December 6, 2001 under the name IMI Imperial Metals Inc. The Company changed its name to Imperial Metals Corporation on April 10, 2002.

Imperial maintains its head and registered at:

200 – 580 Hornby Street
Vancouver, British Columbia, Canada V6C 3B6
Telephone: 604.669.8959 / Facsimile: 604.687.4030
Email: info@imperialmetals.com / Website: imperialmetals.com

Inter Corporate Relationships

	Jurisdiction of Incorporation	% Voting Shares Owned by Imperial
Mount Polley Mining Corporation	British Columbia	100%
Huckleberry Mines Ltd.	British Columbia	50%
Sterling Gold Mining Corporation	Delaware	100%

GENERAL DEVELOPMENT OF THE BUSINESS

History

In April 2002 IEI Energy Inc., formerly Imperial Metals Corporation (*"Old Imperial"*), was reorganized under a Plan of Arrangement (the *"Plan"*) pursuant to the *Company Act* (British Columbia) and the *Companies' Creditors Arrangement Act* (Canada). The Plan was approved by the creditors and shareholders of Old Imperial on March 7, 2002 and by the Supreme Court of British Columbia on March 8, 2002, and implemented in April 2002.

Under the Plan, Old Imperial divided its operations into two distinct businesses, one focused on oil and natural gas and the other focused on mining. Old Imperial retained all existing oil and natural gas and investment assets, and was subsequently renamed IEI Energy Inc. In February 2003, IEI Energy Inc. underwent an amalgamation and is now Rider Resources Ltd. All of Old Imperial's mining assets, including the name *Imperial Metals Corporation*, were transferred to a new company, renamed *Imperial Metals Corporation*, and listed for trading on the Toronto Stock Exchange on April 25, 2002 under the symbol "III".

Imperial had no operations prior to January 1, 2002.

Imperial maintains a balanced approach to exploration and development of its mineral projects. The Company began 2003 with $1.2 million received from the sale of the Silvertip project in 2002. During 2003 Imperial completed three financings netting the treasury in excess of $12 million. In February a fully subscribed rights offering was completed raising net proceeds of $1,250,000 from the issuance of 3,942,353 common shares at $0.35 per common share. In August a fully subscribed non-brokered private placement was completed raising net proceeds of $1,465,000 from the issuance of 3 million flow through common shares at $0.50 per common share. And in December a $10.0 million bought deal private placement financing was completed, netting the treasury $9,287,000. A total of 2,353,000 units at $4.25 per unit were sold, each unit consisting of one common share and one half warrant. The proceeds were allocated for exploration at the Company's Mount Polley and Sterling properties, and for general working capital purposes.

On December 1, 2003 the management of the Huckleberry mine was transferred from Imperial to Huckleberry Mines Ltd. ("*Huckleberry*"), the joint venture company in which Imperial retains a 50% equity ownership. This restructuring allowed Imperial to deconsolidate Huckleberry's debt, significantly improving the Company's balance sheet. Imperial continues to have significant influence on Huckleberry, acting in an advisory capacity on mine business.

In 2004 the Company followed up on the 2003 exploration results at Mount Polley with extensive drilling at the Northeast Zone. By mid 2004 the higher copper price and expanding resources prompted the Company to prepare a technical report on the feasibility of reopening the Mount Polley mine. On the basis of this report the board of directors approved the restart of the mine as soon as possible. The balance of the year was focused on acquiring additional mobile mining equipment, refurbishing and preparing the mine and mill for restart, and building a tailings dam, as well as a road to access the new pit.

Throughout 2004 exploration activities continued to expand the resources at Mount Polley. In order to finance these expenditures the Company completed a bought deal financing and non brokered private placement in October 2004 raising net proceeds of $15.6 million, of which $6.3 million was in the form of flow through shares earmarked for further exploration at Mount Polley.

In March 2005, the Company's wholly owned Mount Polley mine restarted operations after having been on care and maintenance since September 2001 due to worldwide low metal prices. In March a $20 million convertible debenture financing was completed to support the restart of the Mount Polley mine, In May, a working capital facility of $14.5 million was completed, which bears interest at 8% per annum and is secured by a floating charge on all the assets of the Company plus a guarantee by the Company's wholly owned subsidiary, Mount Polley Mining Corporation. The term of this facility ends on June 30, 2006 and is extendable at the option of the lenders. In consideration of the facility, the lenders have been granted warrants to purchase 1,935,750 common shares of Imperial at $6.00 per share for a period of 24 months.

In May 2005 a new director, Ed Yurkowski was appointed to Imperial's board upon the retirement of long time director K. Peter Geib. In November, Don Parsons was appointed to the new position of Vice President Operations.

Subsequent to 2005, the Company completed a $6.5 million non-brokered private placement, net proceeds of which will be directed to exploration and development at Sterling. A total of 1 million common shares were issued at a price of $6.50, subject to a four month hold period.

Significant Acquisitions

There were no significant corporate or property acquisitions or dispositions during 2005.

DESCRIPTION OF THE BUSINESS

General

Imperial Metals Corporation is a Canadian mining company active in the acquisition, exploration, development, mining and production of base and precious metals. Producing assets are a 100% interest in the Mount Polley open pit copper/gold mine in central British Columbia and a 50% interest in the Huckleberry open pit copper/molybdenum mine in west-central British Columbia. The principal market for the copper/gold concentrates and copper concentrates is Asia. The concentrates from the Mount Polley mine are trucked to a facility in the Port of Vancouver and shipped to overseas smelters, or sent via rail to smelters in North America. The molybdenum concentrates from the Huckleberry mine are transported by land to buyers for export to Europe.

Competitive Conditions

Copper started to increase in the second half of 2003 and continued to rise during 2004, 2005 and into 2006 to a nine year high. The 2005 average copper price was US$1.66/lb up from US$1.30/lb in 2004. Copper prices are expected to remain at levels above the 2005 average providing an increase in revenues to the Company. Gold prices continue to fluctuate in a range that is also markedly higher than 2004. Offsetting these trends to higher long term metal prices is an increase in the value of the CDN Dollar versus the US Dollar which has reduced the impact on revenues. The Company sells its production in US Dollars and therefore increases in the value of the CDN Dollar versus the US Dollar reduces revenue in CDN Dollars. However, the increase in the CDN Dollar benefits the Company as some of its and the majority of Huckleberry's long term debt is denominated in US Dollars.

Environmental Protection

Environmental legislation affects nearly all aspects of the Company's operations. Compliance with environmental legislation, regulations and the conditions of the permits required at a mining operation is a priority and an integral part of all Imperial's mining operations. Planning for the ultimate reclamation of a site is a key component on all the mine designs, and where possible, reclamation is staged and is conducted in conjunction with mining operations. In all the jurisdictions the Company operates in, bonding of the activities required to reclaim land disturbed by exploration and mining operations is required by government authorities, and these bonds are put in place as required prior to beginning operations.

Employees

Imperial and its consolidated subsidiaries currently employ 315 people.

Forward-Looking Statements

The information contained within this Annual Information Form is based on a review of the Company's operations, financial position and plans for the future based on facts and circumstances as of March 20, 2006. Except for statements of fact relating to the Company certain information contained herein constitutes forward looking statements. Forward looking statements are based on the opinions, plans and estimates of management at the date the statements are made and are subject to a variety of risks, uncertainties and other factors that could cause the actual results to differ materially from those projected by such statements.

Risk Factors

A description of the Company's risk factors are herein incorporated by reference from the Management and Discussion Analysis ("*MD&A*") in Imperial's 2005 Annual Report, which was filed March 30, 2006 on the System for Electronic Document Analysis and Retrieval ("*SEDAR* "). The 2005 Annual Report is accessible on the SEDAR website (*www.sedar.com*) and on the Company's website (*www.imperialmetals.com*). The Company undertakes no obligation to update forward looking statements if circumstances or management's estimates, plans or opinions should change. The reader is cautioned not to place undue reliance on forward looking statements.

MINERAL PROJECTS

Mount Polley Property and Mine

Description and Location

The wholly owned Mount Polley open pit copper-gold mine is Imperial's principal mineral property. It is owned by Mount Polley Mining Corporation ("*MPMC*"), a wholly owned subsidiary of Imperial. The property is located in south-central British Columbia, 56 kilometres northeast of Williams Lake.

Mount Polley is an alkalic porphyry copper gold deposit. The principal copper-bearing mineral is chalcopyrite but other copper minerals are present, including bornite, malachite, chrysocolla, and azurite. Gold is present principally as inclusions in copper sulphide and as free liberated grains.

As at the date of this document, the Mount Polley property consists of 48 mineral claims, covering 18,933 hectares. This includes three mining leases; tenure's 345731, 410495 and 524068, which expire August 22, 2026, September 29, 2034 and December 19, 2035, respectively. The property map on page 7A identifies the Mount Polley claims, mineralized zones, waste dumps and tailings pond.

All environmental issues have been addressed and permits are in place for mining and processing activities for the Bell, Springer, Wight and Southeast pits.

Following the discovery of the Northeast Zone in August 2003, a feasibility study was undertaken by the Company. The 2004 Mount Polley Feasibility Study (the *"2004 MP Feasibility"*) was filed on SEDAR August 5, 2004 (*www.sedar.com*) and is also accessible on the Company's website entitled 43-101 Technical Report (*www.imperialmetals.com*).

The 2004 MP Feasibility, herein incorporated by reference, included an updated ore reserve statement and a new mining plan, and confirmed the viability of restarting operations at Mount Polley mine. In October 2004 a mining permit amendment was granted to include mining of the Northeast Zone. A mining permit amendment and a mining lease were granted for mining activities in the Wight Pit area (within the Northeast Zone) and mining began in early 2005. A number of studies by outside consultants were completed during the preparation of the permit amendment application; an acid rock drainage, metal leaching study of the rocks and an archaeological review of the pits, access and overburden storage areas was performed with nothing of interest noted. A soil survey of these same areas was performed and a Wildlife and Species at Risk review was accomplished with no issues noted. Approval was been received and a new mining lease established to facilitate production from the Southeast Zone pit.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Mount Polley mine is located in south-central British Columbia, eight kilometres southwest of the village of Likely and 56 kilometres northeast of Williams Lake, on NTS Mapsheet 93A/12 at latitude 52° 33' N and longitude 121° 38' W. Road access from Williams Lake is 15 kilometers southeast on Highway 97 to 150 Mile House, 76 kilometres north on the Likely Highway past Morehead Lake, and then 12 kilometres south on the unpaved Bootjack Forest Access Road to the mine site. Other forestry and mining roads afford good access to most of the property. Travel time from Williams Lake is approximately 75 minutes.



590000
595000
5825000
5820000
Bootjack Service Road
207244
392620
206452
407182
407181
412819
Wight
D.L. 13103
410495
204473
206452
D.L. 12980
345731
Bell
Springer
206450
Cariboo
340019
Mill
POLLEY LAKE
514047
BOOTJACK LAKE
Southeast
D.L. 13120 & 13157
524068
501124
514044
411010
204475
514039
Tailings Pond
Mount Polley Property
Mount Polley Claims
Mineralized Zones
Waste Dumps
0 250 500 1,000 1,500 2,000 Meters
DATE 12/31/2005

The property sits near the eastern edge of the Fraser Plateau physiographic sub-division which is characterized by rolling topography and moderate relief. Elevations range from 920 metres at Polley Lake to 1,266 metres at the summit of Mount Polley.

Forest cover consists of Red Cedar, Douglas Fir and sub-alpine Fir, with lesser Black Cottonwood, Trembling Aspen and Paper Birch. Much of the area has been clear-cut by commercial logging. Mean monthly temperatures range from 13.7°C in July to –10.7° in January. Precipitation averages 755 mm with 300 mm falling as snow.

History

The Mount Polley deposit was first discovered during follow-up prospecting of an aero magnetic anomaly highlighted on a government aeromagnetic map sheet issued in 1963. Mastodon Highland Bell Mines Limited and Leitch Gold Mines first staked claims in 1964. In 1966 the two companies merged to form Cariboo-Bell Copper Mines Limited. The property was mapped, soil and geochemical surveys, and air-borne and ground-bases geophysical surveys were conducted. Bulldozer trenching and drilling followed.

In 1969 Teck Corporation assumed control of Cariboo-Bell. From 1966 to 1972 a total of 18,341 metres of core drilling and 8,553 metres of percussion drilling was completed in 215 holes. In 1970 magnetic, seismic and IP (induced polarization) surveys were conducted. Teck continued to work the property in 1972, 1973 and 1975. In 1978, Highland Crow Resources, an affiliate of Teck, acquired control. In 1979 Teck completed six percussion holes for 354 metres.

In 1981 E&B Explorations Inc. optioned the property from Highland Crow and completed 1,746 metres of core drilling, 1,295 metres of rotary drilling, and soil geochemical and ground control surveys. In 1982 E&B acquired a 100% interest and continued to work the property with joint venture partners Geomex Partnerships and Old Imperial. From 1982 to 1987 E&B completed soil geochemistry, magnetic, VLF-EM and IP surveys, geological mapping, 3,585 metres of core drilling and 4,026 metres of reverse circulation drilling.

In 1987 Old Imperial merged with Geomex Partnerships and purchased the remaining interest in the property from Homestake Canada and others. E&B had merged with Mascot Gold Mines, which subsequently merged with Corona Corporation, and finally became Homestake Canada. During the period 1988 to 1990, Old Imperial conducted a comprehensive exploration program consisting of 238 core holes totaling 27,566 metres, the collection of 6 bulk samples from surface trenches totaling 130 tonnes, geological mapping and IP surveys. In 1990 Wright Engineers completed a positive feasibility study (the "*Wright Feasibility*") based on a 5 million tonne per year plant which incorporated new ore reserve calculations, metallurgical testing, geotechnical evaluations and environmental impact assessments.

In 1994 Gibraltar Mines Ltd., under an option agreement with Old Imperial, drilled 7 core holes for 1,216 metres. Upon evaluation of the project, Gibraltar declined further participation. Old Imperial increased its interest in Mount Polley to 100%.

In 1995 MPMC drilled 5 core holes for 884 metres to be used for metallurgical test work. A total of 11 core holes for 1,773 metres tested on-site exploration targets outside the proposed pit limits, including the Kay Lake Basin area and the Road Zone. And 7 rotary holes for 932 metres were drilled to source and monitor groundwater near the mill and between the pits and adjacent lakes. These holes were also logged and assayed. A soil geochemistry survey was conducted over a six line-kilometre grid. In 1996 a total of 7 core holes for 992 metres were drilled in areas peripheral to the proposed pits, such as the Road Zone, the Northwest Zone and the S Zone. Lithogeochemical samples were collected from road cuts and new bedrock exposures.

Old Imperial merged with Bethlehem Resources Corporation in 1995. Subsequently Old Imperial completed an update of the Wright Feasibility and a loan financing (the "*Sumitomo Loan Agreement*") was arranged with Sumitomo Corporation ("*Sumitomo*") through a joint venture with SC Minerals Canada Ltd., which culminated in the formation of *MPMC* in April 1996.

In May 1996 construction of the Mount Polley 18,000 tonne per day mine and milling facility began. Construction was completed in June 1997. The estimated cost was $123.5 million with a 17 month construction time. The project was completed under budget and ahead of schedule, costing $115 million and 12 months to completion. The plant start-up and commissioning occurred in late June, with the plant rising towards design capacity by the end of 1997. Completion under the terms of the *Sumitomo Loan Agreement* was achieved by December 9, 1997.

Exploration in 1997 included drilling of 15 core holes for 1,614 metres to define the margins of the Cariboo pit, and drilling of 17 percussion holes for 702 metres to provide better ore definition for mine planning. Surface and pit wall geological mapping east of and in the Cariboo pit were conducted concurrently. Three water well holes for 351 metres were drilled to provide source water for milling and mining operations. Rock chip samples from new road cuts were collected and analyzed.

During 1998 a total of 9 core holes for 1,993 metres were drilled within and along the margins of the Cariboo pit. These holes were designed to prove continuity of mineralization to depth, to determine the orientation of mineralization, to provide definition in under-drilled areas and to determine rock quality for pit design. Core from previously drilled holes within the Cariboo pit area was relogged and reinterpreted.

In 1999 a total of 33 percussion holes for 1,385 metres and 18 core holes for 4,067 metres were completed. The percussion holes tested for near-surface ore reserves southeast of the Cariboo pit. The core holes were drilled in the Bell Pit area to test for mineralization to the north and east and to depth, in the Cariboo pit to test high-grade mineralization at the south end of the pit, and to test targets south of the Cariboo pit that resulted in the discovery of the C2 Zone. Core from previously drilled holes within the Bell pit and Cariboo pit areas was relogged and reinterpreted. The surface geology of the Bell pit area was mapped.

In 2000 a total of 226 percussion holes for 10,653 metres and 26 core holes of 4,875 metres were completed. The areas which received work were the 207, Bell, C2, Cariboo, MP-071, Road, Rad, Southeast and Springer. The drilling was successful in defining previously discovered copper-gold mineralization in the C2, 207 and Southeast zones, and in discovering high grade copper mineralization north of the proposed Springer pit.

In December 2000 Old Imperial acquired Sumitomo's 47.5% interest in the Mount Polley mine for $4.5 million cash, increasing Old Imperial's interest to 100%. The transaction also involved the restructuring of the outstanding debt under the Sumitomo Loan Agreement which was converted to a $7 million non-recourse and non-interest bearing loan, repayable over a period of up to 10 years at a maximum rate each year of 10 monthly payments of $116,667 each, conditional on the Mount Polley mine continuing to operate.

In 2001 a total of 170 percussion holes for 9,421 metres and 41 core holes of 6,696 metres were completed. The areas which received work were the Bell, Cariboo, Springer, and North Springer Zone. The drilling was successful in discovering and defining new high grade copper-gold mineralization in the

North Springer Zone. The 2001 drilling also helped infill the gaps in the central and south Springer. A majority of the Springer drill cuttings from these zones were used for metallurgical test work. Mining operations continued until September 2001 at which time operations were suspended due to low metal prices. No new drilling occurred until after the Northeast Zone discovery in August 2003.

Geological Setting

Mount Polley is an alkalic porphyry copper-gold deposit. The deposit is hosted within the Polley Stock, a northwesterly, elongated stock approximately 5 kilometres long that occurs between Bootjack and Polley lakes. The stock is a multi-phase pluton with a composition ranging from diorite through monzonite to porphyritic monzonite.

The orebodies consist of volcanic and hydrothermal breccias as well as porphyritic dikes related to monzonitic intrusions. The core of the system consists of the Cariboo, Bell and Springer deposits, which are separated by the north-northwest striking Polley Fault. This fault separates mineralization into two sub-areas, the Central orebody and the West orebody. The Central area has been subdivided into the Cariboo, Bell, and C2/207 zones. The West area includes the South and Central Springer and the Springer North Extension Zone. A smaller deposit southeast of the Cariboo pit, known as the Southeast Zone, was identified in 2000-2001. Each zone has distinctive characteristics of mineralization, alteration and oxidation which affect their milling and metallurgical response.

Exploration

In August 2003 during prospecting north of the Bell pit, a new copper-gold zone was discovered. The Northeast Zone discovery is approximately 1.5 kilometres northeast from the partially mined Bell pit, near the northern boundary of the Polley Stock with the Nicola Group volcanics.

Trenching and drilling revealed a hydrothermal breccia over a 450 metre strike length. The breccia is structurally well prepared and features an overprinting of potassic and carbonate alteration. It is distinguished from known breccia-hosted copper-gold deposits at Mount Polley by a higher copper to gold ratio, higher silver and bornite content, lower magnetite, as well as higher copper grade.

During 2003/2004 a total of 18 holes were drilled in the Springer Zone, concentrating on developing the deep part of the South Springer. The new drilling showed the existence of a much larger and higher-grade zone in this area. The Bell Zone was also drilled in 2003/2004 with 30 new holes completed. This drilling concentrated on defining the high grade core of the zone.

During the 2005 exploration program, a total of 99 holes for 39, 822 metres were completed. Drilling in the Southeast Zone, located one kilometer southeast of the mill complex, outlined an additional source of mill feed with a high gold to copper ratio and a low stripping ratio to blend with high grade copper ore from the Wight Pit within the Northeast Zone. Mining activities on upper benches at the Bell pit encountered more mineralization than predicated by the Block Model (the Block Model is referenced in the reserve and resource estimate for Mount Polley, disseminated in the Company's January 23, 2006 News Release available on the Company's website (*www.imperialmetals.com*) and also on SEDAR (*www.sedar.com*).

Diamond drilling in the south and east portions of the Bell pit checked the extent of the additional mineralization. Intensely mineralized intersections at the Northeast Zone confirmed the presence of a significantly higher grade zone within this zone called the Green Zone, which could be amenable to underground mining. Exploration drilling near the Pond Zone, a previously untested copper oxide showing located one kilometre south of the mill, resulted in a discovery intersection of 51.3 metres grading 0.88% copper, 0.66 g/t gold and 11.57 g/t silver. Discovery hole PZ05-01 is one of four holes completed to test the lateral and depth extent of the Pond Zone. The first stage of drilling at the 92 Zone, located 200 metres beyond the northern most mineralized intercept of the Northeast Zone confirmed the continuation of the zone northward underneath the volcanic cover.

In mid-2005, exploration emphasis shifted from definition drilling to property wide exploration that focused on the discovery of additional mineralized zones. The program, which included mapping, prospecting, till and whole rock geochemical sampling and percussion drilling, outlined several new zones of mineralization thought to be highly prospective.

Diamond drilling in 2006 will test the target areas: Tall Fir, Wagon Wheel, Ace, Pond, Southeast, Area 9, North Slope, 71, Skid, Boundary, Knob East, Junction and the Wayne Zone. The Tall Fir Zone shows potential to host a sizeable body of gold-copper mineralization. Resource modelling and mine planning have been initiated on the Wagon Wheel Zone with the intention of providing a new source of mill feed less than 300 metres form the crusher. The exploration program is conducted under the direction of Patrick McAndless, Vice President Exploration and Stephen Robertson, Senior Geologist. A full quality assurance and quality control ("*QA/QC*") program using blanks, standards and duplicates is maintained for all samples submitted to the lab.

Mineralization

There are four main phases of faulting in the Polley deposit. All are post mineralization, creating separate, mostly vertical, faulted blocks of copper/gold rich breccia. These structures form most of the in pit *ore type* boundaries.

<u>Cariboo Pit</u>
The Cariboo pit was mined out as of September of 2001. In general, high-grade feed from the Cariboo consisted of pink, potassically altered breccia. Clasts within the breccia are angular and of varying lithology, ranging from black, fine-grained volcanic to grey, porphyritic intrusive; the matrix is medium-grained plagioclase porphyry monzonite. Plagioclase phenocrysts in the matrix are strongly clay-altered and are texturally similar to those in the grey, unaltered plagioclase porphyry to the south of the pit. Veins and veinlets of calcite, epidote, actinolite and microcline, present throughout the breccia, and were more abundant in more strongly mineralized rock.

Magnetite content within the breccia matrix was found to be highly variable depending on location and correlated strongly with copper and gold grades. Very high-grade (Cu-Au) magnetite pipes occurred in the South and East Lobe zones; these pipes were mistaken as supergene mineralization in the early stages of exploration.

Copper mineralization occurred mostly as disseminated chalcopyrite. Minor chalcopyrite also occurred in fractures and veinlets. Minor bornite and trace quantities of covellite, chalcocite and digenite were present in more strongly altered rock. Copper oxides (true oxides, carbonates and silicates) were present in varying quantities throughout the pit. Malachite/azurite occurred as powdery fracture-fill. Chrysocolla occurred in fractures, veinlets, and as blebs, and was most abundant only in a structurally controlled zone in the center of the pit.

Bell Zone

The Bell pit is separated from the Cariboo by an unmineralized, fault-bounded, section of monzonite. Mineralization occurs as fine to coarse disseminated, and veined chalcopyrite. Other minor copper sulfides including bornite, chalcocite, covellite and digenite also occur. It has a low oxide to total copper ratio of 2% to 10 %. Chrysocolla is rare to absent. Most of the higher grade mineralization occurs along the west wall diorite contact. This higher grade mineralization dips steeply to the east, and was, at the completion of mining in 2001, exposed on the 1120 bench floor.

Pyrite occurs (0.5% to 2%) along fractures in the north/central area of the pit, where the breccia is adjacent to a small block of fault bounded volcanic andesite. This elevated pyrite affected the concentrate grade during mining in 2001. The addition of lime to the mill floatation circuit was helpful in controlling this concentrate problem. The occurrence of this pyrite dropped significantly on the 1130 and 1120 benches of the Bell, and is assumed to no longer pose a problem. The waste rock in the Bell pit is composed of approximately 50% diorite, 25% monzonite/plagioclase porphyry monzonite, 20% volcanic and 5% green AP dyke.

The Bell Pit was mined to the 1120 bench at the time of closure in September of 2001. The 1130 bench yielded 129,000 tonnes at 0.50% copper, 0.40 g/t gold at 5.0% copper oxide ratio, and the 1120 bench yielded 47,000 tonnes at 0.87% copper, 0.62 g/t gold at 3.5% oxide ratio.

Springer Pit

A 73,000 tonne sample of highly oxidized copper mineralization was mined and test milled from the 1170/60 elevation of the Upper South Springer in September 2001. This sample was used to test the recovery and milling characteristics of this type of high copper oxide mineralization using the existing mill. The sample had a head grade of 0.37% copper and 0.58 g/t gold with a 70% copper oxide ratio. The recovery of copper from this test was only 16.4% however, the gold recovery was 67.3% showing that gold recovery is largely independent from the oxide copper content. [note: copper oxide ratio = copper oxide assay in % / total copper assay in %]

In general, high-grade feed from the Springer pit will consist of pink, potassically altered breccia similar to the Cariboo. Clasts within the breccia are angular and of varying lithology, ranging from black, fine-grained volcanic, to grey porphyritic intrusive. The matrix is composed of medium-grained plagioclase porphyry monzonite. Plagioclase phenocrysts in the matrix are strongly clay-altered, and are texturally similar to those in the grey, unaltered plagioclase porphyry to the south of the pit. Veins and veinlets of calcite, epidote, actinolite and microcline, present throughout the breccia, and are more abundant in strongly mineralized areas.

Magnetite content within the breccia matrix will also be similar to the Cariboo ore, which was found to be highly variable depending on location and correlated strongly with copper and gold grades. The high-grade (Cu-Au) magnetite pipes that occurred in the South and East Lobe zones of the Cariboo do not seem, from studying the drill core, to be present in the Springer. However, these pipes were never originally identified in the Cariboo pit, so they may be present in the Springer.

Copper mineralization occurs mostly as disseminated veined and blebbed chalcopyrite. Minor bornite and trace quantities of covellite, chalcocite and digenite are also present. Copper oxides (true oxides, carbonates and silicates) are present in varying quantities throughout the pit, depending on the zone. Malachite/azurite occurred as powdery fracture-fill. Chrysocolla occurs in fractures and veinlets and as blebs to 2 cm and will only be abundant in the upper part of the South Springer.

Ore in the Springer pit can be divided into four distinct zones: Upper South Springer; Lower (Deep) South Springer; Central Springer; and the Springer North Extension.

1. The Upper South Springer ore has a moderate to very high, oxide copper to total copper ratio of 20 to 70%. The test run of this ore, in October 2001, found it to be soft and easy to mill. Total copper mineralization will be comprised of 10 to 30% Chrysocolla, with azurite and malachite making up most of the rest of the oxide copper content. The sulphide portion of the ore consists mostly of fine-grained chalcopyrite. Ore control in this zone will be highly sensitive to metal prices and milling procedures. The ore will have a moderate magnetite content.

2. The Lower (Deep) South Springer is separated from the Upper zone by a series shallow east-dipping faults. This ore has a low copper oxide content, 3 to15%, with Chrysocolla rare to absent. The ore will be moderately hard, similar to the South Cariboo. The copper mineralization will consist mostly of fine to medium grained disseminated chalcopyrite, with rare veinlets and blebs of chalcopyrite. Like all other high grade zones in the Polley deposit minor quantities of bornite, chalcocite, covellite and digenite also occur. New drilling in this zone in 2004 has shown it to be a much larger zone and at a higher copper grade than previously thought. Drilling in this area is still on going.

3. The Central Springer zone has high grade core fault bounded on the east and west by two steeply deeply structures. Low-grade mineralization exists on both sides, away from the zone. Copper mineralization consists mostly of fine to medium grained chalcopyrite. The ore will be moderately hard similar to the ore mined in the lower South Cariboo in 2001. The zone has a typical copper oxide ratio of 5 to 25%. Chrysocolla is rare to absent in the core.

4. The Springer North Extension ore is typically hard with similar milling characteristics as the Bell pit ore. The high grade core of this zone has a fine grained grey brecciated matrix. The copper mineralization consist of fine grained chalcopyrite, with minor bornite, other copper sulfides are rare. Due to surface weathering the top 10 to 30 meters has a high copper oxide (30 to 50%), mostly malachite. Below 30 metres the zone has a low oxide to total copper ratio of 2 to 10 %. Like the Central zone, this high grade core is fault bounded on the east and west by two steeply deeply structures. Low-grade mineralization exists on both sides, away from the zone. Chrysocolla is rare to absent below 30 metres.

The waste rock in the Springer pit is composed of approximately 55% monzonite/plagioclase porphyry monzonite, 40% diorite, and 5% green AP dyke.

<u>C2 Zone</u>

The C2 zone is located 60 metres south of the Cariboo pit. The old Cariboo pit access ramp runs over the deposit. The 207 zone is just to the east of the C2 zone. The C2 mineralization is hosted within potassically-altered, magnetite rich, monzonitic breccia. Non-sulphide copper mineralization consists of 40 to 60% chrysocolla, with azurite and malachite making up the rest of the oxide copper content. The sulphide portion of the ore consists mostly of fine-grained chalcopyrite. It forms a discontinuous thin body, running along strike with the Polley Fault, with the same easterly dip. This body is limited to the north by the C2 fault and by a similarly trending unnamed fault to the south. Oxidation is very strong near surface and adjacent to the Polley Fault. The 207 zone is separated from the C2 by several blocks of unmineralized porphyritic monzonite. The mineralization is similar to the C2 zone, but the ore body is much less continuous and is faulted into a series of thin east-dipping strips. The waste rock in the combined C2/207 zone is composed of approximately 60% monzonite/plagioclase porphyry monzonite, 35% poorly mineralized intrusive breccia, and 5% green AP (augite porphyry) dyke.

The high overall copper oxide ratio originally made the C2 zone uneconomic. However, recent experiments with oxide leaching and encouraging drilling results in 2005-2006 has prompted a review of the zone's potential, especially as it is situated within 300 metres of the crusher. The drilling (percussion and core) was focused in a sub-area of the C2 zone called the Wagon Wheel, where highly altered, magnetite-cemented hydrothermal breccia hosts high-grade copper and gold. The drilling indicates a roughly tabular gold-rich mineralized zone trending and gently plunging north towards the Cariboo Pit, where it may connect with the 207 Zone. Step-out and infill drilling will attempt to expand the Wagon Wheel and move the C2/207 Zone towards profitable development.

Southeast Zone

The Southeast zone is situated 1.4 kilometres southeast of the Cariboo pit. It is an area of monzonite diking, hydrothermal breccias and mineralization, which developed at the contact between the Mount Polley intrusive rocks to the west, and more mafic, basaltic-andesitic rocks to the east. The breccias are a mixture of polymictic fragmental breccias and relatively monomictic jigsaw-fit breccias. The fragmental type consists of round to subangular clasts of monzonite, darker, fine-grained basalt-andesite or microdiorite, and lesser K-feldspar-phyric monzonite. These breccias are clast-supported and cemented by albite, magnetite, minor K-feldspar and epidote, and rare calcite. There is minor rock flour. Pyrite and chalcopyrite occur disseminated in the cement-matrix, in open-space or vein fillings, and in veinlets extending into the clasts or surrounding coherent (non-brecciated) rock. Sulfides also occur in jigsaw-breccias, associated with fracture or veinlet-controlled alteration in the basalt-andesite, and to a lesser extent in monzonite breccia. Propylitic alteration, particularly disseminated epidote and pyrite, is a feature of the Southeast Zone. Compared to other deposits at Mount Polley, K-feldspar alteration is generally weaker here, occurring in patchy zones and fracture haloes. The mineralization is not oxidized below a few metres from surface.

Mapping and 2005 drilling has shown that the monzonitic dikes are pre-mineralization, trend NW-SE and dip steeply east. Breccias tend to form discontinuous tabular bodies along dike contacts, and were probably controlled by hydrothermal fluid channeling along the same trend. Mineralization is strongest in the highly permeable polymictic breccias, followed by brecciated basalt-andesite, and least in brecciated monzonite. The gold-copper ratio is generally higher than in most other Mount Polley deposits, at between 1 and 4 (g/t vs. %). Gold (and silver) is closely correlated with chalcopyrite, although there are a few gold-only zones, with the gold possibly associated with pyrite or epidote. Molybdenite is sporadic in the Southeast Zone, mainly in the south where copper and gold grades weaken. Like chalcopyrite, molybdenite occurs in albite veins, and locally accompanies pyrite and chalcopyrite.

Drilling has determined that the mineralization extends much deeper than had been outlined in earlier programs, i.e. to about 500 m depth. The deposit has an inverted conical shape, with its axis plunging steeply ESE, and is still partly open.

Northeast Zone

Northeast Zone ore is distinctly higher grade than other Mount Polley deposits, and consists of coarser grained copper sulfides than the Cariboo, Bell or Springer ores. The average copper grade in this zone is 0.8 to 1.0%, which is approximately three times higher than the other zones.

Mineralization occurs in polymictic, magmatic-hydrothermal breccia with a rock flour matrix, and to a lesser degree in brecciated monzonite. The breccias are cut by pre- and post-mineral porphyritic dikes, which are generally unmineralized. Ore-waste contacts are relatively sharp in the east, and more gradational in the west.

Alteration is less texturally destructive than in the core of the Mount Polley system. Potassic alteration is the most characteristic and widespread but the intensity varies and does not necessarily correlate with copper-gold grades. Secondary magnetite is present in minor blebs and veinlets, although it does not correlate with mineralization, possibly because it was replaced by copper sulphides during mineralization. Calcite veining is universally present in mineralized and unmineralized rocks, in addition to a strong, finely disseminated carbonate overprint. Garnet alteration occurs in monzonitic rocks around the orebody but is uncommon within it. Very minor clay alteration is restricted to fractured or sheared albite veins. A 'gypsum-line' was noted in several drill holes, marking the appearance of veins of clear grey gypsum.

Chalcopyrite is the dominant copper mineral, typically associated with zones of mild to intense crackle brecciation. It is generally disseminated and blebby, and occurs in the breccia matrix, along clast boundaries or pooled between clasts, and in veins ranging from hairline fractures to veins several centimetres thick. Bornite accompanies chalcopyrite in the high-grade core of the ore body, where assays obtained from drill core can reach over 5% copper. Bornite frequently rims chalcopyrite, and locally completely replaces it to the point of being the dominant sulphide. Pyrite is weak to absent in the high-grade mineralization, but increases towards the exterior. Copper minerals in the pre-mineral porphyritic dikes are weakly disseminated or fracture-controlled.

Mineralized breccia near the surface in the Northeast Zone is moderately to strongly oxidized for up to 10 metres, marked by malachite and azurite on rusty fracture surfaces. Generally, however, surface weathering is not deep, and the contribution of oxidized material to the ore is expected to be small.

The margins of the main mineralized zone are quite sharp and structurally controlled. Outside of the zone and to the west, the monzonitic rocks are characterized by disseminated, fine-grained pyrite up to 1 or 2% by visual estimate. Potassium feldspar and calcareous alteration decrease in intensity and a dark green chloritic overprint is typical. Sporadic chalcopyrite accompanies the pyrite for some distance from the main ore body, as isolated veinlets or small blebs. These rocks are expected to characterize most of the Northeast Zone waste material.

Drilling

The Mount Polley claims have been drilled since 1966, and as of January 2006 a total of 1,698 exploration holes have been drilled on the Mount Polley property. Diamond drilling will continue on property wide targets in 2006.

Drill core from exploration drilling (1981 to 2005) is stored on site, in covered core racks. Most of the early drill core from 1966 to 1980 was lost due to vandalism. All core samples from 1981 onwards were collected and stored in wooden boxes. The average core size was NQ2. Each core box holds approximately four metres. The core was logged geotechnically and geologically. Sample intervals are marked off and the core was submitted for cutting. The core was split and one half is sent for analysis and the other half is retained as a geological record or for future test work.

Sampling, Analysis and Security of Samples

Mount Polley core was, in most cases, sampled in their entirety. The usual sample length was 1 to 2.5 metres, visually unmineralized zones were often sampled at 3 to 5 metres. The standard length of 2.5 metres was broken into smaller intervals where major changes in geology, faults, or major changes in mineralization intensity were noted.

The industry standard methods of taking duplicate samples were followed in all recent drilling programs for quality control. The core was first logged geotechnically and geologically, then samples were cut in half with a rock saw. One half of the core was sent for assaying and the other half stored on the property for future reference. The core library is located on the mine site near the administration building. A new core logging facility was built on site in 2003.

All drill core from recent programs (post 1980) were assayed for gold, total copper, copper oxide, silver, and iron. Much of the pre-1980 core was assayed only for total copper. Over the life of the mine, exploration samples were assayed at a number of British Columbia labs.

During the last two years of the mine operations, approximately 75% of the core samples were prepared and analyzed by the on-site mine site laboratory; the remaining 25% of the core was prepared and analyzed by either Bondar Clegg in Vancouver, ALS Chemex in North Vancouver, International Metallurgical and Environmental in Kelowna or R&T Metallurgical Services in Kamloops. All core from 2003, 2004 and the first half of 2005 was assayed at Acme Analytical Laboratories Ltd. in Vancouver. Since June 2005 assaying has been conducted at the mine site lab facility, with check assays performed by Acme.

The quality of assay results was rigorously tested both internally and externally. The Mount Polley mine site laboratory included a standard; a blank and a duplicate sample in each analytical run with a minimum of 10% of all samples submitted to external laboratories for check analyses. Additionally, 5-10% of core samples were submitted as blind duplicates. Original assay certificates and drill logs are stored on site at the mine. A complete report on each year's exploration program was submitted to the BC Ministry of Mines as part of the Annual Property Assessment Report.

Leach Testing

In 2002-2003 Imperial conducted research designed to find leaching techniques that would economically leach the type of copper oxide mineralization found near surface on the Mount Polley property. The work was successful in bench scale tests. Initial testing of highly oxidized material from the Springer pit has shown up to 78% of the acid soluble copper can be recovered in about 110 days of leaching when it is crushed to a half inch. This compares to an expected acid soluble copper recovery of 11% if this material were treated in the existing flotation plant. These preliminary results have prompted Imperial to reevaluate the oxide copper resources at Mount Polley, and reassess some of the outside exploration targets which had been abandoned earlier due to their high oxide copper content. If these targets can be proven to have substantial size, they could be added to the already significant oxide copper mineralization defined in the Springer Zone.

Mineral Resource and Mineral Reserve Estimates

Mount Polley's mineral resource and mineral reserve estimates were updated to include all drilling information available to January 1, 2006. The updated estimates were calculated based on the parameters included in the 2004 MP Feasibility and disseminated in the Company's January 23, 2006 News Release, both documents herein incorporated by reference.

Mount Polley Proven and Probable Reserves – January 1, 2006 Update						
Zone/Pit	Tonnes Ore	Copper %	**Copper (lbs)	Gold g/t	**Gold (oz)	Silver* (oz)
Wight	7,935,000	0.871	152,323,086	0.282	72,040	1,621,772
Bell	6,675,500	0.297	43,768,815	0.316	67,773	n/s
Springer	24,266,000	0.367	196,270,751	0.313	244,458	n/s
Southeast	2,100,402	0.273	12,641,391	0.514	34,710	81,238
Total	40,976,902	0.448	405,004,043	0.318	418,980	1,703,010

* Silver Reserve, contained metal, only significant in the Wight and Southeast pits
** Reserves, contained metal

The ore reserves and resources were calculated and verified by Greg Gillstrom, P.Eng, Geological Engineer, designated as the Qualified Person as defined by National Instrument 43-101. Technical assistance was provided by Art Frye, Manager of Project Development, Imperial Metals Corporation.

Mining Operations

Mining operations at Mount Polley were suspended in September 2001. Prior to the suspension 55.0 million tonnes of material were mined from the Cariboo and Bell pits yielding 27.7 million tonnes of ore grading 0.56 g/t gold and 0.33% copper. The mine continued to segregate low grade material in response to low metal prices. Low grade material was defined as that which is uneconomic at current metal prices, but would be economic at the Wright Feasibility metal prices. At the time of suspension of operations, 2.7 million tonnes of low grade material grading 0.22% copper and 0.31 g/t gold was stockpiled near the crusher. During the mine life a high grade stock pile was used to store production during mill down times. When the mine suspended operations 208,000 tonnes of material grading 0.29% copper and 0.42 g/t gold remained in this stock pile, located across from the crusher.

Past production has been exclusively from open pit mining methods, exploiting two of the four main deposits, the Cariboo and Bell pits. Waste rock was stored in three rock disposal sites; East, North and North Cariboo Backfill. Ledcor Industries Ltd. mined under contract until November 1997, when MPMC assumed operations.

The Cariboo pit, now mined out, was mined from the 1,220 metre to the 1,030 metre benches. The ore reserves were exhausted in September 2001. Waste was hauled to the east rock disposal site and north Cariboo backfill.

The Bell pit was mined on a continuous basis from fall 2000 to suspension of operations in September 2001. Waste was disposed in the north rock disposal site and north Cariboo backfill.

The Springer pit was pioneered in summer 2001. Accesses were built to the starter benches and a 73,000 tonne oxide copper bulk sample was removed for milling and metallurgical recovery tests. Haul road construction included access to the Cariboo pit highwall and the north Cariboo backfill, access to a soil stockpile pad south of the designed Springer pit highwall and an ore haul road to the primary crusher.

Soil that was stripped from the disturbed areas was stored in three major stockpiles located above the East Rock Disposal Site, near the High Grade Stockpile and adjacent to the concentrator.

The 2004 MP Feasibility, herein incorporated by reference, confirmed the viability of restarting operations at the Mount Polley mine. Milling operations restarted on March 8, 2005 following five months of extensive pre-production activities, including access road construction, clearing of the Wight Pit, Bell Pit pre-stripping and mill and site refurbishments.

Imperial's 2005 production was 30 million pounds copper, 30,000 ounces gold and 234,000 ounces silver. Production statistics for 2005 were as follows.

2005 Mount Polley Mine Production (unaudited)	Mar 8-Mar 31	June 30	Sept 30	Dec 31	Year Ended Dec 31
Ore milled (tonnes)	303,223	1,388,464	1,645,376	1,477,020	4,814,083
Ore milled per calendar day (tonnes)	12,634	15,258	17,884	16,055	16,209
Grade % - Copper	0.202	.285	.463	0.449	0.391
Grade g/t - Gold	0.328	.299	.321	0.256	0.295
Recovery % – Copper	51.79	64.95	70.73	82.6	73.1
Recovery % – Gold	57.44	63.61	70.22	69.2	67.1
Copper produced (lbs)	700,743	5,649,920	11,901,540	12,076,569	30,328,771
Gold produced (oz)	1,834	9,670	11,906	8,399	30,635
Silver produced (oz)	303,223	26,494	76,802	97,411	234,355

Mining Method

Past mining was all from open pits, the design included the use of a base fleet of equipment and the utilization of a contractor to make up stripping shortfalls. Contract mining was utilized for the period June 1 to November 14, 1997, after which Mount Polley used its own equipment and manpower for all mining. Mining operations were suspended in September of 2001, with a total of 55.0 million tonnes of material mined from the Cariboo and Bell pits, of which 27.7 million tonnes were ore.

The new 2004 mine plan includes a change to a 12-metre bench height in all pits, rather than the previous ten metre bench height, as a compromise of ore grade control, blast energy distribution using 9 7/8 inch blast holes and muck pile height using P&H 2100 shovels. Ramps have been designed to accommodate double lane haulage traffic using Caterpillar 777 and Caterpillar 785C trucks The primary crusher pocket has capacity to accept material from a 150 tonne truck.

Equipment and supply operating costs used in the Feasibility study were based on data as available from Mount Polley's previous and current operating experience and adjusted for increased fuel prices, power rates and supply prices for parts and consumables. Unit costs for other equipment were obtained from equipment suppliers.

Milling and Metallurgical Process

In the Mount Polley Mill 'run-of-mine' ore, from the open pits, is dumped into the feed pocket of the primary gyratory crusher to reduce the rock to a nominal 200 mm. A hydraulic rock breaker is used to break the oversize material. The crushed ore is discharged onto an apron feeder, which feeds onto a conveyor to the coarse stockpile. Ore is reclaimed from underneath the stockpile by four vibrating feeders and conveyed to a vibrating screen.

In preparation for flotation, ore from the feed stockpile is conveyed to a grinding circuit, consisting of parallel rod mill / ball mill circuits and a pebble mill circuit. Crusher product is first fed to a rod mill, and then to a ball mill. Ball mill discharge is pumped to cyclones, where the coarse particles are separated to return to the ball mill, while the finer particles proceed to the three pebble mills. Cyclones are again used to return oversize material to the mills, while the fines, now at the necessary size for mineral separation, are pumped to the flotation circuit.

The flotation circuit separates the valuable minerals from the waste rock, producing a concentrate. Initial separation is done in a rougher/scavenger circuit, where the waste rock is discarded as tailings, which flows by gravity to the tailings impoundment area. Rougher concentrate is further upgraded in a cleaner circuit to produce the final product. Cleaner tailings are recycled to the rougher/scavenger circuit.

The concentrate is dewatered in two stages. Settling reduces the water content to roughly 35-40 percent, while pressure filtration further reduces it to roughly 8 percent. The water removed is utilized as process water. The concentrate is stored in the load-out building and loaded on to 40 tonne trucks for shipping.

Production Forecast

Planned production for 2006 includes 70.43 million pounds of copper, 48,316 ounces of gold and 483,187 ounces of silver. Total tonnes mined will equal 31.4 million, from which 7.0 million tonnes will be ore. This will give a striping ratio of 3.5:1, with an average feed grade to the mill of 0.53% copper and 0.287 gpt gold.

Production forecasts for the Mount Polley mine are based on the January 2006 updated mineral resource and mineral reserve estimates, herein incorporated by reference to the January 23, 2006 News Release.

Markets and Contracts

As at March 2006, four concentrate sales contracts are in place for Mount Polley copper concentrate. New concentrate sales arrangements are negotiated as product is produced.

Financial Analysis

The 2004 MP Feasibility, herein incorporated by reference, contains financial analysis assumptions.

Mine Life

The mine life schedule detailed in the 2004 MP Feasibility, herein incorporated by reference, has been updated to provide for a mine life of approximately six and three quarter years. This schedule provides delivery of about 20,000 tonnes per day to the mill and required mining at rates of up to 110,000 tpd and milling of the low and high-grade stockpiles. The promising results from the on going drill bode well for extending the mine life.

Huckleberry Mine

Property Description and Location

Imperial's interest in the Huckleberry mine was acquired by Old Imperial in April 1998 as a result of a plan of arrangement with Princeton Mining Corporation. The mine is owned by Huckleberry, and Imperial owns 50% of Huckleberry shares. Ownership of the other 50% of Huckleberry shares is a consortium consisting of Mitsubishi Materials Corporation, Marubeni Corporation, Dowa Mining Co. Ltd. and Furukawa Co. (the "*Japan Group*").

The Huckleberry copper/molybdenum open pit mine processes ore through a SAG/ball mill circuit producing a copper concentrate and a molybdenum concentrate. The copper concentrate is trucked to Stewart for shipment to Japan, and the molybdenum concentrate is trucked to and sold in Vancouver.

The property is located 123 kilometres by road, southwest of Houston in west-central British Columbia. The property consists of a mining lease covering approximately 1,911 hectares and 9 mineral claims comprising a total of 73 units encompassing approximately 1,825 hectares.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Huckleberry property is located southwest of Houston, British Columbia along 123 kilometres of gravel forest service roads and a private access road. The town of Houston is 307 kilometres west of Prince George, 400 kilometres east of Prince Rupert, and is served by Highway 16 and the Canadian National Railway.

The property lies on the southern flank of Huckleberry Mountain, north of Tahtsa Reach on the Nechako Reservoir. The highest point on the property is on Huckleberry Mountain at 1,542 metres and the lowest is Tahtsa Reach at about 860 metres, while the deposits have an average surface elevation of 1,036 metres.

Huckleberry lies between two zones according to the vegetative biogeoclimatic zones in the Prince Rupert Forest Region. The project area is a combination of the sub-boreal spruce zone, moist cold Babine variant and the Englemann Spruce-subalpine fir, moist cold zone. A total of 20 site associations have been identified on site and correlated as much as possible with the biogeoclimatic descriptions in the Prince Rupert Forest Region identification guide.

History

The copper mineralization at Huckleberry was originally discovered by Kennco Explorations (Western) Limited in 1962. In 1972 the property was optioned by Granby Mining Company Ltd. which undertook further drilling and metallurgical test work. The property remained idle until 1975 when Noranda Exploration Company Limited exercised an option and concentrated on the precious metal potential of the property. Noranda's option was dropped and in 1992 New Canamin Resources Ltd. optioned the property from Kennecott Canada. In May 1994 Kennecott elected not to exercise its re-acquisition rights and New Canamin became sole owner of this property.

In July 1995 Princeton Mining Corporation acquired all the shares of New Canamin. A strategic alliance with the Japan Group was established to assist in financing the project. A feasibility study was commissioned by Princeton in early 1995 and completed by H.A. Simons in August 1995 (the

"*Huckleberry Feasibility*"). In June 1996 the Japan Group purchased a 40% equity position in Huckleberry and entered into an agreement to provide project loan financing in the amount of US$60 million based on the positive Huckleberry Feasibility. Mitsubishi Materials Corporation, Dowa Mining Co. Ltd. and Furukawa Co. Ltd. also entered into a long-term contract for the purchase of all copper concentrates from the Huckleberry mine. In addition, the British Columbia government provided financial assistance in the form of a $15 million loan to Huckleberry for infrastructure including roads and power lines.

In November 1997 Princeton and the Japan Group injected an additional $4.5 million of equity into the project. In addition, Marubeni Corporation, one of the members of the Japan Group, provided another US$10 million loan to Huckleberry for working capital purposes. With financing in place the construction of the mine commenced in June 1996. The total cost to construct, install and commission the facilities was approximately $142 million. This included direct field costs of executing the Huckleberry project, plus the indirect costs associated with design, construction and commissioning. The Huckleberry mine started commissioning activities in September 1997 and achieved commercial production in October 1997.

In 1998 Old Imperial acquired the Huckleberry mine as a result of the Plan with Princeton Mining Corporation. Old Imperial held a 60% interest until June 1999 when 10% interest in the Huckleberry Mine was sold to the Japan Group, resulting in Old Imperial owning 50%. In July 1998 the major stakeholders of Huckleberry entered into an economic plan (the "*Huckleberry Mine Economic Plan*) sponsored by the British Columbia Job Protection Commission. The plan was for a period of two years from July 1998 to June 2000. All existing loans were restructured under the Huckleberry Mine Economic Plan.

Copper prices continued to deteriorate and a second loan restructuring agreement was entered into in March 1999, deferring all principal and interest payments during 1999 and providing that the payment of principal and interest in 2000 and 2001 would be dependent on available cash. All deferred principal and interest charges were scheduled for repayment no later than January 1, 2002. Payment was subsequently rescheduled to June 30, 2003 to allow the parties to negotiate a further loan restructuring agreement. As part of the March 1999 loan restructuring agreement, a wholly owned subsidiary of Old Imperial provided a $2.5 million loan facility, ranking ahead of all other loans in respect of the Huckleberry mine except for the Marubeni working capital loan which was repaid in 2000 and ranking equally with the Japan Group Reclamation Bond Letter of Credit.

On December 1, 2003 management of the Huckleberry mine was transferred to Huckleberry. This restructuring allowed Imperial to deconsolidate Huckleberry's debt, significantly improving Imperial's balance sheet. Imperial retains its 50% equity ownership and continues to have significant influence on Huckleberry, acting in an advisory capacity on mine operations. In December 2004 Huckleberry repaid the $2.5 million of senior ranking debt owed to Imperial. Since 1998 Huckleberry had been unable to meet its scheduled obligations for payment of interest and principal on its long term debt and had been operating under a financial restructuring package whereby payments of principal and interest were dependent on available cash.

Until October 2004 Huckleberry had been receiving quarterly extensions of the repayment date from the debt holders (the "*Lenders*"). In October 2004 Huckleberry agreed with its Lenders to amend the repayment terms on its long term debt such that repayments of principal and interest are now dependant on available cash. Huckleberry's income in 2004 increased by $3.6 million as a result of the debt restructuring. Detailed information on the financial position of Huckleberry is contained in Note 4 of the 2005 Annual Report, which is herein incorporated by reference.

Geological Setting

The Huckleberry mineralization is a typical porphyry copper-molybdenum deposit. It is characterized as a calc-alkalic copper-molybdenum type. These deposits are typically hosted in intrusive rocks, usually of granodioritic or quartz monzonitic composition, and in volcanic rocks surrounding intrusives. These deposits are often large, oval, inverse-shaped deposits.

The deposits display multiple zones of hydrothermal alteration and sulphide mineralization. The hydrothermal alteration is usually extensive and consists of an inner potassic zone closely associated with the sulphide mineralization, surrounded by propylitic alteration associated with pyrite. Phyllic and argillic alteration can be either part of the zonal pattern between the potassic and propylitic zones or can be somewhat irregular or tabular younger zones superimposed on older alteration and sulphide assemblages.

Chalcopyrite, bornite, chalcocite, enargite, other copper minerals, molybdenum and pyrite are typically the dominant sulphides. The mineralization is dominantly structurally controlled, mainly through stockworks, veins, vein sets, breccias, disseminations and replacements.

Exploration

Copper mineralization at Huckleberry was first discovered by Kennco Explorations (Western) Limited in 1962 while investigating the source of anomalous stream sediment samples. Copper mineralization was discovered in a small outcrop of granodiorite at the head of the anomalous stream draining into the valley on the south side of Huckleberry Mountain. Kennco conducted geological mapping, soil geochemistry, magnetometer and induced polarization geophysics, trenching and diamond drilling on the Huckleberry property from 1962 to 1972. A total of 3,965 metres of diamond drilling was completed in 29 holes.

The property was optioned in 1972 to Granby Mining Company Ltd. which carried out a diamond drill program consisting of 16,190 metres in 65 holes within the Main Zone deposit. Granby did not exercise its option and the property was returned to Kennco. The property then remained idle until 1988-89 when Noranda Exploration Company Limited undertook a program of soil and rock geochemistry concentrating on the east end of the property in an area of quartz-arsenopyrite veins. A reconnaissance soil geochemistry program was also conducted over the entire property. The focus of their program was to evaluate the precious metal potential of the property. Selected sections of old drill core were reassayed for precious metals. The option was subsequently dropped by Noranda.

Kennco's successor, Kennecott Canada Inc. optioned the Huckleberry property to New Canamin Resources Ltd. in 1992. New Canamin initially concentrated work on definition drilling within the Main Zone deposit in 1992 and 1993. During this program a 41 metre deep hole was drilled 1,200 metres east of the Main Zone deposit as part of a tailings site investigation and intersected 0.91% copper over the 8 metres of bedrock in the bottom of the hole, thereby discovering the East Zone deposit. A total of 10,647 metres in 58 holes were drilled on the East Zone over the remainder of 1993. Drilling continued in 1994 to define reserves and outline the extent of the East Zone deposit, totaling 10,173 metres in 137 holes.

In 1999 a program of ground geophysics and soil geochemistry was conducted followed in 2000 with additional diamond drilling at the East Zone. Total diamond drilling on the property by all companies to the end of 2000 was 399 holes totaling 65,035 metres.

In early 2001 a total of 628 metres in six diamond drill holes was conducted in the TMF-3 Zone. A British Columbia Geological Survey till survey had identified copper-mineralized intrusive float boulders that were deemed to be too angular and distal to have been transported from the Main Zone. These drill holes were targeted to locate a suspected buried mineralized intrusion.

No exploration drilling was conducted in 2002 and 2003.

In 2004 Huckleberry identified a new potential deposit on the property. The new copper-molybdenum zone, referred to as the Main Zone Extension, is directly north of the Huckleberry Main Zone Pit and easily accessible from the mine site. Drilling highlights included:

	Total	Metre Interval			Interval		
Drill Hole #	Length (m)	from	-	to	Length	Copper %	Mo %
04-306	300.5	90.0	-	300.5	210.5	0.50	0.004
04-308	196.3	0.0	-	165.0	165.0	0.35	0.043
04-311	300.8	30.0	-	180.0	150.0	0.42	0.006
04-314	321.6	5.0	-	270.0	265.0	0.54	0.006
04-316	186.5	87.5	-	177.5	90.0	0.51	0.008

Peter L. Ogryzlo, M.Sc., P.Geo. was the Qualified Person as defined by National Instrument 43-101 for the diamond drill program. Assays were performed in the assay laboratory at the Huckleberry Mine. Duplicate analyses of selected diamond drill samples were also performed by ALS Chemex Laboratories of North Vancouver.

In 2005 drilling continued on the Main Zone Extension. Highlights included:

	Total	Metre Interval			Interval		
Drill Hole #	Length (m)	from	-	to	Length	Copper %	Mo %
05-345	250.2	75.0	-	200.0	125.0	0.64	0.004
incl.		137.5	-	185.0	47.5	1.04	0.004
05-347	231.8	72.5	-	231.8	159.3	0.50	0.004
05-355	258.1	100.0	-	212.5	112.5	0.52	0.007
05-362	291.7	35.0	-	272.5	237.5	0.35	0.007
05-366	160.6	50.0	-	160.6	110.6	0.50	0.006
incl.		50.0	-	112.5	62.5	0.68	0.004

Peter L. Ogryzlo, M.Sc., P.Geo. is the Qualified Person as defined by National Instrument 43-101 for the diamond drill program. Barbara Welsh, P. Eng., is in charge of analytical QA/QC. Assays were performed in the assay laboratory at the Huckleberry mine. Duplicate analyses of selected diamond drill samples were performed by ALS Chemex Laboratories of North Vancouver.

A total of 33 holes were completed for 6,388 metres from April to the end June 2005. All holes encountered potentially economic mineralization. Ongoing exploration at the Main Zone Extension partially delineated a copper and molybdenum bearing zone over an east-west strike length of approximately 550 metres, a width of approximately 200 metres and to a maximum depth of 200 metres. The mineralized zone is structurally complex and appears as faulted offsets of the Main Zone deposit.

Mineralization is mostly observed as fracture fillings containing pyrite, chalcopyrite and lesser molybdenite.

In 2005 a initial study of the Main Zone Extension showed it was marginally economic at a long term copper price of US$0.95/lb. Further analysis was completed on two options: the current mine plan which anticipates closure in the third quarter of 2007, and the current mine plan modified to include mining of the Main Zone Extension. A side by side comparison showed that a copper price exceeding US$1.50/lb would have to be maintained in 2008 and 2009 in order for the Main Zone Extension to generate more cash than the current mine plan. The analysis of the Main Zone Extension also highlighted a fault at the north end of the Main Zone Pit. This adds an additional element of uncertainty, in that the Main Zone Extension requires the development of a new pit north of the Main Zone Pit, which is now filled with tailings. Based on this information, the Board of Huckleberry resolved not to proceed with the Main Zone Extension at this time. The decision could be revisited as late as the fourth quarter of 2006 if conditions change.

At the end of 2005 exploration continued at the Whiting Creek prospect, situated approximately 8 kilometers north of the Huckleberry mine site. Historical exploration at Whiting Creek had defined three mineralized zones; the Ridge stockwork molybdenum zone, the Rusty porphyry copper/molybdenum zone, and the Creek porphyry copper/molybdenum zone. The drill program completed in November focused on the Creek Zone and tested the connection between the Creek and Ridge zones, and the extensions of the Creek Zone to the north. The drill results were not encouraging, effectively closing the Creek Zone to the north and east. The zone remains open to the southwest and a budget of $519,000 has been proposed for a 2006 program to test this area.

Mineralization

Mineralization is similar in both the Main and East zone deposits and is contained within altered volcanic rocks. Copper mineralization is predominantly chalcopyrite, occurring as fine to medium grained aggregate filling veinlets and fractures, and as fine grained disseminations in the envelopes around the veinlets. Molybdenum occurs as molybdenite, which is found as disseminations and clusters within quartz/gypsum veins. Molybdenite is generally low in chalcopyrite and appears to have been deposited separately and later than the copper mineralization.

The Main Zone was the first zone to be discovered and was well defined by drilling. The zone was a kidney bean shape, wrapping around the east side of the porphyry stock with an arc length of 500 metres, a width of 150 metres, and depths of up to 300 metres below surface. It is well defined in its southern and eastern edges but remains partly open to expansion on its northern margin. Any expansion here would face high stripping costs due to the hilly terrain.

The East Zone was discovered after the Main Zone during a drilling program to determine possible sites for tailings disposal. Mineable reserves and grades here are higher than for the Main Zone. The deposit is an easterly trending zone about 200 to 300 metres wide and 900 metres long. Mineralization occurs to depths of over 300 metres, where drilling was stopped, and remains open; however, the surrounding hills and unfavourable surface topography make it unlikely that the pit, as currently planned, can be extended economically.

Over 29,600 metres in 170 holes were drilled on the Main Zone and 23,744 metres in 131 holes on the East Zone. Core recovery is a problem in the upper portion of both deposits because gypsum fracture fillings have been dissolved, leaving the rock in a friable condition. Core recovery in this material has been as low as 0% over 100 metres. Comparison of grade versus core recovery showed that grade fell off in proportion to recovery. Following an analysis of these comparisons, it was decided to consider all samples with recoveries below 50%, which only comprise less than 2% of the database, as unsampled. Assay data was composited on eight metre vertical bench elevations. Specific gravity determinations were performed on 340 samples taken from eight holes within the East Zone deposit. Core specimens were weighed in air and water. The ration of air to air/water weights yields the specific gravity. An average specific gravity of 2.69 was used for both deposits. Gold, silver and molybdenum were not modeled in the Main Zone due to incomplete data sets. Instead the block grades have been determined using correlations with copper assays, which are quite strong. For the East Zone, molybdenum and silver grades were modeled using the Kriging parameters determined for the copper model. Molybdenum assaying by ICP displayed a systematic underestimation of 15%, which was subsequently corrected. Due to the friable nature of the gypsum depletion zone, recognition of the overburden/bedrock face was difficult during the early drilling campaigns. The interface was established from drill data and the position of outcrops on the north slope and was used to estimate overburden thickness. Drill information on the fringes of the deposits, but still within the proposed pit areas, is sparse and limits the reliability of the estimated volume of overburden to be removed during mining in these areas.

Drilling

Diamond drilling in the 2004-2005 program was provided by Beaupre Diamond Drilling of Princeton, British Columbia, and to a lesser extent by Hy-Tech Diamond Drilling of Smithers, British Columbia. A total of 51 holes were drilled in 2004 for a total of 8,153 metres. All industry standard procedures were followed in the program. Diamond drill core was photographed, geotechnically and geologically logged subsequent to splitting for analysis. Drill core was split in its entirety over three-metre intervals with the exception of the 6 drill holes in the TMF-3 Zone, which were selectively split and sampled, and wide intervals of unmineralized post-mineral dyking. Drill core is stored in the East Zone core racks, southeast of the East Zone ultimate pit. The core samples and 227 Zone chip samples were assayed for copper, molybdenum and, locally copper-oxide at the Huckleberry mine site facility using a nitric-hydrochloric acid digestion and atomic absorption finish. Previous drilling had been conducted for more than 30 years on the property.

Sampling and Analysis

All drilling at Huckleberry was by diamond drilling methods. Core samples have been taken either from splitting core on three metre intervals or by selectively sampling based on geology.

All core samples were delivered daily to the preparation laboratory at the Huckleberry mine site. All reconnaissance rock samples were submitted on a regular basis to the preparation laboratory at the Huckleberry mine site prior to shipping to Pioneer Laboratories Inc.

Blanks are samples that are known to be barren of mineralization, and are inserted into the sample stream to determine whether contamination has occurred after sample collection. A total of six blank samples were inserted into the drill core sample stream at a rate of approximately one blank per 40 samples and submitted for analysis as per the remainder of the core samples. Post-mineral dyke material was utilized for blank samples as it contains low metal values, but has an average composition similar to that of the intrusive and andesitic lithologies.

Security of Samples

Field duplicates are collection and analysis of two separate samples from the same core interval. They are used to measure the reproducibility of sampling, which includes both laboratory variation and sample variation. Every 20th core sample was quartered, with the two quarters sent for analysis, resulting in 13 field duplicates.

Mineral Resource and Mineral Reserve Estimates

Probable reserves at December 31, 2005 were prepared under the supervision of Kent Christensen, P.Eng., an employee of Huckleberry mine designated as the Qualified Person for this purpose.

	Ore (tonnes)	Copper (%)	Moly (%)	Strip Ratio
East Zone	12,250,000	0.526	0.015	0.157:1

Mining Operations

Mining Method

Huckleberry is an open pit mine, and uses standard open pit mining techniques. The loading equipment used is a combination of PH1900 & 2100 electric shovels and Caterpillar 992 loaders. The haulage fleet is made up of Caterpillar 777C's and Caterpillar 785B's.

Metallurgical Process

Ore from the pit is delivered to a 42"x 65" gyratory crusher and after crushing is conveyed to a stockpile. Ore from the stockpile is ground in two stages prior to flotation, firstly in a single 10,000hp semi-autogenous mill, and secondly in two 5,000hp ball mills. A bulk copper concentrate is floated from the ball mill product. The bulk copper concentrate is then reground in a 1,500hp regrind mill, and then floated again to produce a final copper concentrate grading approximately 27% copper. Molybdenum concentrate is floated out of the copper concentrate. Both final concentrates are thickened and dewatered prior to shipment. A Grinding Improvement Project (SAG pebble circuit) was completed by mid 2000. This circuit consists of a vibrating screen that removes critical size rocks from the SAG mill discharge conveyors then transports this material to a pebble crusher where the rocks are crushed and then returned to the SAG mill.

Production Forecast

A life of mine operating cost estimate was developed based on historic and current unit operating costs and fixed costs. Production statistics representing 100% of the mine production, 50% of which is allocable to Imperial, are as follows:

	For the Years Ended December 31		
	2005	2004	2003
Ore milled (tonnes)	6,951,000	6,867,153	6,999,077
Ore milled per calendar day (tonnes)	19,044	18,763	19,176
Ore milled per operating day (tonnes)	20,790	20,543	20,771
Grade (%) – Copper	0.552	0.454	0.542
Grade (%) – Molybdenum	0.014	0.014	0.012
Recovery (%) – Copper	87.40	85.87	86.48
Recovery (%) – Molybdenum	24.80	20.41	17.61
Copper produced (lbs)	73,897,000	62,924,920	72,269,310
Molybdenum produced (lbs)	539,949	426,658	316,890

Markets
Huckleberry copper concentrates are sold under a long term contract to a group of Japanese smelting companies. Under this agreement the contained copper is sold to the smelters based on London Metal Exchange quoted copper prices less charges for smelting and refining. Huckleberry molybdenum concentrates are sold to molybdenum trading company. The contained molybdenum is sold at published prices less a charge for roasting the sulphide concentrate.

Contracts
All the copper and molybdenum concentrates are sold under long term contracts. Copper concentrates are transported from the site to Japanese smelters by truck to the Port of Stewart, British Columbia and then by ocean freighter to Japan. The molybdenum concentrate is trucked to and sold in Vancouver under long term contract. Contracts are in place with Arrow Transport to transfer the concentrate to Stewart Bulk Terminals to warehouse and shipload the concentrates, and with Sanko Steamship Co. Ltd. to provide ocean shipping to Japan.

Environmental Conditions
The Ministry of Energy and Mines and other provincial government authorities currently require $3.2 million in mining and other permits. This amount is held in cash and term deposits. The Huckleberry mine staff produce and submit to the Province of British Columbia an annual reclamation report which outlines the current levels of disturbance, future areas of development and reclaimed areas. The report also includes an estimate of the total reclamation costs. Huckleberry has applied for a permit to discharge water from the tailings impoundment to Tahtsa Reach.

Taxes
Applicable taxes for Huckleberry are: BC and Canadian Income Taxes at 34.12% of taxable income; BC Mineral Tax of a 2% advance tax on resource income or 13% of net revenue after capital is recovered; and property taxes included in mine general and administrative costs which are approximately $1 million per annum.

Mine Life
The Huckleberry pit designs were reassessed in 2005 and the mine life is now expected to end in the third quarter of 2007, and milling at the end of 2007. Exploration drilling planned for 2006 may extend the mine life. The principal determinant of mine life from a financial point of view is the price of copper and the discovery of additional reserves.

Expected Payback Period of Capital
In November 2004 Huckleberry restructured the repayment terms of its long term debt and the basis of payback on the construction loans is now based on available cash as defined in the restructuring agreement. Minimum principal payments on the long term debt, including accrued interest, are based on available cash as defined in the restructuring agreement. The available cash will fluctuate based on metal prices, currency exchange rates, capital expenditure requirements and operating results. Huckleberry paid $3.15 million in 2005 and is expected to make a payment of $43 million in 2006.

Sterling Property

Property Description and Location

The Sterling property and mine are owned by Sterling Gold Mining Corporation ("*SGMC*"), a wholly owned subsidiary of Imperial. The mine operated both as an underground and open pit mine from 1980 to 1997. Mining operations are suspended. Certain parts of the Sterling property are being reclaimed.

The Sterling property is located in southern Nye County, Nevada, about 185 kilometres northwest of Las Vegas and 24 kilometres southeast of the town of Beatty. The property lies on the east side of the Bare Mountains, at the southern end of Pahute Mesa in the Great Basin. Bare Mountain is flanked by Crater Flat to the east, and the northern Amargosa desert to the south. A 13 kilometre well maintained gravel road connects the Sterling property to US Highway 95.

The mine elevation is between 1,158 metres and 1,241 metres on the lower slopes of Bare Mountain which summits at 1,925 metres. Rounded or craggy ridges separated by ephemeral washes characterize the local terrain. Several small cinder cones, less than 1 million years old, occur in Crater Flat. The climate is arid, with typical desert vegetation. Summer temperatures can reach 43°C, winters are mild.

During 2003 the Company optioned 29 additional claims via a lease agreement, adjacent to the Sterling property. Advance royalty payments of US$1,000 are payable monthly and the property is subject to a 2% net smelter royalty. A portion of the property is also subject to advance royalty payments of US$400 per month and a 5% royalty to a maximum of US$250,000. The previously noted 2% royalty is not payable on these claims until after the royalty cap has been reached.

In November 2004 a total of 62 claims were staked covering 519 hectares. The Sterling property consists of 211 lode mining claims plus 1 mill site occupied by the water well, located in Crater Flat. Net smelter royalties of 2.25% are payable on production with minimum advance royalties on a small portion of this total. The claims and mill site cover 1,773 hectares and are located on land administered by the U.S. Bureau of Land Management.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Sterling is accessible via US Highway 95 from Las Vegas, a distance of 185 kilometres. A good secondary 13 kilometre gravel road turns off the north side of the highway at Mile 45.9, 24 kilometres southeast of the town of Beatty. The gravel road is maintained by Nye County and Sterling personnel. Las Vegas is the nearest major airport.

Beatty has a population of about 1,200 and is the nearest centre for lodging and basic services. The town has general stores, gas stations, several motels, elementary and high schools, emergency fire fighting facilities and an ambulance service and nursing station. The town is on a major transportation route for expediting delivery of supplies and shipments between Las Vegas and Reno.

The climate in the region is arid with typical desert vegetation, characterized by very hot summers and mild winters. The annual precipitation averages 10 centimetres in the form of rain or snow, mainly in the winter or late spring, and the occasional thunderstorm. High winds are frequent during the winter. Temperatures normally range from -1°C in the winter to 43°C in the summer. The evaporation rate is about 152 centimetres per year. Occasionally, high winds and frost or snow in January and February have frozen water lines on the property for several days causing minor interruptions of the gold leaching system. Otherwise, the climate does not impact year round operations.

The 144 Zone is at the 1,220 metre elevation, on the lower eastern slopes of Bare Mountain. The mine and infrastructure are at around the 1,250 metre elevation. The present leach pad is on the upper edge of the adjacent pediment (1,160 metres).

Mine buildings consist of several trailers used for office work, geological research and logging, sample preparation (during mining), and personnel facilities. A steel container is used to securely store 144 Zone drill core, pulps and rejects. There is also a mechanical shop for on-site maintenance of equipment and vehicles. Electrical power is provided a generator on the site. The mine has no living quarters or canteen; mine personnel live in Beatty or communities in the Amargosa Valley and commute daily.

The leach pad area consists of apparatus for the gold extraction circuit, some of which is housed in trailers. An assay laboratory was in use during mining but is not operational at present. The area has its own electricity generator.

Water for the mine and gold recovery plant is drawn from a well in Crater Flat located about 5.5 kilometres east southeast of the mine. The well was originally drilled by Reynolds Electrical and Engineering Company for the U.S. Department of Energy and completed at a depth of 762 metres. Water was encountered at 335 metres but subsequently rose to 140 metres. Permission was obtained in 1984 to pump water for mine use. Water is stored in a lined and fenced reservoir at the well site from which it is pumped or hauled to the mine by tank truck. The well pump is set at 188 metres and operates at a rate of 170 litres per minute. Pumping capacity to the mine site is 190 litres per minute. Potable water is supplied by bottle from Beatty.

Outside communication is provided by radio telephones and satellite internet. Cellular phone reception is amenable at certain locations on site. Gasoline and diesel fuels are trucked in periodically and stored in tanks. Mine supplies are procured in Beatty whenever possible. Mining equipment and parts are obtained from dealers and distributors located mainly in Las Vegas, Reno and Los Angeles.

History

Gold was discovered in several localities on Bare Mountain and the adjacent Bullfrog Hills around 1905, in a variety of geological settings. The first workings at Sterling from this period were known as the Panama mine and Bittlecomb shaft. The modern development of Sterling began in the 1970's with exploration around the original deposit by Cordilleran Explorations Partnership. This led to the formation of the initial Sterling Mine Joint Venture ("*SMJV*") in 1980, comprising Saga Exploration Company, E & B Explorations Inc. and Derry Michener Booth Venture Number 1.

Mining began in late 1980 with Saga as the operator. Between 1987 and 1995, Cathedral Gold U.S. Corporation accumulated a 90% interest in the property and took over the operation of the SMJV. Old Imperial initially acquired a 10% interest in 1992.

Placer Dome (U.S.) Inc. conducted a joint venture exploration program on the Sterling property in 1996. Placer's focus was on the discovery of a gold deposit outside the reserve blocks on the mine property. Placer's goal at Sterling was to find a gold deposit containing at least 750,000 ounces beneath the Sterling mine zone. Three diamond drill (core) holes intersected the target stratigraphy (Carrara Formation), but did not encounter significant gold mineralization and the joint venture program was terminated in 1997.

Old Imperial increased its ownership of Sterling to 100% in 1999 by acquiring Cathedral from its parent, Cathedral Gold Corporation, by exercising an option agreement from Cathedral granted pursuant to a debt settlement arrangement. Old Imperial then began exploring for a new ore body to extend the life of the operation. This involved regional rock sampling to identify geochemical anomalies, and a gravity survey to find significant vertical offsets in the pediment east of Sterling, which might be related to high-angle faults. Based on all the results, several target areas were generated for drill testing, most of them inside the Sterling property. They were drilled in 2000 and early 2001. Most of the results were negative. The exception was a target which became the 144 Zone.

Open pit mining of the Sterling mine deposit began in 1981 and continued until 1989. Underground mining began in 1980, and proceeded until mid-1997 when market conditions impacted profitability. Parameters set by the SMJV partners were aimed at maintaining an average production grade of 0.25 oz/st gold, which effectively kept the underground mining cutoff grade at 0.1 oz/st. Consequently, the potential for a larger tonnage, lower grade resource was not pursued, and a considerable amount of lower grade material was left in place, and is no longer mineable. The oxidized ore was amenable to processing by heap leaching.

After mine production ceased the leach pad continued to be rinsed, producing minor amounts of gold, until October 2001. Additional ore from a low grade stockpile was added in early 2001. Gold recovery proceeded until August 2002 when a final strip was carried out. Total gold production from 1980 through 2000 was 194,996 troy ounces, from 941,341 short tons of ore. The average gold grade (cyanide soluble) of all material delivered to the leach pad is 0.217 opt. Recoveries averaged 88%, without milling.

As mineable gold reserves in the main Sterling ore deposit had been exhausted, Old Imperial embarked on an exploration program in 2000 to find a new ore body. The main component of this was regional rock sampling to identify geochemical anomalies, including the ground around the surface trace of the Reudy fault above what was to become the 144 Zone.

Although the surface rock sampling of the 144 Zone did not produce any significant anomalies, the area was still a drilling target for Imperial because of a hole, 89-144, drilled in 1989 by the former operator, Cathedral. This was a routine, exploration step-out hole drilled to help determine the limits of the Sterling ore body to guide mine planning. It was one of several surface holes around the Reudy fault, beyond the eastern and southeastern margin of the (then) known deposit. The hole intersected dike and silicified and partly brecciated dolostone with strongly anomalous gold values. The results were not followed up at the time.

In 2001, to test the area around hole 89-144 Old Imperial drilled an angle hole aimed to intersect the Reudy fault at a fairly high angle and at the appropriate depth of about 213 metres below the surface. This became the 144 Zone discovery hole 01-7A. Total 2001 drilling in the 144 Zone was 2,621 metres in 11 holes, 1,472 metres in 6 holes in 2002, and 2,743 metres in 30 holes in 2003.

No drilling was conducted in 2004.

Geological Setting

Regional Geology

Sterling is fairly typical of a large number of similar deposits that occur in the western U.S, particularly in the Great Basin in Nevada. These deposits are known as sediment-hosted, disseminated precious metal deposits, or generically as Carlin-type deposits.

The Great Basin province is a physiographic and tectonic region west of the Rocky Mountains, which is characterized by profound crustal extension and high heat flow beginning in the mid-Tertiary (about 35 to

40 million years ago). The Bare Mountain district lies within the Walker Lane tectonic belt, a NW-trending mega-lineament in southwestern Nevada, which hosts several significant gold mining districts, especially epithermal gold-silver deposits. The Walker Lane is fundamentally a deep-seated, Miocene tectonic boundary between Basin and Range extension in the western Great Basin, and subduction-related tectonics and calc-alkaline magmatism of the Sierra Nevada.

Most of the Bare Mountain range comprises deformed, generally north-dipping and younging, Upper Proterozoic and Paleozoic rocks. Ductile deformation, including overturned folding and thrusts, occurred in the Mesozoic under greenschist or lower grade metamorphic conditions. Episodic Tertiary extension produced both low-angle and high-angle normal faults.

Siliciclastic lithologies dominate the Upper Proterozoic to Lower Cambrian part of the stratigraphy in the south of the range. In the Middle Cambrian there is a transition to carbonate-rich lithologies, with dolostones and limestones dominating the stratigraphy northwards through to the Upper Devonian, above which is a Mississippian unit of immature siliciclastics. The youngest rocks in the Bare Mountains are Tertiary igneous rocks of the Southwestern Nevada Volcanic Field, which at Sterling are represented by north-trending quartz latite dikes, dated at 13.9 million years.

Property Geology

A number of Tertiary quartz latite porphyry dikes occur within the property. They are generally associated with north-trending faults, and are weakly clay-altered. One of the largest is an important element of the 144 Zone.

Three important structures characterize the property geology. The oldest is the Sterling thrust, which in the Mesozoic placed an overturned panel of Stirling Quartzite and Wood Canyon Formation on younger Cambrian carbonate units. The mined out Sterling ore deposit occurs at this thrust contact. The Burro normal fault is probably Tertiary, and truncated the leading edge of the Sterling thrust sheet, dropping the southeast side down about 122 metres. The Tertiary Reudy normal fault is a key element of the 144 Zone.

In the mined out Sterling deposit, gold mineralization occurred mainly at and below the Sterling thrust contact between the Wood Canyon (above the thrust) and Bonanza King formations, and locally along the Burro fault. The main ore zones generally form longitudinal *pipes* along the thrust, following the intersections between minor north northeast trending high-angle faults and the thrust.

The high-angle faults or fractures were the feeders that carried the ore solutions from depth. The relatively impermeable Wood Canyon siltstones acted as the cap to the hydrothermal system, trapping early fluids so that ground preparation (decalcification, solution brecciation) could take place for subsequent gold solutions. The gently dipping Sterling thrust itself was probably not a hydrothermal fluid conduit, and mineralization generally did not spread out laterally very far from an individual high-angle feeder. However, in many places the ore zones merged because of the close-spacing of the faults or fractures.

Two strongly mineralized zones dominate the ore distribution: the Sterling-Burro Zone and the Crash Zone. These appear to be localized along particularly influential high-angle structures in the hanging wall of the Burro fault.

The 144 Zone is on the southeastern periphery of the developed ore body and is somewhat deeper, lying about 213 metres below the surface. Past exploration was rarely carried out to this depth. The 144 Zone is centred on the high-angle, east-side down Reudy fault and is hosted in silty dolostone and limestone which were subjected to decalcification, silicification and brecciation. The 144 Zone fits into the broad spectrum of Carlin-type deposits, but more towards the compact and structure-controlled systems like Meikle and Deep Star than the larger tonnage, generally lower grade, strata-controlled deposits. Discovery of this deep, high grade zone is a different geological setting than the ore produced at the Sterling mine, provides a large, high potential exploration target.

Exploration

Drilling at Sterling in 2001 resulted in significant gold intercepts. Discovery hole 01-7A was drilled as a test of the area beneath hole 89-144 drilled in 1989 that intersected 69 metres grading 1.51 g/t gold. Hole 01-7A returned grades of 5.14 g/t gold over 33.5 metres including 0.57 g/t gold over 9.14 metres. A follow up hole 01-9 returned 19.54 g/t gold over 13.5 metres including 34.29 g/t gold over 6.1 metres. The gold mineralization in both holes was encountered in silty carbonates at the contact between the Bonanza King dolomite and the Carrara limestone. The depth of these intercepts is approximately 213 metres below surface and some 91 metres below the lower most underground workings at Sterling.

In 2002 a surface rotary and diamond drill program further tested the target area. The drilling program was conducted using a combined drilling method where holes were drilled from surface to near the target horizon with a less expensive rotary drill. The holes were then extended through the target horizon using a diamond drill to obtain better samples of the mineralized zone. This work was followed by a geophysical survey using Natural Source Audio-Frequency Tellurics to detect low and high-angle discontinuities as well as alteration mineralogy associated with brecciation and gold mineralization in the 144 Zone. Results were used to focus exploration efforts aimed at expanding the 144 Zone and discovering additional zones of the same type. Drill operations were supervised under the direction of Dr. Chris Rees, P. Geo., who was designated as the Qualified Person.

In 2003 a total of 30 holes for 2,743 metres were completed which further extended the limits of gold mineralization. All holes which penetrated the zone intersected elevated gold values. Previous drilling had defined a gold zone approximately 152 metres by 76 metres. The dimensions of the mineralized zone now stand at approximately 228 metres north south and 152 metres east west, centered on the Reudy fault, and it has not been conclusively closed off in any direction. The potential for mineralization west of the present zone is considered high, because feeders to the overlying, main Sterling deposit appear to project in this direction.

Exploration highlights in 2003 included:

Hole		Interval		Length		Gold Assay	
		feet	metres	feet	metres	oz/t	g/t
03-24		671.7 – 810.7	204.7 – 247.1	139.0	42.4	0.26	9.06
	incl.	685.2 – 768.3	208.9 – 234.2	83.1	25.3	0.39	13.36
03-28		705.0 – 750.0	214.9 – 228.6	45.0	13.7	0.25	8.72
	incl.	725.0 – 745.0	221.0 – 227.1	20.0	6.1	0.50	17.14
03-41		730.0 – 760.0	222.5 – 231.6	30.0	9.1	0.12	4.28
	incl.	740.0 – 750.0	225.6 – 228.6	10.0	3.0	0.22	7.66
03-52		645.0 – 710.0	196.6 – 216.4	65.0	19.8	0.10	3.39
	incl.	675.0 – 685.0	205.7 – 208.8	10.0	3.0	0.23	8.03

Patrick McAndless, a Qualified Person as defined by National Instrument 43-101, supervised the preparation of the 2003 technical information. Samples were analyzed by ALS Chemex of North Vancouver, British Columbia.

Additional claims (Goldspar 18 claims and Mary 11 claims) were acquired under lease in 2003 to secure the potential northerly extension of the 144 Zone gold bearing structure. The claims cover approximately 242 hectares.

Planning and permitting for an underground exploration program was initiated in 2004. The exploration program was placed on hold until 2006, as the Company's focus had shifted from Sterling to reopening the Mount Polley mine. A total of US$2.0 million has been budgeted for the 2006 Sterling program and it is expected to take about 12-16 months to complete. The program will include the excavation of a 1,170 metre decline ramp to access the 144 Zone, followed by 6,096 metres of definition and exploration drilling. The overall objective of the program is to outline sufficient resources to restart mine operations. Mineral resources for the 144 Zone drilled to date are 194,640 tonnes, grading 7.41 g/t gold containing over 45,000 ounces of gold.

Mineralization

The 144 Zone mineralization at Sterling is concentrated in silty dolostone near the base of the Bonanza King Formation, and possibly extending somewhat below into underlying Carrara Formation limestone and silty limestone. This stratigraphy is cut by the Reudy fault (027°/69°E) and an obliquely trending quartz latite porphyry dike. Anomalous to high grade gold is also present in breccias in the fault zone, and locally along the dike contact. Some degree of brecciation and alteration is always associated with significant mineralization in these host rocks. These characteristics are described in the following subsections. The underlying theme is that hydrothermal fluids were introduced into the rocks through a structural fabric, likely related to post-dike extension. Through this secondary permeability, enhanced by decalcification or decarbonatization locally, the rocks were infiltrated and replaced by solutions which deposited silica, and argillically altered the dike.

Drilling

In 2001 a total of 11 holes were drilled at the 144 Zone, totaling 2,621 metres. Reverse circulation drilling was carried out by Lang Exploratory Drilling of Elko, Nevada (a division of Boart Longyear). A track-mounted drill rig was operated by a driller and two helpers. Drilling was done during one 12-hour shift per day. Wet drilling is required by state regulations, with water supplied by tanker truck driven to the drill site on a daily basis. After the down-hole surveys, all holes were abandoned with *Abandonite* and capped with cement, according to BLM regulations. Holes 01-10 and 01-15 were left with 6 meters of casing; casing was pulled in all the other holes according to the drillers' records. Prior to drilling, the target collars were surveyed in by the mine geologist using standard survey equipment and existing survey stations on the property. All coordinates were and continue to be referenced to the mine grid, which is between 0 and 1°E of true north.

On completion of drilling, down-hole surveys were done by an outside contractor (Silver State Surveying) using a gyroscopic survey tool, providing azimuth and dip data at 15 metre intervals where possible. This data was subsequently corrected for magnetic declination before being entered into the database. Final drill collar positions were re-surveyed by the mine geologist.

The 144 Zone discovery hole 01-7A was drilled as a test of the area beneath a hole drilled in 1989 that intersected 69 metres of 1.51 g/t gold. Hole 01-7A returned grades of 5.14 g/t gold over 33.5 metres including 8.57 g/t gold over 9.14 metres. A follow up hole 01-9 returned 19.54 g/t gold over 13.5 metres including 34.29 g/t gold over 6.1 metres. The gold mineralization in both holes was encountered in silty carbonates at the contact between the Bonanza King dolomite and the Carrara limestone. These intercepts represent a well-defined target area along and around the Reudy Fault, which is a high angle vertical structure that was likely the conduit for upwelling gold bearing hydrothermal fluids. The depth of these intercepts is approximately 213 metres below surface and some 91 metres below the lower most underground workings at Sterling. The target area is open to depth and laterally. Following, some large step-outs were attempted, including an angle hole (01-10) and hole 01-12 which was drilled 91 metres east of the then known zone. The latter holes were disappointing. Subsequent holes were drilled closer in.

Most of the rest of the drill holes were plagued by problems with circulation and recovery of samples, due to broken ground and voids. Holes 01-11, 15, 16 and 17 had to be abandoned before their target depths due to stuck rods or no return. Holes 01-13 and 14 were satisfactorily completed, but they didn't match the results of the first two holes (7A and 9).

Based on assay results and logging of chips, the 144 Zone at the end of the 2001 program was recognized as Carlin-style replacement mineralization in lower Bonanza King Formation, well below and peripheral to the Sterling mine deposit. Proximity to the Reudy fault was regarded as important, possibly because it was the principal fluid conduit, but the adjacent dike was not strongly implicated in this respect. Even in chips, the association of gold with hydrothermal alteration and brecciation and silty lithologies was clear.

After discussion with drilling consultants, it was decided to incorporate diamond drilling in future exploration programs to overcome the difficult ground conditions. In the summer 2002 program 6 holes were drilled totaling 1,472 metres. All were pre-drilled by reverse circulation (RC) to a certain depth above the expected depth of mineralization, followed by HQ-diameter diamond core drilling. The core drilling was done to reduce or avoid the typical circulation and recovery problems encountered in the 2001 RC program, and to acquire high quality geological information. The pre-collars were extended as much as possible or practical in order reduce overall drilling costs. The RC pre-collar portion of the drilling was carried out by Eklund Drilling Company, Inc. of Elko, Nevada. Three drillers worked one 12-hour shift per day.

The diamond drilling was carried out by Boart Longyear of Salt Lake City, Utah, using a sophisticated, truck-mounted rig. It was done in 12-hour day and night shifts by a driller and two helpers for each shift. Apart from a 4-day break, it was completed in one phase. Prior to drilling, the hole collars were surveyed by the mine geologist using standard survey equipment and existing survey stations on the property. All coordinates were and continue to be referenced to the mine grid, which is between 0 and 1°E of true north.

Down-hole surveying of the entire hole was done using a Reflex tool after completion of a hole, or in some cases in opportune periods during the drilling of the hole, to save time. This data was subsequently processed before being entered into the database. Final drill collar positions were re-surveyed by the mine geologist. After down-hole surveys, all holes were abandoned with *Abandonite* and capped with cement, according to BLM regulations.

The summer 2002 program was very successful, both in terms of exploration results, and in the successful completion of all 6 holes, 02-18 through 23. At times, progress was slow as the drillers adjusted to the ground conditions, but recovery was very good throughout the program, except in some of the softest intervals or in very broken rock. Hole 02-21, located between drill holes 01-7A and 01-09 intersected 47.5 feet of 0.50 oz/t gold about 28 feet southwest of the intercept in 01-09. Hole 02-19, located approximately 120 feet south of 01-09 intersected 9.5 feet of 0.27 oz/t gold, 5.0 feet of 0.30 oz/t gold and 3.5 feet of 0.28 oz/t gold within a larger 125 foot wide zone grading 0.13 oz/t gold.

In 2003 a total of 33 holes totaling 2,743 metres were completed. All holes which penetrated the zone intersected elevated gold values enlarging the 144 Zone to 152 metres by 228 metres.

Underground development and drilling are planned in 2006.

Sampling and Analysis

Reverse circulation drilling was utilized in 2001 and 2003. Drill cuttings for assay/geochemical analysis were collected at five foot intervals consistently throughout the program. For each interval, the cuttings emerging from the drill outlet were separated into two identical samples with a Johnson splitter; complete mixing was provided by the cyclone device immediately preceding the splitter outlets. The resulting pair of cuttings was collected in two identically numbered synthetic-cloth bags which were allowed to dry somewhat before being placed into two corresponding nylon sacks. Each sack would be filled with 5 or 10 sample bags (depending on volume of recovery) representing 7 metres or 15 metres of consecutive samples, and the sack taped closed. One set or suite of these sacks of samples was retained on the property, and selected intervals were analyzed by the mine's own (atomic absorption) laboratory facilities for guidance. The other suite was kept in locked storage until it was sent out for independent assay. Drill core was photographed and the geotechnical logging was done before geological logging and sampling was begun. The geotechnical logging recorded recovery, Rock Quality Designation and fracture density. After the sample intervals were marked out, and the core was geologically logged, it was sawn and sampled. The samples and remaining core were then stored securely.

For quality control, blanks and duplicates were added to the sample shipments only for the 50 samples representing the chips from hole 02-23 (2 blanks, 2 duplicates). In general, one blank and one duplicate were submitted for every 20 samples from the drill core.

Detailed information of the sampling and analysis program followed during the 2001 to 2003 drilling is herein incorporated by reference to the new technical report on the Sterling Property 144 Zone ("*2006 Sterling Report*"). The 2006 Sterling Report was filed on SEDAR February 13, 2006 (*www.sedar.com*), and is also accessible on the Company's website (*www.imperialmetals.com*) entitled Sterling Technical Report.

Security of Samples

All drill cuttings and core in this program were removed from the drill site during drill shifts by a geologist, or by the end of a shift, and were never left unattended. The sacks or core boxes were taken to the logging trailer, or to a windowless steel container which is used for permanent storage of all samples and core. The trailer and container lock combinations were known only to the exploration manager, the mine manager, and the two geologists logging and sampling the drill core.

Core samples were placed in individual heavy duty plastic bags and closed with special plastic zip straps which have a unique, alpha-numeric, non-sequenced code on each tag. Once closed, the bag cannot be opened without destroying the tag. The tag number was recorded in the sample tag booklet. Thus, any illegitimate rebagging of the samples could be demonstrated by discrepancies in sample bag closure.

All samples were transported by truck to ALS Chemex in Elko by the Sterling mine manager personally. Coarse rejects and pulps from the sample preparation were brought back to Sterling on the return trips, and stored in the locked steel container.

Mineral Resource and Mineral Reserve Estimates

The 2006 Sterling Report, herein incorporated by reference, included a new resource estimate for both the 144 Zone and the Panama Zone. The Panama Zone is a near surface deposit just south of the old Ambrose Pit. The Panama Zone is being looked at as a shallow open pit target that would be developed in conjunction with the 144 Zone. The 2006 Sterling Report recommends undertaking an exploration decline down to the 144 Zone. This 1,170 metre decline will be used to take a bulk sample of the 144 Zone for leach testing and also used for staging further exploration drilling.

Sterling Mineral Resource Summary

Zone	Resources	Short Ton	Grade Gold OPT	Metric Tonnes	Grade Gold g/t	Contained Ounces
144	Indicated and Measured	214,554	0.216	194,640	7.41	46,344
Panama	Indicated and Measured	103,040	0.082	93,476	2.81	8,449

Mining Operations

Sterling operated both as an underground and open pit mine commencing in 1980 until closure in 2000. During this period the mine produced 194,996 troy ounces from 941,341 short tons of ore with an average grade of 0.217 oz/t (7.44 g/t gold).

Exploration and Development

In 2006 an underground program will excavate a 1,170 metre decline ramp to access the 144 Zone, followed by 6,098 metres of definition and exploration drilling. A total of US$2.0 million has been budgeted for the Sterling program and is expected to take about 12-16 months to complete. The overall objective of the program is to outline sufficient resources to restart mine operations.

Other Properties

Imperial has interests in various other early stage exploration properties located in Canada.

DIVIDENDS

The Company has not, since the date of incorporation, declared or paid any dividends on the common shares and does not currently intend to pay dividends. Earnings will be retained to finance operations.

DESCRIPTION OF CAPITAL STRUCTURE

The Company has Unlimited number of Common Shares without par value. The Company also has authorized 50,000,000 First Preferred shares without par value with special rights and restrictions, and 50,000,000 Second Preferred shares without par value with right and restrictions both to be determined by the directors.

MARKET FOR SECURITIES

The common shares of Imperial are listed on The Toronto Stock Exchange under the trading symbol 'III'.

2005	High	Low	Close	Volume Traded
Jan	7.99	7.50	7.65	531,556
Feb	7.73	7.00	7.10	700,845
Mar	7.70	6.90	7.30	999,333
Apr	7.35	6.00	6.09	318,445
May	6.15	4.85	5.22	312,879
Jun	6.00	5.00	5.95	638,502
Jul	6.88	5.60	6.70	355,451
Aug	6.80	6.21	6.25	310,520
Sept	6.30	5.20	5.70	504,208
Oct	6.05	5.00	5.28	215,299
Nov	5.30	4.80	4.85	545,532
Dec	5.40	4.45	5.39	948,654

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

Name, Province and Country of Residence	Current Position with Imperial	Director Since	Present Principal Occupation or Employment for Previous Five Years
Pierre Lebel [1/2/3] British Columbia Canada	Director & Chairman	Dec 6, 2001	Chairman of Imperial and prior thereto President of Imperial. Prior thereto President of IEI Energy Inc. (formerly Imperial Metals Corporation).
J. Brian Kynoch [3] British Columbia Canada	Director & President	Mar 7, 2002	President of Imperial. Prior thereto Chief Operating Officer & Senior Vice President of Imperial. Prior thereto Chief Operating Officer & Senior Vice President of IEI Energy Inc. (formerly Imperial Metals Corporation).
Larry G.J. Moeller [1/2/3] Alberta Canada	Director	Mar 7, 2002	Vice President, Finance of Edco Financial Holdings Ltd., a private company.
Ed Yurkowski [1/2] Alberta Canada	Director	May 20, 2005	President of Procon Mining and Tunnelling Ltd.
Andre Deepwell British Columbia Canada	Chief Financial Officer & Corporate Secretary	n/a	Chief Financial Officer & Corporate Secretary of Imperial. Prior thereto Chief Financial Officer & Corporate Secretary of IEI Energy Inc. (formerly Imperial Metals Corporation).
Don Parsons British Columbia Canada	Vice President, Operations	n/a	Vice President, Operations of Imperial. Prior thereto President and General Manager of Tercon Enterprises, Fort McMurray operations.
Patrick McAndless British Columbia Canada	Vice President, Exploration	n/a	Vice-President, Exploration of Imperial. Prior thereto Vice-President, Exploration of IEI Energy Inc. (formerly Imperial Metals Corporation).
Kelly Findlay British Columbia Canada	Treasurer	n/a	Treasurer of Imperial. Prior thereto Treasurer of IEI Energy Inc. (formerly Imperial Metals Corporation).

(1) *Audit Committee*
(2) *Compensation Committee*
(3) *Corporate Governance & Nominating Committee*

The percentage of common shares of Imperial beneficially owned, directly or indirectly, or over which control or direction is exercised by all directors and senior officers of Imperial as a group was 4.3% as at March 20, 2006.

Each director will hold office until the next Annual General Meeting of Shareholders, scheduled for Monday, May 8, 2006, or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the articles of Imperial.

Corporate Cease Trade Orders or Bankruptcies

All the officers and directors of the Company, with the exception of Ed Yurkowski and Don Parsons, were officers and directors of IEI Energy Inc. when it voluntarily reorganized its debt and equity under the Plan pursuant to the *Company Act* (British Columbia) and the *Companies' Creditors Arrangement Act* (Canada) in 2002. The Plan was approved by creditors and shareholders of IEI Energy Inc. on March 7, 2002 and by the Supreme Court of British Columbia on March 8, 2002 and implemented in April 2002. Refer to the Management Proxy and Information Circular on the SEDAR website (www.sedar.com) for IEI Energy Inc.

Conflicts of Interest

Certain of the Company's directors and officers also serve as directors or officers of other companies or have significant shareholdings in other companies, as a result of which they may find themselves in a position where their duty to another company conflicts with their duty to the Company. To the extent that such other companies may participate in ventures in which the Company may participate, the directors or officers of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises, at a meeting of the Board, a director who has such a conflict will disclose the nature and extent of his interest to the meeting and abstain from voting in respect of the matter.

TRANSFER AGENTS AND REGISTRARS

Computershare Investor Services Inc. acts as the Company's transfer agent and registrar.

Vancouver Office:
510 Burrard Street, 3rd Floor
Vancouver, BC V6C 3B9

Toronto Office:
100 University Avenue, 9th Floor
Toronto, ON M5J 2Y1

AUDIT COMMITTEE INFORMATION

Information concerning the Audit Committee of the Company is required under Multilateral Instrument 52-110 follows:

Audit Committee Charter

The Audit Committee is responsible for reviewing the Company's financial reporting procedures, internal controls and the performance of the Company's external auditors. A copy of the Audit Committee Charter is attached as *Schedule A* to this Annual Information Form.

Audit Committee Composition and Background

The Audit Committee is presently comprised of Larry Moeller (Chair), Ed Yurkowski and Pierre Lebel. All three members of the Audit Committee are independent and "financially literate", meaning that they are able to read and understand the Company's financial statements and to understand the breadth and level of complexity of the issues that can be reasonably be expected to be raised by the Company's financial statements.

In addition to each member's general business experience, the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee, are set forth below:

Larry G. Moeller, B. Comm., C.A. - Calgary, AB
Chairman of the Audit Committee
Mr. Moeller also serves as a Member of the Corporate Governance and Nominating Committee; Member of the Compensation Committee. Mr. Moeller is also a director of Ceramic Protection Corporation, Magellan Aerospace Corporation and Orbus Pharma Inc.

Pierre Lebel, LL.B., M.B.A. - Vancouver, BC
Member of the Audit Committee
Mr. Lebel also serves as Imperial's Chairman of the Board; Chairman of the Corporate Governance and Nominating Committee; Chairman of the Compensation Committee. Mr. Lebel is also a director of Asia Gold Corporation, Ashton Mining of Canada Inc., Jinshan Gold Mines Inc., Home Equity Income Trust, Sepp's Gourmet Foods Ltd., zed.i solutions inc., and is Chairman of the Audit Committee of Jinshan Gold Mines, zed.*i.* solutions inc. and Sepp's Gourmet Foods Ltd.

Ed Yurkowski, P.Eng. - Burnaby, BC
Member of the Audit Committee
Mr. Yurkowski also serves as a Member of the Compensation Committee. Mr. Yurkowski is President of Procon Mining and Tunnelling Ltd, a Vancouver based full service mining contractor with operations in North America and other continents.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110, or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board to review the performance of the Company's external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors. The Audit Committee has delegated to the Chair of the Committee the authority to act on behalf of the Committee with respect to the pre-approval of the audit and permitted non-audit services provided by Deloitte & Touche LLP from time to time. The Chair reports on any such pre-approval at each meeting of the Committee.

External Auditor Service Fees

The following table sets out aggregate fees payable for the years ended December 31, 2005 and December 31, 2004 to Deloitte & Touche LLP:

	Year Ended Dec 31, 2005	Year Ended Dec 31, 2004
Audit fees [1]	$95,000	$77,717
Audit related fees [2]	7,200	-
Tax fees [3]	-	1,525
All other fees [4]	-	-
	$102,200	$79,242

(1) For professional services rendered for the audit and review of our financial statements or services provided in connection with statutory and regulatory filings or engagements.
(2) For assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported under "Audit Fees" above.
(3) For professional services rendered for tax compliance, tax advice and tax planning
(4) For services provided by other than the services reported under "Audit Fees", "Audit-Related Fees" and "Tax Fees" above.

Complaint Procedures

In 2004, the Company implemented a policy detailing procedures for:

- the receipt, retention and treatment of complaints or submissions regarding accounting, internal accounting controls or auditing matters.
- confidential and anonymous submitting concerns from employees of the Company or any of its subsidiaries about questionable accounting or auditing matters.

Imperial's procedures for filing complaints on accounting and auditing matters are available on the Corporate Governance page of the Company's website *(www.imperialmetals.com).*

ADDITIONAL INFORMATION

Imperial will provide, upon request to the Corporate Secretary of the Company, at Suite 200 – 580 Hornby Street, Vancouver, BC V6C 3B6:

(a) when the securities of Imperial are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities,
   (i) one copy of this Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference therein;
   (ii) one copy of the comparative financial statements of the issuer for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the issuer that have been filed, if any, for any period after the end of its most recently completed financial year;
   (iii) one copy of the information circular of the issuer in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate; and
   (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not described under (i) to (iii) above; or

   at any other time, one copy of any of the documents referred to in (a)(i), (ii) and (iii) above, provided that Imperial may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of Imperial.

Additional information, including details as to directors' and officers' remuneration, principal holders of Imperial shares, options to purchase Imperial shares and certain other matters, is contained in the Company's MD&A dated March 14, 2006. Additional financial information is provided in Imperial's 2005 Annual Report which contains the consolidated financial statements for the year ended December 31, 2005.

Copies of documents noted above and other disclosure documents may be examined and/or obtained through the internet by accessing the Company's website (*www.imperialmetals.com*) or by accessing the SEDAR website (*www.sedar.com*).

Schedule A
Audit Committee Charter

I. Purpose

The primary objective of the Audit Committee (the "Committee") of Imperial Metals Corporation (the "Company") is to act as a liaison between the Board and the Company's independent auditors (the "Auditors") and to assist the Board in fulfilling its oversight responsibilities with respect to (a) the financial statements and other financial information provided by the Company to its shareholders, the public and others, (b) the Company's compliance with legal and regulatory requirements, (c) the qualification, independence and performance of the Auditors and (d) the Company's risk management and internal financial and accounting controls, and management information systems.

Although the Committee has the powers and responsibilities set forth in this Charter, the role of the Committee is oversight. The members of the Committee are not full-time employees of the Company and may or may not be accountants or auditors by profession or experts in the fields of accounting or auditing and, in any event, do not serve in such capacity. Consequently, it is not the duty of the Committee to conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the Auditors.

The responsibilities of a member of the Committee are in addition to such member's duties as a member of the Board.

II. Organization

Members of the committee shall be directors and the Committee membership shall satisfy the laws governing the Company and the independence, financial literacy, expertise and experience requirements under applicable securities law, stock exchange and any other regulatory requirements applicable to the Company.

The members of the Committee and the Chair of the Committee shall be appointed by the Board on the recommendation of the Nominating & Corporate Governance Committee. A majority of the members of the Committee shall constitute a quorum. A majority of the members of the Committee shall be empowered to act on behalf of the Committee. Matters decided by the Committee shall be decided by majority votes. The chair of the Committee shall have an ordinary vote.

Any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee as soon as such member ceases to be a director.

The Committee may form and delegate authority to subcommittees when appropriate.

III. Meetings

The Committee shall meet as frequently as circumstances require. The Committee shall meet with management, the Company's financial and accounting officer(s) and the Auditors in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately.
The Chair of the Committee shall be an independent chair who is not Chair of the Board. In the absence of the appointed Chair of the Committee at any meeting, the members shall elect a chair from those in attendance at the meeting. The Chair, in consultation with the other members of the Committee, shall set the frequency and length of each meeting and the agenda of items to be addressed at each upcoming meeting.

The Committee will appoint a Secretary who will keep minutes of all meetings. The Secretary may also be the Chief Financial Officer, the Company's Corporate Secretary or another person who does not need to be a member of the Committee. The Secretary for the Committee can be changed by simple notice from the Chair.

The Chair shall ensure that the agenda for each upcoming meeting of the Committee is circulated to each member of the Committee as well as the other directors in advance of the meeting.

The Committee may invite, from time to time, such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee. The Company's accounting and financial officer(s) and the Auditors shall attend any meeting when requested to do so by the Chair of the Committee.

IV. Authority and Responsibilities

The Board, after consideration of the recommendation of the Committee, shall nominate the Auditors for appointment by the shareholders of the Company in accordance with applicable law. The Auditors report directly to the Audit Committee. The Auditors are ultimately accountable to the Committee and the Board as representatives of the shareholders.

The Committee shall have the following responsibilities:

(a) <u>Auditors</u>

1. Recommend to the Board the independent auditors to be nominated for appointment as Auditors of the Company at the Company's annual meeting and the remuneration to be paid to the Auditors for services performed during the preceding year; approve all auditing services to be provided by the Auditors; be responsible for the oversight of the work of the Auditors, including the resolution of disagreements between management and the Auditors regarding financial reporting; and recommend to the Board and the shareholders the termination of the appointment of the Auditors, if and when advisable.

2. When there is to be a change of the Auditor, review all issues related to the change, including any notices required under applicable securities law, stock exchange or other regulatory requirements, and the planned steps for an orderly transition.

3. Review the Auditor's audit plan and discuss the Auditor's scope, staffing, materiality, and general audit approach.

4. Review on an annual basis the performance of the Auditors, including the lead audit partner.

5. Take reasonable steps to confirm the independence of the Auditors, which include:

   (a) Ensuring receipt from the Auditors of a formal written statement in accordance with applicable regulatory requirements delineating all relationships between the Auditors and the Company;

   (b) Considering and discussing with the Auditors any disclosed relationships or services, including audit services, that may impact the objectivity and independence of the Auditors;

   (c) Approving in advance any non-audit related services provided by the Auditor to the Company, and the fees for such services, with a view to ensure independence of the Auditor, and in accordance with applicable regulatory standards, including applicable stock exchange requirements with respect to approval of non-audit related services performed by the Auditors; and

   (d) As necessary, taking or recommending that the Board take appropriate action to oversee the independence of the Auditors.

6. Review and approve any disclosures required to be included in periodic reports under applicable securities law, stock exchange and other regulatory requirements with respect to non-audit services.

7. Confirm with the Auditors and receive written confirmation at least once per year as to (i) the Auditor's internal processes and quality control procedures; and (ii) disclosure of any material issues raised by the most recent internal quality control review.

8. Consider the tenure of the lead audit partner on the engagement in light of applicable securities law, stock exchange or applicable regulatory requirements.

9. Review all reports required to be submitted by the Auditors to the Committee under applicable securities laws, stock exchange or other regulatory requirements.

10. Receive all recommendations and explanations which the Auditors place before the Committee.

(b) <u>Financial Statements and Financial Information</u>

11. Review and discuss with management, the financial and accounting officer(s) and the Auditors, the Company's annual audited financial statements, including disclosures made in management's discussion and analysis, prior to filing or distribution of such statements and recommend to the Board, if appropriate, that the Company's audited financial statements be included in the Company's annual reports distributed and filed under applicable laws and regulatory requirements.

12. Review and discuss with management, the financial and accounting officer(s) and the Auditors, the Company's interim financial statements, including management's discussion and analysis,

and the Auditor's review of interim financial statements, prior to filing or distribution of such statements.

13. Be satisfied that adequate procedures are in place for the review of the Company's disclosure of financial information and extracted or derived from the Company's financial statements and periodically assess the adequacy of these procedures.

14. Discuss with the Auditor the matters required to be discussed by applicable auditing standards requirements relating to the conduct of the audit including:

(a) the adoption of, or changes to, the Company's significant auditing and accounting principles and practices;

(b) the management letter provided by the Auditor and the Company's response to that letter; and

(c) any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, or personnel and any significant disagreements with management.

15. Discuss with management and the Auditors major issues regarding accounting principles used in the preparation of the Company's financial statements, including any significant changes in the Company's selection or application of accounting principles. Review and discuss analyses prepared by management and/or the Auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative approaches under generally accepted accounting principles.

16. Prepare any report under applicable securities law, stock exchange or other regulatory requirements, including any reports required to be included in statutory filings, including in the Company's annual proxy statement.

(c) <u>Ongoing Reviews and Discussions with Management and Others</u>

17. Obtain and review an annual report from management relating to the accounting principles used in the preparation of the Company's financial statements, including those policies for which management is required to exercise discretion or judgments regarding the implementation thereof.

18. Periodically review separately with each of management, the financial and accounting officer(s) and the Auditors; (a) any significant disagreement between management and the Auditors in connection with the preparation of the financial statements, (b) any difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information and (c) management's response to each.

19. Periodically discuss with the Auditors, without management being present, (a) their judgments about the quality and appropriateness of the Company's accounting principles and financial disclosure practices as applied in its financial reporting and (b) the completeness and accuracy of the Company's financial statements.

20. Consider and approve, if appropriate, significant changes to the Company's accounting principles and financial disclosure practices as suggested by the Auditors or management and the resulting financial statement impact. Review with the Auditors or management the extent to which any

changes or improvements in accounting or financial practices, as approved by the Committee, have been implemented.

21. Review and discuss with management, the Auditors and the Company's independent counsel, as appropriate, any legal, regulatory or compliance matters that could have a significant impact on the Company's financial statements, including applicable changes in accounting standards or rules, or compliance with applicable laws and regulations, inquiries received from regulators or government agencies and any pending material litigation.

22. Enquire of the Company's financial and accounting officer(s) and the Auditors on any matters which should be brought to the attention of the Committee concerning accounting, financial and operating practices and controls and accounting practices of the Company.

23. Review the principal control risks to the business of the Company, its subsidiaries and joint ventures; and verify that effective control systems are in place to manage and mitigate these risks.

24. Review and discuss with management any material off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of the Company with unconsolidated entities or other persons, that may have a material current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves or significant components of revenues or expenses. Obtain explanations from management of all significant variances between comparative reporting periods.

25. Review and discuss with management the Company's major risk exposures and the steps management has taken to monitor, control and manage such exposures, including the Company's risk assessment and risk management guidelines and policies.

(d) Risk Management and Internal Controls

26. Ensure that management has designed and implemented effective systems of risk management and internal controls and, at least annually, review the effectiveness of the implementation of such systems

27. Approve and recommend to the Board for adoption policies and procedures on risk oversight and management to establish an effective system for identifying, assessing, monitoring and managing risk.

28. In consultation with the Auditors and management, review the adequacy of the Company's internal control structure and procedures designed to insure compliance with laws and regulations, and discuss the responsibilities, budget and staffing needs of the Company's financial and accounting group.

29. Establish procedures for (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

30. Review the internal control reports prepared by management, including management's assessment of the effectiveness of the Company's internal control structure and procedures for financial reporting.

31. Review the appointment of the chief financial officer and any key financial executives involved in the financial reporting process and recommend to the Board any changes in such appointment.

(f) Other Responsibilities

32. Create an agenda for the ensuing year.

33. Review and approve related-party transactions if required under applicable securities law, stock exchange or other regulatory requirements.

34. Review and approve (a) any change or waiver in the Company's code of ethics applicable to senior financial officers and (b) any disclosures made under applicable securities law, stock exchange or other regulatory requirements regarding such change or waiver.

35. Establish, review and approve policies for the hiring of employees or former employees of the Company's Auditors.

36. Review and reassess the duties and responsibilities set out in this Charter annually and recommend to the Nominating and Corporate Governance Committee and to the Board any changes deemed appropriate by the Committee.

37. Review its own performance annually, seeking input from management and the Board.

38. Perform any other activities consistent with this Charter, the Company's constating documents and governing law, as the Committee or the Board deems necessary or appropriate.

V. Reporting

The Committee shall report regularly to the Board and shall submit the minutes of all meetings of the Audit Committee to the Board (which minutes shall ordinarily be included in the papers for the next full board meeting after the relevant meeting of the Committee). The Committee shall also report to the Board on the proceedings and deliberations of the Committee at such times and in such manner as the Board may require. The Committee shall review with the full Board any issues that have arisen with respect to quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance or independence of the Auditors or the performance of the Company's financial and accounting group.

VI. Resources and Access to Information

The Committee shall have the authority to retain independent legal, accounting and other consultants to advise the Committee.

The Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities. The Committee has direct access to anyone in the organization and may request any officer or employee of the Company or the Company's outside counsel or the Auditors to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee with or without the presence of management. In the performance of any of its duties and responsibilities, the Committee shall have access to any and all books and records of the Company necessary for the execution of the Committee's obligations.

The Committee shall consider the extent of funding necessary for payment of compensation to the Auditors for the purpose of rendering or issuing the annual audit report and recommend such compensation to the Board for approval. The Audit Committee shall determine the funding necessary for payment of compensation to any independent legal, accounting and other consultants retained to advise the Committee.

[As at April 26, 2004]

82-34714

IMPERIAL METALS CORPORATION

Annual General Meeting
Held on May 8, 2006

REPORT OF VOTING RESULTS
Section 11.3 of National Instrument 51-102

The following briefly describes the matters voted upon and the outcome of the votes at the Annual General Meeting of Shareholders of Imperial Metals Corporation (the "Company") held on May 8, 2006 in Vancouver, British Columbia:

1. **Fixing Number of Directors**	Votes cast FOR	Votes Cast AGAINST
A ballot was conducted to set the number of directors of the Company at four.	17,349,641 (99.98%)	2,642 (0.02%)

2. **Election of Directors**

By a vote by way of show of hands, the following directors were elected to hold office until the next annual general meeting of shareholders or until their successors are appointed or elected:

J. Brian Kynoch
Pierre Lebel
Larry G.J. Moeller
Edward A. Yurkowski

3. **Appointment of Auditors**

By a vote by way of show of hands, Deloitte & Touche LLP were reappointed as auditors of the Company until the next annual general meeting of shareholders and the directors authorized to fix the remuneration of the auditors.

4. **Approval of Stock Option Plan (2005)**

An ordinary resolution approving the Stock Option Plan (2005) was approved by a vote by way of show of hands.

82-34714

FORM: 11 Company Name: Imperial Metals Corporation Stock Symbol: (III:TSX)

EXPEDITED FILING (as provided for in Section 607(c)): ☑

REGULAR FILING: ☐

1. Date of notice: February 2, 2006

2. Number of currently issued and outstanding securities of each class of securities of the issuer, excluding non-voting preferred securities: 28,151,219 common shares

3. Description of securities to be placed:

a) class: Common shares

b) number: 1,000,000

c) subscription price: $6.50 per common share

d) market price and if applicable, date from binding agreement used to calculate market price (as defined in Section 601) [Please attach one copy of binding agreement]:
$7.25

e) discount percentage to market price, if any: 11%

f) voting rights: One vote per common share

g) if the securities are not of a listed class, summarize the provisions: N/A

h) if convertible into another class of securities, the maximum number of securities issuable upon conversion:
N/A

i) description of any attached warrants (or options), including:

(i) number: N/A

(ii) exercise price: N/A

(ii) term to expiry: N/A

(iv) other significant terms: N/A

j) if the issuer is providing any financial assistance to any placee to facilitate the purchase, by way of loan, guaranty or otherwise, give particulars:

N/A

k) tax credits attached to the securities, if any: N/A

4. Are there any issuances to insiders under the private placement? Yes

(For this purpose, "insider" has the same meaning as found in the *Securities Act* (Ontario) and also includes associates and affiliates of the insider; and "issuances to insiders" includes direct and indirect issuances to insiders, their associates and affiliated companies.)

5. **If the answer to question 4 is yes:**

a) total percentage of placement being issued to insiders: 55%

b) for each insider placee, state:

(i) the placee's name: Murray Edwards

(ii) current holdings of voting securities of the issuer (direct or indirect) in terms of number and percentage:

Murray Edwards currently beneficially owns 1,689,844 common shares of the Company (6% of the current issued and outstanding common shares of the Company). In addition, Mr. Edwards holds $9,000,000 of convertible debentures of the Company. These are convertible into common shares of the Company at one common share per each $8.65 of face value. If converted in full, Mr. Edwards would hold an additional 1,040,462 shares of the Company. Directly, Edco Capital Corporation currently beneficially owns 550,000 common shares of the Company (1.95% of the current issued and outstanding common shares of the Company). In addition, 1,268,250 warrants exercisable at $6.00 were issued to Edco Capital Corporation in connection with a Line of Credit facility. Directly, Edco Financial Holdings Ltd. currently beneficially owns 8,119,185 common shares of the Company (28.84% of the current issued and outstanding common shares of the Company). Combining all direct and indirect investments, Murray Edwards in aggregate is purchasing 500,000 shares of the Company and currently beneficially owns 10,359,029 common shares of the Company (36.79% of the current issued and outstanding common shares of the Company).

(iii) the number of securities to be purchased by the insider under the private placement in terms of number and percentage :

Murray Edwards is purchasing 500,000 common shares, representing 50% of the private placement.

(iv) holdings of voting securities of the issuer (direct or indirect) after the placement in terms of number and percentage:

Murray Edwards – 2,189,844 common shares (7.51% of the then issued and outstanding common shares of the Company). Edco Capital Corporation – 550,000 common shares (1.88% of the then issued and outstanding common shares of the Company). Edco Financial Holdings Ltd. – 8,119,185 common shares (27.85% of the then issued and outstanding common shares of the Company). Combining all direct and indirect investments, Murray Edwards – 10,859,029 common shares (37.25% of the then issued and outstanding common shares of the Company, exclusive of any shares represented by the convertible debentures and warrants as noted above).

(i) the placee's name: Larry Moeller

(ii) current holdings of voting securities of the issuer (direct or indirect) in terms of number and percentage:

Directly and indirectly, Larry Moeller currently beneficially owns 841,184 common shares of the Company (2.99% of the current issued and outstanding common shares of the Company). Mr. Moeller also holds $650,000 of convertible debentures of the Company. These are convertible into common shares of the Company at one common share per each $8.65 of face value.. If converted in full, Mr. Moeller would hold an additional 75,145 shares of the Company. In addition, 66,750 warrants exercisable at $6.00 were issued to Mr. Moeller in connection with a Line of Credit facility.

(iii) the number of securities to be purchased by the insider under the private placement in terms of number and percentage :

45,000 common shares, representing 4.5% of the Private Placement.

(iv) holdings of voting securities of the issuer (direct or indirect) after the placement in terms of number and percentage:

886,184 common shares (3.04% of the then issued and outstanding common shares of the Company, exclusive of any shares represented by the convertible debentures and warrants as noted above).

(i) the placee's name: Pierre Lebel

(ii) current holdings of voting securities of the issuer (direct or indirect) in terms of number and percentage:
Pierre Lebel currently beneficially owns 141,698 common shares of the Company (0.50% of the current issued and outstanding common shares of the Company).

(iii) the number of securities to be purchased by the insider under the private placement in terms of number and percentage :
3,000 common shares, representing 0.3% of the Private Placement.

(iv) holdings of voting securities of the issuer (direct or indirect) after the placement in terms of number and percentage:
144,698 common shares (0.5% of the then issued and outstanding common shares of the Company).

(i) the placee's name: Brian Kynoch

(ii) current holdings of voting securities of the issuer (direct or indirect) in terms of number and percentage:
Brian Kynoch currently beneficially owns 177,078 common shares of the Company (0.63% of the current issued and outstanding common shares of the Company). Mr. Kynoch also holds $100,000 of convertible debentures of the Company. These are convertible into common shares of the Company at one common share per each $8.65 of face value. If converted in full, Mr. Kynoch would hold an additional 11,561 shares of the Company.

(iii) the number of securities to be purchased by the insider under the private placement in terms of number and percentage :
2,000 common shares, representing 0.2% of the Private Placement.

(iv) holdings of voting securities of the issuer (direct or indirect) after the placement in terms of number and percentage:
179,078 common shares (0.61% of the then issued and outstanding common shares of the Company, exclusive of any shares represented by the convertible debentures as noted above).

6. Has the issuer completed any other private placements within the past six months where securities were issued or made issuable to insiders (include private placements that have been conditionally approved and/or currently contemplated)?

No

7. If the answer to 6 is yes, state:

a) (i) dates on which each private placement closed: N/A

(ii) number and class of listed securities issued or issuable under each placement: N/A

(iii) number and class of securities issued or issuable to insiders under each private placement:
N/A

b) whether securityholders approved any of the private placements (including a blanket advanced approval) and, if so, identify which private placements were so approved:
N/A

8. Will the issuer obtain securityholder approval for this private placement? If the issuer is relying on an exemption from securityholder approval, please provide details.

No

9. What will be the use of proceeds?

Fund exploration and development at the Sterling project, as well as for general working capital purposes.

10. Could the placement potentially result in a material affect in control? No

11. Any significant information regarding the proposed private placement not disclosed above: No

12. Is this private placement related to any other private placement completed in the last six months?
No

TORONTO STOCK EXCHANGE TSX

82-34714

TORONTO STOCK EXCHANGE

February 10, 2006

David Babstock
Manager, Listed Issuer Services
Toronto Stock Exchange
650 West Georgia Street
Suite 2700
P.O. Box 11633
Vancouver, BC Canada V6B 4N9
T (604) 643-6599
F (604) 844-7502
david.babstock@tsx.com

VIA FAX ONLY

Ms. Rio Budhai
Imperial Metals Corporation
580 Hornby Street
Suite 200
Vancouver, BC
V6C 3B6

Dear Ms. Budhai:

**RE: Imperial Metals Corporation (the "Company")
Proposed Private Placement of Common Shares**

Reference is made to your TSX Securefile submission dated February 2, 2006, letter dated February 7, and accompanying notice of proposed private placement advising Toronto Stock Exchange ("TSX") that the Company proposes to issue 1,000,000 common shares at a price of $6.50 per common share. TSX further understands that non-arm's length placees will be subscribing for 550,000 common shares under the proposed private placement.

TSX has determined to accept notice of the proposed private placement, and has conditionally approved for listing an additional 1,000,000 common shares, subject to:

1) Closing of the transaction no later than March 19, 2006.

2) Receipt on the same business day of closing of the transaction of: (a) the news release announcing the closing of the transaction <u>or</u> (b) written confirmation that the transaction has closed, by e-mail or facsimile; and

3) Receipt of the following documents by the close of the business day following the closing of the transaction.

   (a) written confirmation: (i) of the date on which the transaction closed; (ii) of the exact number of common shares issued and made issuable pursuant to the private placement; (iii) that the Company has not provided, nor will it provide, financial assistance or consideration of any kind, directly or indirectly to any placee in connection with a subscription under the private placement; and (iv) that no voting trust or similar agreement has or will be entered into by any placee that has the effect of directing the manner in which the votes attaching to the common shares issued or made issuable under the private placement may be voted following the private placement;

   (b) sample copy of each type of private placement subscription agreement;

(c) copy of any other related material agreements;

(d) opinion of counsel stating that the common shares issued or made issuable under the private placement have been, or will be, when issued, fully paid and non-assessable common shares of the Company; and

(e) additional listing fee in the amount of $9,656.75 (GST inclusive), comprised of a base fee of $9,630 and a variable fee of $2,166.75 calculated on a Listing Capitalization of $6,500,000, less a non-refundable fee in the amount of $2,140 (GST inclusive) previously submitted.

Listing Capitalization means the value of securities to be listed by the Company and is calculated as: (i) the price per common share of $6.50, multiplied by (ii) 1,000,000 common shares being the number of common shares to be listed.

Should you wish to discuss this matter further, please contact the undersigned.

Sincerely,

TORONTO STOCK EXCHANGE

David Babstock

/nl

82-34714

Fasken Martineau DuMoulin LLP *
Barristers and Solicitors
Patent and Trade-mark Agents

Suite 2100
1075 Georgia Street West
Vancouver, British Columbia, Canada V6E 3G2

604 631 3131 Telephone
604 631 3232 Facsimile

www.fasken.com

FASKEN MARTINEAU

Charlotte P. Bell
Direct 604 631 3257
Facsimile 604 632 3257
cbell@van.fasken.com

February 17, 2006
File No.: 245363/14223

BY COURIER

The Toronto Stock Exchange
Suite 2700, PO Box 11633
650 West Georgia Street
Vancouver, BC V6B 4N9

Attention: David Babstock

Dear Sirs/Mesdames:

Re: Imperial Metals Corporation – Private Placement of 1,000,000 Common Shares (the "Private Placement")

Further to your conditional acceptance letter dated February 10, 2006, we enclose the following:

1. written confirmation from Andre Deepwell, CFO of the Company;
2. a copy of the form of Subscription Agreement;
3. our Legal Opinion; and
4. the Company's cheque in the amount of $9,656.75.

We trust you will find the enclosed to be in order. If you have any questions or require anything further, please do not hesitate to contact us. Otherwise, we look forward to receiving your final acceptance at your earliest convenience.

Yours truly,

FASKEN MARTINEAU DuMOULIN LLP

Charlotte Bell.

Charlotte P. Bell
CPB/smo

cc: Imperial Metals Corporation
Attention: Andre Deepwell

82-34714

TORONTO STOCK EXCHANGE

TSX

April 3, 2006

David Babstock
Manager, Listed Issuer Services
Toronto Stock Exchange
650 West Georgia Street
Suite 2700
P.O. Box 11633
Vancouver, BC Canada V6B 4N9
T (604) 643-6599
F (604) 844-7502
david.babstock@tsx.com

VIA FAX ONLY

Ms. Charlotte P. Bell
Fasken Martineau DuMoulin LLP
Suite 2100
1075 Georgia Street West
Vancouver, BC
V6E 3G2

Dear Ms. Bell:

Re: Imperial Metals Corporation. (the "Company")
Private Placement of Common Shares

Toronto Stock Exchange ("TSX") is in receipt of all documentation required in connection with the above-captioned matter.

This will confirm that an additional 1,000,000 common shares of the Company have been listed and issued on TSX.

We acknowledge receipt of the Company's cheques in the amount of $11,796.75 respecting the applicable additional listing fee, for which we thank you.

Should you have any questions with respect to the foregoing, please contact the undersigned.

Sincerely,

TORONTO STOCK EXCHANGE

David Babstock

82-34714

Jan '06

TSX

TSX SecureFile

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Issuer:	**Imperial Metals Corporation**
Project Name:	**2006-000866 Share Purchase Plan**
Project Description:	Non Independent Trustee Purchases
Date:	02/03/2006 17:55:25
Created by:	riobudhai

Create New Submission

Submissions

Filing Type	Document Type	Submission Date	Time Stamp	
Non-Independent Purchase Plan	Notice of Purchase	02/03/2006	17:55:25	Details

Time Stamp = HHMMSS

IMPERIAL METALS CORPORATION

ESPP Purchase Summary

Date	Number of Shares	Price
2006		
23-Jan	800	5.750
27-Jan	1,200	6.020
	-	-
Total Jan 06	2,000	5.912

82-34714

TSX SecureFile

Submission Details

Issuer: Imperial Metals Corporation

Project name: 2006-004179 Share Purchase Plan

Project description: Feb'06 Report

Creation date: 03/08/2006 14:52:23

Created by: riobudhai

Filing Type: Non-Independent Purchase Plan

Document Type: Notice of Purchase

Symbol: III

Submission Comment:

Submission File: Feb 06.pdf

Submitted By: riobudhai

Submission Received: 03/08/2006 14:52:23

Close Window Print Details

IMPERIAL METALS CORPORATION

ESPP Purchase Summary

Date	Number of Shares	Price
2006		
23-Jan	800	5.750
27-Jan	1,200	6.020
	-	-
Total Jan 06	2,000	5.912
2-Feb	500	6.990
7-Feb	1,000	7.040
27-Feb	1,500	6.950
	-	-
Total Feb 06	3,000	6.987
YTD Totals	5,000	6.557

82-34114

TSX SecureFile

Submission Details

Issuer: Imperial Metals Corporation

Project name: 2006-006264 Share Purchase Plan

Project description: Mar 06 Report

Creation date: 04/03/2006 14:33:00

Created by: riobudhai

Filing Type: Non-Independent Purchase Plan

Document Type: Notice of Purchase

Symbol: III

Submission Comment:

Submission File: mar 06.pdf

Submitted By: riobudhai

Submission Received: 04/03/2006 14:33:00

Close Window | Print Details

IMPERIAL METALS CORPORATION

ESPP Purchase Summary

Date	Number of Shares	Price
2006		
23-Jan	800	5.750
27-Jan	1,200	6.020
	-	-
Total Jan 06	2,000	5.912
2-Feb	500	6.990
7-Feb	1,000	7.040
27-Feb	1,500	6.950
	-	-
Total Feb 06	3,000	6.987
23-Mar	600	7.200
Total Mar 06	600	7.200
YTD Totals	5,600	6.626

82-34714

TSX SecureFile

Submission Details

Issuer: Imperial Metals Corporation

Project name: 2006-010893 Share Purchase Plan

Project description: April '06 Report

Creation date: 05/09/2006 15:04:27

Created by: riobudhai

Filing Type: Non-Independent Purchase Plan

Document Type: Notice of Purchase

Symbol: III

Submission Comment:

Submission File: apr 06.pdf

Submitted By: riobudhai

Submission Received: 05/09/2006 15:04:27

Close Window | Print Details

IMPERIAL METALS CORPORATION

ESPP Purchase Summary

Date	Number of Shares	Price	Cost
2006			
23-Jan	800	5.750	4,600.00
27-Jan	1,200	6.020	7,224.00
	-	-	-
Total Jan 06	2,000	5.912	11,824.00
2-Feb	500	6.990	3,495.00
7-Feb	1,000	7.040	7,040.00
27-Feb	1,500	6.950	10,425.00
	-	-	-
Total Feb 06	3,000	6.987	20,960.00
YTD Totals	5,000	6.557	32,784.00
23-Mar	600	7.200	4,320.00
Total Mar 06	600	7.200	4,320.00
YTD Totals	5,600	6.626	37,104.00
21-Apr	700	9.130	6,391.00
	-	-	-
Total Apr 06	700	9.130	6,391.00
YTD Totals	6,300	6.904	43,495.00

Form 52-109F1 - Certification of Annual Filings

I, J. Brian Kynoch, President of Imperial Metals Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Imperial Metals Corporation (the "issuer") for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 30, 2006

"J. Brian Kynoch"

J. Brian Kynoch
President

82-34714

Form 52-109F1 - Certification of Annual Filings

I, Andre H. Deepwell, Chief Financial Officer of Imperial Metals Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Imperial Metals Corporation (the "issuer") for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 30, 2006

"Andre H. Deepwell"

Andre H. Deepwell
Chief Financial Officer

IMPERIAL METALS CORPORATION

FORM 52-109F2 - CERTIFICATION OF INTERIM FILINGS

I, Andre H. Deepwell, Chief Financial Officer of Imperial Metals Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Imperial Metals Corporation, (the "issuer") for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 15, 2006

"Andre H. Deepwell"

Andre H. Deepwell
Chief Financial Officer

82-34714

IMPERIAL METALS CORPORATION

FORM 52-109F2 - CERTIFICATION OF INTERIM FILINGS

I, J. Brian Kynoch, President of Imperial Metals Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Imperial Metals Corporation, (the "issuer") for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 15, 2006

"J. Brian Kynoch"

J. Brian Kynoch
President